Form 10-K, Exhibit 13
period 1993-12-31
TECUMSEH PRODUCTS CO
filed 1994-03-28
CIK 96831

                                                             Exhibit 13




TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
FINANCIAL SUMMARY
(Dollars in millions except per share data)


                                                  1993        1992        1991
                                                --------    -------     -------
Net sales                                       $1,314.2    $1,258.5    $1,197.2
Net income before
    accounting changes                              81.4        52.3        42.5
    % of net sales                                   6.2%        4.2%        3.5%

Cumulative effect of changes in accounting
    for nonpension postretirement benefits
    and income taxes                               --          (95.0)      --

Net income (loss)                                   81.4       (42.7)       42.5

Capital expenditures                                51.1        56.6        85.8

Total assets                                     1,132.7     1,078.6     1,055.4

Stockholders' equity                               686.8       639.8       712.8

Return on average
    stockholders' equity                            12.3%        7.7%(a)     6.0%

Per share of common stock:

    Net income before accounting changes        $    3.72   $    2.39   $    1.94
    Cumulative effect of accounting changes           --        (4.34)         --
                                                ---------   ---------    -------
    Net income (loss)                           $    3.72   $   (1.95)  $    1.94

    Cash dividends declared                          1.15        0.80        0.80
    Book value                                      31.39       29.24       32.58

Average number of employees                        12,376      12,576      12,483


Note: The above per share amounts have been adjusted as necessary to reflect the 100% stock dividend paid June 30, 1993 and the 100% stock dividend paid May 29, 1992.

(a)  Calculated on net income before accounting changes.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
- ------------------------------------------------------------------------------
BUSINESS SEGMENT DATA
(Dollars in millions)

INDUSTRY SEGMENT INFORMATION

                                                               Income Before
                                  Net Sales                     Income Taxes
                         ---------------------------    --------------------------
                           1993      1992        1991      1993    1992(a)   1991
                         ---------  -------    -------    -------  ------- -------
Compressor
    Products . . .       $  809.4  $  836.5    $  775.8   $ 73.5   $54.2   $46.3
Engine & Power
    Train
    Products . . .          426.9     360.2       337.4     40.9    20.5    20.9
Pump
    Products (b)             77.9      61.8        84.0     11.6     7.8     6.3
Corporate
    Expenses . . .             -         -          -       (9.9)  (10.3)  (10.0)
Non-Operating
    Items  . . . .             -         -          -       11.7    16.2    12.7
                         --------  --------    --------   ------   -----  ------
    Total. . . . .       $1,314.2  $1,258.5    $1,197.2   $127.8   $88.4   $76.2
                         --------  --------    --------   ------   ------ ------
                         --------  --------    --------   ------   ------ ------

                                                          Capital
                           Year End Assets               Expenditures              Depreciation
                      --------------------------   -----------------------   --------------------------
                       1993      1992      1991     1993     1992     1991     1993      1992      1991
                      ------    -------   ------   -------  ------   ------  --------  --------  ------
Compressor
    Products . . .  $  485.5  $ 488.2   $  524.0   $ 36.8   $ 37.7   $ 75.8    $ 39.4   $ 40.1    $ 36.3
Engine & Power
    Train
    Products . . .     206.6    201.4      196.3     13.7     17.6      8.6      12.3     12.8      11.9
Pump
    Products (b)        35.7     33.5       27.8      0.6      1.3      1.4       0.8      0.7       1.7
Corporate  . . . .     404.9    355.5      307.3        -        -        -         -        -         -
                    --------  --------  --------   ------   ------   ------    ------    ------    ------
    Total  . . . .  $1,132.7  $1,078.6  $1,055.4   $ 51.1   $ 56.6   $ 85.8    $ 52.5   $ 53.6    $ 49.9
                    --------  --------  --------   ------   ------  -------    ------    ------    ------
                    --------  --------  --------   ------   ------  -------    ------    ------    ------


GEOGRAPHIC SEGMENT INFORMATION

                                                         Income Before
                             Net Sales                    Income Taxes              Year End Assets
                       --------------------------   ------------------------   --------------------------
                        1993      1992      1991     1993    1992(a)   1991     1993      1992      1991
                       ------    ------    ------   ------  --------- ------   ------    ------    ------
North America  . .   $  930.5  $  840.3  $  787.8   $  95.4    $ 78.1   $ 56.6  $  812.7  $  729.4  $  648.1
Europe . . . . . .      260.7     322.2     302.4      (1.6)     (5.7)     4.5     246.1     272.3     326.5
Brazil . . . . . .      123.0      96.0     107.0      34.6      16.7     14.9      78.5      82.9      82.7
Inter-area:
  North America          11.6      11.7       4.0         -         -        -         -         -         -
  Europe . . . . .        0.1       0.1         -         -         -        -         -         -         -
  Brazil . . . . .       23.8      22.7      21.1         -         -        -         -         -         -
Eliminations . . .      (35.5)    (34.5)    (25.1)     (0.6)     (0.7)     0.2      (4.6)     (6.0)     (1.9)
                     --------- --------- --------- --------   -------    ------  --------  --------  ---------
    Total  . . . .   $1,314.2  $1,258.5  $1,197.2   $ 127.8    $ 88.4   $ 76.2  $1,132.7  $1,078.6  $1,055.4
                     --------- --------- --------- --------   -------   ------  --------- --------- ---------
                     --------- --------- --------- --------   -------   ------  --------- --------- ---------

    (a) The 1992 results are before cumulative effect of changes in accounting for non-pension postretirement benefits and income taxes.
    (b) 1991 sales, in addition to pumps, included $29.4 million in contract machining, which was discontinued in that year.





    Transfers between geographic areas are accounted for at cost plus a reasonable profit. Export sales of domestic operations were $206.2, $226.5, and $175.3 million in 1993, 1992 and 1991, respectively. Of these sales, approximately two-thirds were to customers in the Far and Middle East. Certain amounts previously reported in the geographic segment information have been reclassified to conform with the current presentation.

    The Company's share of net unremitted earnings of its foreign subsidiaries was $14.0 million in 1993, none in 1992, and 2.0 million in 1991. Accumulated unremitted earnings of foreign subsidiaries at December 31, 1993 were $74.6 million.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1993 COMPARED TO 1992
    Consolidated earnings for 1993 were $81.4 million, or $3.72 per share, which was an increase of 56% compared to prior year's earnings, exclusive of the 1992 cumulative effect adjustment for changes in accounting for non-pension postretirement benefits and income taxes. Sales reached $1,314.2 million in 1993, which was a 4% increase over 1992. The improved operating results were due primarily to record-setting profit levels at the Company's Brazilian compressor operations along with strong sales of the Company's Engine and Power Train Products.
Compressor Products
    Sales for 1993 were 3% lower than the prior year reflecting reduced sales in Europe and Asia, offset to a considerable extent by increased sales in the United States and Brazil. A rebounding Brazilian economy allowed Tecumseh's subsidiary, SICOM Ltda., to achieve growth in sales and net income despite accelerating inflation and growing economic and political uncertainties. SICOM accounted for 9% of 1993 consolidated sales (8% in 1992) and 27% of 1993 consolidated net income (15% in 1992). An economic stabilization program was announced in late 1993 but lost momentum in the Brazilian Congress as an investigation into widespread political corruption took the forefront. The politicians have also begun to focus on the October 1994 presidential elections but may not be able to avoid a confrontation with inflation, which reached a monthly rate of 40% in January 1994. Historically, economic shocks in Brazil have resulted in a wealth transfer from the private to the public sector, and the Company therefore maintains a cautious outlook for Brazil.
    The Company's compressor sales within the United States were up by 17% for 1993 compared to 1992. A significant portion of the sales increase came in the unitary air conditioning market. Several of the important OEMs in the unitary air conditioning market, however, have decided to significantly reduce the use of traditional reciprocating compressors in 1994 as part of an industry trend toward the use of scroll compressors. As the Company does not currently produce scroll compressors in commercial quantities, this accelerating trend will reduce, at least temporarily, the Company's share of this important market and is expected to intensify price competition for the remaining available reciprocating compressor business. In anticipation of this trend, the Company has developed its own scroll compressor, which it is currently sampling with key customers. In January 1994, Tecumseh's Board of Directors authorized funding for a scroll compressor manufacturing facility, which is expected to be in limited production by the end of 1994.
    The Company's U.S. compressor exports for 1993 were 17% below the 1992 record levels due primarily to continued restrictions on foreign currency in China. In addition, the Company's sales volume and prices have been impaired by an excess inventory of rotary air conditioning compressors in the Far East following an unusually cool summer in Japan.
    Sales for Tecumseh's European compressor manufacturer, L'Unite Hermetique S.A., were down over 20% in 1993 resulting in a small operating loss for the year. The sales decline reflected continued weak economic conditions in Europe along with a currency-related reduction in market share in the refrigerator compressor market. Manufacturers in Italy and Spain have increased sales volume through aggressive pricing following the depreciation of the currencies in those countries during the past eighteen months. The Company has substantially completed an aggressive cost-cutting plan to position this operation for a return to profitability in 1994.
Engine and Power Train Products
    Sales for 1993 were up 19% over the prior year. The increase was due to improved industry conditions for walk-behind and riding lawn equipment as well as some gain in share. The outdoor power equipment industry predicts a 4-5% increase in equipment sales for the upcoming season. Industry sales of snow throwers doubled in 1993 after several disappointing seasons for a market where Tecumseh is the dominant supplier. Snow thrower inventory levels have been virtually depleted in key regions of the United States, setting the stage for a good season in 1994.
    The profit gain for the Engine and Power Train Products was primarily a result of the increase in sales volume compared to 1992. In addition, Tecumseh's Italian-based European engine operation, Tecnamotor S.r.l., benefited in 1993 from a depreciated lira along with the positive effect of a 15% work force reduction in late 1992.
Pump Products
    The Company's Pump Products sales for 1993 increased 26% over 1992 reflecting abnormally high sump pump sales in areas affected by the 1993 floods, along with continued growth in water gardening pump products. Although the sales growth of 1993 will most likely not be repeated, the Company does hope that 1994 pump sales will exceed 1993 levels with continued growth in the sales of several new products aimed at the consumer marketplace.

Interest Income

        Interest income for 1993 was considerably below the previous year's level due principally to SICOM's lower financial income. Real interest rates declined in Brazil in late 1992 in the government's attempt to boost consumer spending. In addition, the Company reduced cash balances held in Brazil during 1993 through dividend remittance and other transactions.

Income Tax

The effective income tax rate was 36% for 1993 as compared to 41% for 1992. The rate decline was primarily a result of a tax refund in Brazil along with a reduction in net operating losses at the Company's Italian engine subsidiary. The Company recorded a net favorable adjustment for the increase in the U.S. corporate tax rate from 34% to 35%, due to its large deferred tax asset position.

1992 COMPARED TO 1991
    Net earnings for 1992 included a one-time, non-cash charge of $95.0 million, or $4.34 per share, as a result of the adoption of two new accounting principles which modified the Company's accounting for non-pension postretirement benefits and income taxes. In addition to the one-time charge, the ongoing effect of these accounting changes reduced 1992 net income by $6.2 million, or $0.28 per share. The following discussion relates to 1992 operating results exclusive of the cumulative effect of changes in accounting principles.
    Net earnings for 1992 were $52.3 million, or $2.39 per share, compared to $42.5 million, or $1.94 per share, for 1991. This represented an increase of 23% over the prior year's results.
    Sales for 1992 were $1,258.5 million, an increase of 5% from 1991. Both of the Company's major industry segments experienced sales growth during 1992. Increased exports of U.S. built compressors accounted for most of the increase in the Compressor Products segment while increased sales to U.S. original equipment manufacturers accounted for the majority of the sales increase in the Company's Engine and Power Train segment. The decrease in the Company's sales of Pump Products was attributable to the sale of its contract machining operations in 1991. Sales in all of the Company's primary geographic regions were up, with the exception of South America.
    The Company's Compressor Products business achieved an 8% increase in sales for 1992 compared to the previous year. A 35% gain in Compressor Products export shipments was the main factor behind the sales improvement. This export growth was driven by increased demand for air conditioning equipment in emerging Asian markets. Sales of the Company's compressors in the United States were flat for 1992. The U.S. air conditioning industry suffered from one of the coolest summers on record. In response, the industry reduced production levels and brought down the high inventory levels of the late summer. Primarily due to increased export volume, associated production efficiencies, and cost control measures, operating profitability of the North American compressor business nearly doubled in 1992 and is the major factor in the consolidated earnings improvement compared to the prior year.
    The results of SICOM were impaired by the deep economic recession then affecting Brazil. SICOM's sales to Brazilian customers in 1992 were down approximately one-third from the 1991 level. The reduced local sales volume was partially offset by increased export sales, particularly to other Latin American countries. As a result, SICOM's sales for 1992 were down only 10% from 1991. SICOM reported moderate earnings for 1992 despite the decline in sales.
    The operating results of L'Unite Hermetique were negatively impacted by the stagnant economic conditions prevailing in Europe during 1992 and unfavorable currency fluctuations. Overall, L'Unite Hermetique's sales for the year were up slightly with the decrease in European sales being offset by increased export sales to the Far and Middle East. These sales gains did not generate normal margins for L'Unite Hermetique due to price pressures resulting from a strengthening French franc in relation to the U.S. dollar and Japanese yen during the spring and summer months of 1992. The combination of lower sales volume in Europe and price pressure on U.S. dollar-denominated exports significantly reduced operating margins of L'Unite Hermetique during 1992.
    The Company's U.S. Engine and Power Train sales recorded a gain of 8% in 1992 compared to the recessionary level of the previous year. Operating profit declined slightly due to the ongoing effect of the change in accounting for non-pension postretirement benefits. Despite the continued weak market conditions in Europe, Tecnamotor also recorded a small improvement in sales for 1992. However, Tecnamotor incurred an operating loss for 1992, part of which was due to a provision for termination benefits accompanying a 15% work force reduction.
    The effective income tax rate was 41% for 1992 as compared to 44% for 1991. The decrease in the effective tax rate was due, in part, to a federal tax refund of $1.4 million relating to favorable disposition of a matter from prior years.

LIQUIDITY AND CAPITAL RESOURCES
    The Company continued to maintain a strong and liquid financial position. Cash flow from operations of

$141.3 million in 1993 provided sufficient funds for capital expenditures and dividends. Working capital of $473.6 million at December 31, 1993 was up from $420.4 million at the end of 1992, and the ratio of current assets to current liabilities exceeded 3.2. The Company expects considerable capital expenditures during 1994 as it funds a scroll compressor manufacturing facility along with the purchase (and retooling) of rotary compressor manufacturing equipment from General Electric. The GE equipment will be utilized in the production of room air conditioning rotary compressors in smaller sizes that will complement Tecumseh's present product offering. Total capital spending for 1994 should approximate $175 million. Working capital requirements and planned capital expenditures for 1994 and early 1995 are expected to be financed primarily through internally available funds, although the Company may utilize long-term financing arrangements in connection with various state investment incentives.
    Pursuant to the National Appliance Energy Conservation Act of 1987, the U.S. government will require higher energy efficiency ratings on room air conditioning products during 1997 and on refrigerator and freezer products by 1998. Also, the primary refrigerants used in commercial and household refrigeration equipment, chlorofluorocarbon compounds (CFCs), have been identified as one of the leading factors causing depletion of the ozone layer. Under a 1992 international agreement, CFCs are scheduled to be phased out by January 1, 1996. Several OEMs have already begun to offer products which do not utilize CFCs. It is anticipated that challenges imposed by these new regulatory requirements ultimately will be met. However, it is not presently possible to estimate the level of expenditures required, the impact on future earnings, or the effect on the Company's competitive position.
    The California Air Resources Board (CARB) has mandated exhaust emission standards for utility engines which include the two- and four-cycle engine products manufactured by the Company. The Clean Air Act Amendments of 1990 require approval of the CARB regulations by the U.S. Environmental Protection Agency (EPA) prior to implementation. The approval from the EPA is pending. The California regulations require certain emission reductions by January 1, 1995 and additional, more stringent reductions by 1999. The Company's engine products, as presently designed and manufactured, do not all meet the 1995 CARB standards; however, engineering efforts have resulted in select engine certification to CARB requirements, and an adequate cross section of the Company's current four-cycle products will be modified to meet the 1995 requirements. The Clean Air Act Amendments of 1990 also allow other states to either adopt the California regulations after EPA approval or a federal standard which the EPA is formulating in concert with the industry and other related parties. The EPA continues its emissions studies but, as yet, has not promulgated regulations containing standards. The Company anticipates public hearings (in advance of proposed federal standards) during the second quarter of 1994. Continuing design and other efforts will be expended to meet the emission standards; however, it is not currently possible to determine the cost thereof nor the impact on future operating results or competitive position of the Company.
    The Company has been named by the EPA as a potentially responsible party in connection with the Sheboygan River and Harbor Superfund Site in Wisconsin. At December 31, 1993, the Company had an accrual of $26.4 million for estimated costs associated with the cleanup of certain PCB contamination at this Superfund Site. The Company has based the estimated cost of cleanup on ongoing engineering studies, including engineering samples taken in the Sheboygan River, and assumptions as to the areas that will have to be remediated along with the nature and extent of the remediation that will be required. Significant assumptions underlying the estimated costs are that remediation will involve innovative technologies, including (but not limited to) bioremediation near the Company's plant site and along the Upper River, and only natural armoring and bioremediation in the Lower River and Harbor. The Company has been informed by the EPA that it expects to issue a record of decision on the cleanup of the Sheboygan River and Harbor site by the third quarter of 1994, but ultimate resolution of the matter may take much longer. The ultimate costs to the Company will be dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by the EPA (in consultation with the State of Wisconsin), rapidly changing technology, and the outcome of any related litigation.
    In addition to the Sheboygan River and Harbor Superfund Site, the Company also is currently participating with the EPA and various state agencies at certain other sites to determine the nature and extent of any remedial action which may be necessary with regard to such other sites. Based on limited preliminary data and other information currently available, the Company has no reason to believe that the level of expenditures for potential remedial action necessary at these other sites will have a material effect on its future financial position.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED INCOME
(Dollars in millions except per share data)

                                                                 For The Years Ended December 31,
                                                              ---------------------------------------
                                                                 1993          1992           1991
                                                              ----------     ---------      ---------
INCOME:
    Net sales                                                  $1,314.2      $1,258.5       $1,197.2
    Interest income                                                17.5          24.6           25.9
    Other income                                                    5.6           3.6            3.3
                                                                --------      --------      ---------
                                                                1,337.3       1,286.7        1,226.4
                                                                --------      --------       --------
EXPENSES:
    Cost of sales and operating expenses                        1,124.0       1,109.3        1,059.2
    Selling and administrative expenses                            78.4          78.8           77.6
    Interest expense                                                4.0           6.0            6.5
    Other expenses                                                  3.1           4.2            6.9
                                                                --------      --------      ---------
                                                                1,209.5       1,198.3        1,150.2
                                                                --------      --------       --------
        INCOME BEFORE TAXES ON INCOME
            AND CHANGES IN ACCOUNTING PRINCIPLES                  127.8          88.4           76.2

Taxes on income                                                    46.4          36.1           33.7
                                                                 -------     ---------     ----------
        INCOME BEFORE CHANGES IN ACCOUNTING PRINCIPLES             81.4          52.3           42.5

Cumulative effect of changes in accounting
    for non-pension postretirement benefits
    and income taxes (Note 1.)                                        -         (95.0)
                                                                --------     ---------     ----------
        NET INCOME (LOSS)                                      $   81.4      $  (42.7)      $   42.5
                                                                 -------      --------      ---------
                                                                 -------      --------      ---------
Net income per share before changes in accounting principles      $3.72      $   2.39       $   1.94
Cumulative effect of changes in accounting
    for non-pension postretirement benefits and
    income taxes (Note 1.)                                            -         (4.34)             -
                                                                 -------      --------      ---------
        NET INCOME (LOSS) PER SHARE                            $   3.72      $  (1.95)      $   1.94
                                                                 -------      --------      ---------
                                                                 -------      --------      ---------

The above per share amounts have been adjusted as necessary to reflect the 100% stock dividend paid June 30, 1993 and the 100% stock dividend paid May 29, 1992.




The accompanying notes are an integral part of these statements.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in millions)



                                     Common Stock
                             ------------------------------                                          Foreign
                                                 Class B            Capital                          Currency            Total
                                Class A         or Prior           in Excess        Retained       Translation       Stockholders'
                              $1 par value     $1 par value       of Par Value      Earnings        Adjustment          Equity
                              -------------   --------------     --------------    ----------     -------------     ---------------
BALANCE, DECEMBER 31, 1990                             $5.5             $29.9         $628.6             $28.2             $692.2

Net income                                                                              42.5                                 42.5

Cash dividends                                                                         (17.5)                               (17.5)

Translation adjustments                                                                                    (4.4)             (4.4)
                               -------------   -------------    ---------------    ------------    --------------    --------------
BALANCE, DECEMBER 31, 1991                              5.5              29.9          653.6               23.8             712.8

Net income (loss)                                                                      (42.7)                               (42.7)

Cash dividends                                                                         (17.5)                               (17.5)

Dividend of Class A common             5.5                                              (5.5)                                   -

Translation adjustments                                                                                   (12.8)            (12.8)
                               -------------    -------------    --------------     -------------   ---------------   --------------
BALANCE, DECEMBER 31, 1992             5.5              5.5              29.9          587.9               11.0             639.8

Net income                                                                              81.4                                 81.4

Cash dividends                                                                         (25.2)                               (25.2)

Dividend of Class A common            10.9                                             (10.9)                                  -

Translation adjustments                                                                                    (9.2)             (9.2)
                              --------------   --------------    --------------     --------------  ---------------   -------------
BALANCE, DECEMBER 31, 1993           $16.4             $5.5             $29.9         $633.2               $1.8            $686.8
                              --------------   --------------    --------------     --------------  ---------------   --------------
                              --------------   --------------    --------------     --------------  ---------------   --------------

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)

                                                                             December 31,
                                                                          ------------------
ASSETS                                                                      1993      1992
                                                                          -------  ---------
CURRENT ASSETS:
   Cash and cash equivalents                                               $313.2    $263.6
   Accounts receivable, trade, less allowance for doubtful
      accounts of $5.3 million in 1993 and $4.4 million in 1992             158.0     155.8
   Inventories                                                              174.9     173.5
   Deferred income taxes                                                     30.1      25.4
   Other current assets                                                       7.3       9.4
                                                                         ---------  --------
           TOTAL CURRENT ASSETS                                             683.5     627.7
                                                                         ---------  --------

PROPERTY, PLANT, AND EQUIPMENT, at cost:
   Land and land improvements                                                 7.5       8.3
   Buildings                                                                106.3     103.8
   Machinery and equipment                                                  539.7     525.4
                                                                         ---------  --------
                                                                            653.5     637.5
   Less, accumulated depreciation                                           333.1     314.6
                                                                         ---------  --------
           PROPERTY, PLANT AND EQUIPMENT, net                               320.4     322.9
                                                                         ---------  --------

EXCESS OF COST OVER ACQUIRED NET ASSETS, less accumulated
      amortization of $10.5 million in 1993 and $8.6 million in 1992         54.5      60.9
DEFERRED INCOME TAXES                                                        29.0      29.6
OTHER ASSETS                                                                 45.3      37.5
                                                                         --------- ---------
           TOTAL ASSETS                                                  $1,132.7  $1,078.6
                                                                         --------- ---------
                                                                         --------- ---------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable, trade                                                  $88.1     $91.2
   Income taxes payable                                                       9.9       5.7
   Short-term borrowings                                                     14.0      22.6
   Accrued liabilities:
      Employee compensation                                                  20.5      20.8
      Product warranty and self-insured risks                                31.8      29.9
      Other                                                                  45.6      37.1
                                                                         ---------  --------
           TOTAL CURRENT LIABILITIES                                        209.9     207.3

LONG-TERM DEBT                                                               11.2      14.4
NON-PENSION POSTRETIREMENT BENEFITS                                         161.3     154.5
PRODUCT WARRANTY AND SELF-INSURED RISKS                                      26.3      23.1
ACCRUAL FOR ENVIRONMENTAL MATTERS                                            25.4      24.4
PENSION LIABILITIES                                                          11.8      15.1
                                                                         ---------  --------
           TOTAL LIABILITIES                                                445.9     438.8
                                                                         ---------  --------

STOCKHOLDERS' EQUITY:
   Class A common stock, $1 par value; authorized 25,000,000
      shares; issued and outstanding 16,410,438 shares                       16.4       5.5
   Class B common stock, $1 par value; authorized 25,000,000
      shares; issued and outstanding 5,470,146 shares                         5.5       5.5
   Capital in excess of par value                                            29.9      29.9
   Retained earnings                                                        633.2     587.9
   Foreign currency translation adjustment                                    1.8      11.0
                                                                         --------- ---------
           TOTAL STOCKHOLDERS' EQUITY                                       686.8     639.8
                                                                         --------- ---------
           TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $1,132.7  $1,078.6
                                                                         --------- ---------
                                                                         --------- ---------

The accompanying notes are an integral part of the statements.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in millions)

                                                                    For The Years Ended December 31,
                                                                   -----------------------------------
                                                                     1993          1992         1991
                                                                   --------      -------      --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                               $ 81.4       ($42.7)       $42.5
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
         Cumulative effect of changes in accounting for non-
            pension postretirement benefits and income taxes            -         95.0            -
         Depreciation and amortization                               52.5         53.6         49.9
         Accounts receivable                                         (2.1)        21.8         (8.0)
         Inventories                                                 (5.0)       (19.6)        25.5
         Payables and accrued expenses                               18.6        (19.3)        13.2
         Other                                                       (4.1)         4.5         (3.8)
                                                                   -------     --------    ---------
            Cash Provided By Operations                             141.3         93.3        119.3
                                                                   -------     --------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                             (51.1)       (56.6)       (85.8)
   Proceeds from the sale of property, plant and equipment              -            -         15.2
                                                                   -------     --------     --------
            Cash Used In Investing Activities                       (51.1)       (56.6)       (70.6)
                                                                   --------    --------     --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Dividends paid                                                   (25.2)       (17.5)       (17.5)
   Proceeds from borrowings                                           0.9          2.1          5.7
   Repayments of borrowings                                         (10.4)        (9.0)       (14.1)
                                                                   -------     --------     --------
            Cash Used In Financing Activities                       (34.7)       (24.4)       (25.9)
                                                                   -------     --------     --------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                              (5.9)        (5.1)        (6.7)
                                                                   -------      -------      -------

            INCREASE IN CASH AND CASH EQUIVALENTS                    49.6          7.2         16.1

CASH AND CASH EQUIVALENTS:

            Beginning Of Period                                     263.6        256.4        240.3
                                                                   -------      -------      -------
            End Of Period                                          $313.2       $263.6       $256.4
                                                                   -------      -------      -------
                                                                   -------      -------      -------

The accompanying notes are an integral part of the statements.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.   ACCOUNTING POLICIES
  PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's investments in unconsolidated affiliates are accounted for on the equity basis. All significant inter-company transactions and balances have been eliminated.
  CASH EQUIVALENTS -- Cash equivalents consist of short-term investments which are readily convertible into cash. The carrying amount approximates market value because of the short duration of these instruments.
  INVENTORIES -- Inventories are valued at the lower of cost or market, generally on the first-in, first-out basis.
  INCOME TAXES -- Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". The Company elected not to restate its 1991 financial statements included in this report. The cumulative effect of this change in accounting for income taxes was to increase 1992 net income by $1.5 million, or $.07 per share. SFAS No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable for the period plus or minus the net change in the deferred tax assets and liabilities.
  PROPERTY, PLANT AND EQUIPMENT -- Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expense as incurred. For financial statement purposes, depreciation is determined using the straight-line basis except for certain highly automated and specialized machinery which is depreciated using the units of production method.
  EXCESS OF COST OVER ACQUIRED NET ASSETS -- Assets and liabilities related to business combinations accounted for as purchases are recorded at fair value. The excess of cost over the net tangible assets acquired is being amortized on a straight-line basis over forty years.
  PRODUCT WARRANTY -- Provision is made for the estimated cost of maintaining product warranties at the time the product is sold.
  SELF-INSURED RISKS -- Provision is made for the estimated costs of known and anticipated claims under the deductible portions of the Company's liability, disability and workers' compensation insurance policies. In addition, provision is made for the estimated cost of postemployment benefits at employment separation, in accordance with Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits".
  NON-PENSION POSTRETIREMENT BENEFITS -- Effective January 1, 1992, the Company adopted the accrual accounting method prescribed in SFAS No. 106 for its non-pension postretirement benefit plans. As permitted under the provisions of this standard, the expense attributable to service rendered through December 31, 1991 has been fully recognized as of the date of adoption. This non-cash transition effect of the unfunded obligation was a charge of $96.5 million to 1992 earnings, net of approximately $54.3 million of income tax effects, reducing earnings per share by $4.41. Prior to 1992, non-pension post-retirement benefits were recognized on a claims incurred basis.
  ENVIRONMENTAL EXPENDITURES - Expenditures for environmental safekeeping are expensed or capitalized as appropriate. Costs associated with remediation activities are expensed. Liabilities relating to probable remedial activities are recorded when the costs of such activities can be reasonably estimated.
  RECLASSIFICATIONS - Certain amounts included in the 1992 and 1991 financial statements have been reclassified to conform with the 1993 presentation.

NOTE 2.   FOREIGN CURRENCY TRANSLATION
  The assets and liabilities of the Company's Canadian and European subsidiaries are translated into U.S. dollars at current exchange rates and revenues and expenses are translated at average monthly exchange rates. The resulting translation adjustments are recorded in a separate component of stockholders' equity:

(Dollars in millions)                      1993      1992
                                          ------    ------
Balance at January 1                       $11.0     $23.8
Effect of balance sheet translations:
  Amount                                   (12.0)    (15.1)
  Tax effect                                 2.8       2.3
                                           -----     -----
Balance at December 31                     $ 1.8     $11.0
                                           -----     -----
                                           -----     -----

  For the Company's Brazilian subsidiary, which operates in a highly inflationary economy, inventory and plant and equipment and related income statement items are translated at historical exchange rates while other assets and liabilities are translated at current exchange rates. The resulting translation adjustment is included in other expense and was $2.0 million,

$2.1 million, and $6.6 million in 1993, 1992, and 1991, respectively.

NOTE 3.   RETIREMENT PLANS
  The Company has defined benefit retirement plans that cover substantially all domestic employees. Plans covering salaried employees generally provide pension benefits that are based on average earnings and years of credited service. Plans covering hourly employees generally provide benefits of stated amounts for each year of service. The Company's funding policy for retirement plans is to contribute amounts that meet the minimum funding requirements specified by the Employee Retirement Income Security Act, plus such additional amounts as the Company may determine to be appropriate. The domestic plan assets are invested in a diversified portfolio that primarily consists of equity and fixed income securities.
  Net pension expense of the Company's domestic defined benefit plans include the following components:

(Dollars in millions)                        1993    1992    1991
                                            ------  ------  ------
Service Cost -- benefits earned
  during year                               $  5.3  $  4.8  $  5.2
Interest cost on projected
  benefit obligations                         16.5    15.7    15.7
Actual return on assets                      (43.6)  (25.1)  (58.3)
Net amortization and deferral                 17.2    (1.1)   35.0
                                            ------  ------  ------
Net pension expense (credit)                $ (4.6) $ (5.7) $ (2.4)
                                            ------  ------  ------
                                            ------  ------  ------

The following table sets forth the funded status and amounts recognized in the consolidated balance sheets for the Company's domestic defined benefit plans at December 31:

                                         1993          1992
                                    -------------- --------------
(Dollars in millions)               OVER-   UNDER-  Over-   Under-
                                    FUNDED  FUNDED  funded  funded
                                    PLANS   PLANS   Plans   Plans
                                    ------- ------- ------- -------
Plan assets at fair value           $373.3  $   .9  $345.8  $   .4
                                     -----   -----   -----   -----
Actuarial present value of
  benefit obligation:
     Vested benefits                 228.9      .9   211.6      .5
     Non-vested benefits              16.5      .1    16.0      --
                                     -----   -----   -----   -----
Accumulated benefit
  obligation                         245.4     1.0   227.6      .5
Effect of projected future
  salary increases                    21.1      --    22.0      --
                                     -----   -----   -----   -----

Projected benefit obligation         266.5     1.0   249.6      .5
                                     -----   -----   -----   -----
Projected benefit obligation
  (in excess of)
  or less than plan assets           106.8     (.1)   96.2     (.1)
Unrecognized prior
  service cost                        12.6      --    12.3      --
Unrecognized net (gain) loss         (71.3)     .1   (63.2)     .1
Unrecognized net transition
  (asset) obligation                 (20.9)     --   (23.1)     --
                                     -----   -----   -----   -----
Prepaid (accrued) pension
  expense                           $ 27.2  $   --  $ 22.2  $   --
                                     -----   -----   -----   -----
                                     -----   -----   -----   -----

  Assumptions used in accounting for the domestic defined benefit plans were:

                                                 1993     1992
                                                ------   ------
Measurement of projected benefit obligation:
  Discount rate                                 6 1/4%   6 3/4%

  Long-term rate of compensation increases      5 1/2%   6    %

Long-term rate of return on plan assets         7 1/2%   7 1/2%

  The Company's European subsidiaries provide for defined benefits that are generally based on earnings at retirement date and years of credited service. The combined expense for these unfunded plans was $2.2, $2.3, and $2.7 million in 1993, 1992 and 1991, respectively. The net liability recorded in the consolidated balance sheet was $11.8 and $15.1 million for 1993 and 1992, respectively.
  Consolidated pension expense (credit) of $(0.3) million in 1993, $(1.5) million in 1992, and $2.0 million in 1991 includes amounts associated with the domestic and foreign defined benefit plans described above and certain defined contribution plans.

NOTE 4.   NON-PENSION POSTRETIREMENT BENEFIT PLANS
  The Company sponsors a retiree health care benefit plan, including retiree life insurance, for eligible salaried retirees and their eligible dependents. The Company also sponsors at certain divisions, retiree health care benefit plans for eligible hourly retirees and their eligible dependents. Some of the hourly retiree health care plans include retiree life insurance. The retiree health care plans are unfunded and provide for coordination of benefits with Medicare and any other insurance plan covering a participating retiree or dependent. The plans have annual lifetime maximum benefit restrictions and pay a stated percentage of covered, medically necessary expenses incurred by the eligible retiree after applicable deductibles are met. Some of the plans are contributory, with some retiree contributions adjusted annually. The Company has reserved the right to interpret, change or eliminate these benefit plans.
  The components of the net periodic postretirement benefit cost for 1993 and 1992 were:

(Dollars in millions)                                1993     1992
                                                    ------   ------
Service cost-benefits earned during year            $  3.7   $  4.6
Interest cost on accumulated postretirement
  benefit obligation                                  10.3     10.9
Net amortization and deferral                         (1.0)      --
                                                    ------   ------
Net postretirement health care
  costs (before tax effect)                         $ 13.0   $ 15.5
                                                    ------   ------
                                                    ------   ------

   Prior to 1992, the Company recognized non-pension postretirement costs in the year that the benefit claims were incurred. These costs were $5.8 million in 1991.

  The total of accrued postretirement benefit obligation is presented below as of December 31:

(Dollars in millions)                                1993       1992
                                                    ------     ------
Accumulated postretirement benefit obligation:
  Retirees                                           $  57.7   $  56.9
  Active, eligible employees                            34.7      36.5

  Active, not yet eligible employees                    60.7      62.8
                                                      ------    ------
                                                       153.1     156.2
Unrecognized plan amendment gain                         4.0       4.3
Unrecognized net actuarial gain                         10.2        --
                                                      ------    ------
Accrued postretirement benefit cost in
  excess of plan assets                             $  167.3   $ 160.5
                                                      ------    ------
                                                      ------    ------
Assumptions used:
  Discount rate                                          6.5%      7.0%
  Health care cost trend rate                           11.5%     12.0%
  Ultimate health care cost trend rate in 2003           4.5%      5.0%

  At December 31, 1993 and 1992, $6.0 million is included in Accrued Liabilities, Other.
  Actual health care cost trend rates for 1992 and 1993 were lower than anticipated and the Company reduced its trend rates in 1993 accordingly.
The health care cost trend rate assumption has a significant effect on the amounts reported and increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $21.4 million and the aggregate of the service and interest cost components of net postretirement health care cost for the year then ended by $2.2 million.

NOTE 5.   INCOME TAXES
  Consolidated income before taxes and cumulative effect of changes in accounting principles consist of the following:

(Dollars in millions)              1993      1992    1991
                                  ------    ------  ------
United States                     $ 94.1    $ 76.4  $ 55.4
Foreign                             33.7      12.0    20.8
                                  ------    ------  ------
                                  $127.8    $ 88.4  $ 76.2
                                  ------    ------  ------
                                  ------    ------  ------

Provision for income taxes consists of the following:

(Dollars in millions)                1993    1992    1991
                                    ------  ------  ------
Current:
  U.S. federal                       $32.7   $23.5   $17.9
  State and local                      4.4     3.4     1.8
  Foreign income and
     withholding taxes                12.8    11.7    14.7
                                      ----    ----    ----
                                      49.9    38.6    34.4
                                      ----    ----    ----
Deferred:
  U.S. federal                        (5.3)   (1.7)   (1.0)
  Foreign                              1.8     (.8)    0.3
                                      ----    ----    ----
                                      (3.5)   (2.5)   (0.7)
                                      ----    ----    ----
Provision for income taxes           $46.4   $36.1   $33.7
                                      ----    ----    ----
                                      ----    ----    ----
Income taxes paid                    $43.8   $46.4   $19.8
                                      ----    ----    ----
                                      ----    ----    ----

     The principal items included in the 1991 deferred tax benefit are $5.6 million relating to a provision for consolidation of certain manufacturing operations and write down of certain long-term assets, offset by $2.6 million for a change in the estimated cost of a previously announced plant closing, and $2.6 million for tax depreciation in excess of book depreciation.
  A reconciliation between the actual income tax expense provided and the income tax expense computed by applying the statutory federal income tax rate of 35% in 1993 and 34% in 1992 and 1991 to pre-tax income is as follows:

(Dollars in millions)                        1993    1992    1991
                                            ------  ------  ------
Income taxes at U.S. statutory rate          $44.7   $30.0   $25.9
Excess of foreign taxes over
  the U.S. statutory rate                       .4     3.0     5.3
State and local income taxes                   2.9     2.2     1.1
Foreign losses without tax benefit             1.0     2.5     1.4
Deferred income tax rate changes              (1.6)     --      --
Tax benefits from
  Foreign Sales Corporation                   (1.1)    (.9)    (.6)
Federal tax refund                              --    (1.4)     --
Other                                           .1      .7      .6
                                             -----   -----   -----
                                            $ 46.4  $ 36.1  $ 33.7
                                             -----   -----   -----
                                             -----   -----   -----

  Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

(Dollars in millions)                          1993      1992
                                              ------    ------
Deferred tax assets:
  Non-pension postretirement benefits          $  61.9   $  57.8
  Product warranty and self-insured risks         18.8      17.0
  Net operating loss carryforwards                 9.4       9.9
  Provision for environmental matters             10.9       9.5
  Other accruals and miscellaneous                25.9      22.4
                                                ------    ------
                                                 126.9     116.6
  Valuation allowance                             15.2      13.3
                                                ------    ------
     Total deferred tax assets                   111.7     103.3
                                                ------    ------
Deferred tax liabilities:
  Tax over book depreciation                      37.6      33.2
  Pension                                         10.2       8.1
  Other                                            4.8       7.0
                                                ------    ------
     Total deferred tax liabilities               52.6      48.3
                                                ------    ------
       Net deferred tax assets                 $  59.1   $  55.0
                                                ------    ------
                                                ------    ------

  At December 31, 1993, the Company had net operating loss carryforwards attributable to foreign operations for income tax purposes of $26.2 million which expire from 1995 to 1998 if not offset against future taxable income.
For financial reporting purposes, a valuation allowance has been established to offset the deferred tax assets related to those loss carryforwards.

NOTE 6.   INVENTORIES
  The components of inventories at December 31, were:


(Dollars in millions)                        1993    1992
                                            ------  ------
Raw materials and work in process           $107.2  $107.2
Finished goods                                56.2    54.9
Supplies                                      11.5    11.4
                                            ------  ------
                                            $174.9  $173.5
                                            ------  ------
                                            ------  ------

NOTE 7.   BUSINESS SEGMENT DATA
  Business segment data is presented on page 12 of this report.

NOTE 8.   DEBT
  Short-term debt consists of borrowings by foreign subsidiaries at varying interest rates under revolving credit agreements and overdraft arrangements with banks used in the normal course of business. The U.S. dollar equivalent of this debt was $10.5 and $19.8 million at December 31, 1993 and 1992, respectively.
  Long-term debt consists of the following:
  1. Unsecured borrowings, primarily with banks, by foreign subsidiaries with interest rates ranging from 7.9% to 10.3%. The U.S. dollar equivalent of these borrowings was $9.2 and $12.4 million at December 31, 1993 and 1992, respectively.
  2. A $5.5 million ($4.8 million in 1992) bank repurchase agreement bearing interest at 1/2% above the London Inter-Bank Offered Rate (LIBOR) due in 1995.
  Scheduled maturities of long-term debt outstanding at December 31, 1993, are as follows:
     1994--$3.5 million; 1995--$9.4 million;
     1996--$1.2 million; 1997--$0.5 million;
     1998 and beyond--$0.1 million.
  Interest paid was $3.6 million in 1993, $5.2 million in 1992 and $6.0 million in 1991.
  The carrying value of short and long-term debt at December 31, 1993 and 1992 approximates fair market value.

NOTE 9.   ENVIRONMENTAL MATTERS
  The Company has been named by the U.S. Environmental Protection Agency (EPA) as a potentially responsible party in connection with the Sheboygan River and Harbor Superfund Site in Wisconsin. At December 31, 1993, the Company had an accrual of $26.4 million for the estimated costs associated with the cleanup of certain PCB contamination at this Superfund Site. The Company has based the estimated cost of cleanup on ongoing engineering studies, including engineering samples taken in the Sheboygan River, and assumptions as to the areas that will have to be remediated along with the nature and extent of the remediation that will be required. Significant assumptions underlying the estimated costs are that remediation will involve innovative technologies, including (but not limited to) bioremediation near the Company's plant site and along the Upper River, and only natural armoring and bioremediation in the Lower River and Harbor. The Company has been informed by the EPA that it expects to issue a record of decision on the cleanup of the Sheboygan River and Harbor site by the third quarter of 1994, but ultimate resolution of the matter may take much longer. The ultimate costs to the Company will be dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by the EPA (in consultation with the State of Wisconsin), rapidly changing technology, and the outcome of any related litigation.
  In addition to the Sheboygan River and Harbor Superfund Site, the Company also is currently participating with the EPA and various state agencies at certain other sites to determine the nature and extent of any remedial action which may be necessary with regard to such other sites. Based on limited preliminary data and other information currently available, the Company has no reason to believe that the level of expenditures for potential remedial action necessary at these other sites will have a material effect on its future financial position.

NOTE 10.  COMMITMENTS AND CONTINGENT LIABILITIES
  The Company has entered into definitive agreements to purchase the rotary compressor manufacturing equipment at GE Appliances' Columbia, Tennessee, plant. Estimated cost of purchasing and retooling this equipment is approximately $80 million, to be expended in 1994 and 1995.
  Various lawsuits and claims, including those involving ordinary routine litigation incidental to its business, to which the Company is a party, are pending, or have been asserted, against the Company. Although the outcome of these matters cannot be predicted with certainty, and some of them may be disposed of unfavorably to the Company, management has no reason to believe that their disposition will have a materially adverse effect on the consolidated financial position of the Company.

NOTE 11.  RISK CONCENTRATION
  Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash investments and accounts receivable. The Company places its cash investments in investment grade, short-term debt instruments and limits the amount of credit exposure to any one commercial issuer. Concentrations of credit risk with respect to receivables are limited due to the large number of customers in the Company's customer base, and their dispersion across different industries and geographic areas.
  A portion of export accounts receivable of the Company's Brazilian subsidiary, SICOM, are sold with recourse. Factored Brazilian export accounts receivable balances at December 31, 1993 and 1992, respectively, were $23.1 million and $10.2 million with discount rates, respectively of 4.5 and 4.0 percent. The Company maintains an allowance for losses based upon the expected collectability of all accounts receivable, including receivables sold.
  The Company enters into forward exchange contracts to hedge certain foreign currency transactions for periods consistent with the terms of the underlying transactions. These contracts are designed to limit exposure to exchange rate fluctuations because gains and losses on these contracts are offset by gains and losses on the hedged transactions. At December 31, 1993 and 1992 respectively, the Company had $44.6 million and $71.6 million in foreign exchange contracts outstanding. The aggregate value of these contracts at December 31, 1993 and 1992 approximates fair market value.

NOTE 12.  STOCKHOLDERS' EQUITY
  Prior to April 22, 1992, the Company had only a single class of stock, common stock, $1.00 par value. On April 22, 1992, the common stock was redesignated as the Class B common stock, and the Class A common stock was authorized. On May 29, 1992, the Company paid a dividend of one share of Class A common stock on each outstanding share of Class B common stock. The Class A common stock became eligible for trading on June 1, 1992. On June 30, 1993, the Company paid a dividend of one share of Class A common stock on each outstanding share of common stock.
  The shares of Class A common stock and Class B common stock are identical except as to voting rights. Class A common stock has no voting rights, other than those required by law.
  In 1991, the Company adopted a Shareholders' Rights Plan. This plan was amended in 1992 to clarify the effect of the Company's reclassification of the existing common stock to voting Class B common stock. In addition, in 1992, the Company adopted a new plan for the distribution of a Class A Right for each share of the newly created Class A common stock. Each Right entitles the registered holder, subject to the terms of the corresponding Rights Agreements, to purchase from the Company one share of the corresponding class of common stock at an exercise price of $80.00 per share, subject to adjustment.
  The Rights are not currently exercisable, but would become exercisable if certain events occurred relating to a person or group (Acquiring Person) acquiring or attempting to acquire 10% or more of the outstanding shares of Class B common stock. In the event that the Rights become exercisable, each Right (except for Rights beneficially owned by the Acquiring Person, which become null and void) would entitle the holder to purchase, for the exercise price then in effect, shares of the Company's corresponding class of common stock having a value of twice the exercise price.
  The Rights may be redeemed by the Board of Directors in whole, but not in part, at a price of $.0025 per Right. The Rights have no voting or dividend privileges and are attached to, and do not trade separately from the Class A and Class B common stock. The Rights expire on January 23, 2001.
  As of December 31, 1993, 8,589,562 shares of Class A common stock and 5,470,146 shares of Class B common stock are reserved for future exercise under the Rights Agreements.

MANAGEMENT'S REPORT

TO THE SHAREHOLDERS OF
   TECUMSEH PRODUCTS COMPANY

   Management is responsible for the integrity and objectivity of the financial statements and other information presented in this annual report. The statements were prepared in accordance with generally accepted accounting principles and, where necessary, include certain amounts based on management's best estimate and judgment to reflect the expected effects of events and transactions that have not been completed. All financial information in the annual report is consistent with the financial statements.
   Management has established and maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization. These controls are documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process. This system is continually reviewed and evaluated and modified to reflect current conditions.
   The Audit Committee of the Board of Directors, composed primarily of outside Directors, is responsible for monitoring the Company's accounting and reporting practices. The Audit Committee meets regularly with management, the internal auditors, and the independent public accountants to review the work of each and to assure that each is carrying out its responsibilities. Both the independent public accountants and the internal auditors have unrestricted access to the Audit Committee with and without management's representative present, to discuss the results of their examinations and their opinions on the adequacy of internal accounting controls and the quality of financial reporting.
   The independent public accountants are engaged to express an opinion on the Company's financial statements. Their opinion is based on procedures which they believe to be sufficient to provide reasonable assurance that the financial statements contain no material errors.



  Todd W. Herrick
     President and Chief Executive Officer



  John H. Foss
     Vice President, Treasurer and
       Chief Financial Officer

INDEPENDENT ACCOUNTANT'S REPORT

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
   TECUMSEH PRODUCTS COMPANY

   We have audited the accompanying consolidated balance sheets of Tecumseh Products Company and Subsidiaries as of December 31, 1993 and 1992, and the related statements of consolidated income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tecumseh Products Company and Subsidiaries at December 31, 1993 and 1992 and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.


/s/ MOORE, SMITH & DALE
Moore, Smith & Dale
Certified Public Accountants


February 17, 1994
Southfield, Michigan

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
SELECTED FINANCIAL DATA


                                                Years Ended December 31,
                                        ---------------------------------------------------
                                           1993      1992(a)   1991      1990(b)    1989
                                        --------- ---------- --------- ---------- ---------
                                        (Dollars in millions except per share data)
INCOME STATEMENT DATA:
  Net Sales                             $1,314.2   $1,258.5  $1,197.2   $1,318.1   $1,509.8
  Net Income Before Accounting
    Changes                                 81.4       52.3      42.5       14.2       82.6
  Cumulative Effect of Changes
    In Accounting Principles                   -      (95.0)        -          -          -
                                          --------- ---------- --------- ---------- ---------
 Net Income (Loss)                          81.4      (42.7)     42.5       14.2       82.6

PER SHARE OF COMMON STOCK:
  Net Income Before Accounting
     Changes                            $   3.72   $  2.39   $   1.94    $  0.65   $   3.77
  Cumulative Effect of Accounting
    Changes                                   -       (4.34)        -          -          -
                                         --------- ---------- --------- ---------- ---------
  Net Income (Loss)                         3.72      (1.95)     1.94       0.65       3.77
  Cash Dividends Declared                   1.15       0.80      0.80       0.80       1.11

BALANCE SHEET DATA (AT PERIOD
  END):
  Cash and Cash Equivalents             $  313.2   $  263.6  $  256.4    $ 240.3   $  187.2
  Working Capital (c)                      473.6      420.4     403.1      414.3      397.3
  Net Property, Plant and Equipment        320.4      322.9     324.3      304.9      280.0
  Total Assets                           1,132.7    1,078.6   1,055.4    1,032.2    1,034.1
  Long-Term Debt                            11.2       14.4      17.9       23.6       19.9
  Stockholders' Equity                     686.8      639.8     712.8      692.2      682.3

OTHER DATA:
  Capital Expenditures                   $  51.1   $   56.6  $   85.8    $  64.8   $   57.5
  Depreciation and Amortization             52.5       53.6      49.9       49.6       43.9

  Note: The above per share amounts have been adjusted as necessary to reflect the 100% stock dividend paid June 30, 1993 and the 100% stock dividend paid May 29, 1992.

  (a) Reflects cumulative effect of adoption of Statement of Financial Accounting Standards (SFAS) No. 106, Accounting for Non-pension
  Postretirement Benefits, and SFAS No. 109, Accounting for Income Taxes.

  (b) The 1990 results include a nonrecurring provision for environmental cleanup of $19.2 million after income taxes, or $0.88 per share.

  (c)  Working capital is the excess of current assets over current liabilities.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
INFORMATION CONCERNING EQUITY SECURITIES

The Company's Class A and Class B common stock are traded in the over-the-counter market and are quoted on the NASDAQ National Market System. The high and low market prices and dividends per share presented below for each quarter of 1993 and 1992 have been adjusted to reflect the 100% stock dividend paid June 30, 1993 and the 100% stock dividend paid May 29, 1992. The stock dividends are further discussed in Note 12.

                                       1993                                              1992
                  ------------------------------------------------   ----------------------------------------------
                             Sales Price                                       Sales Price
                  ------------------------------------               ---------------------------------

                    Class A               Class B         Cash         Class A        Class B or Prior     Cash
                  ----------          ----------------   Dividends     -------        ----------------    Dividends
Quarter Ended     High    Low         High    Low        Declared    High    Low       High    Low        Declared
- -------------    ------- ---------   -------- --------  ----------  ------- -------   -------  -------   ----------
March 31          32 1/2   26 3/4     33 1/4   28 1/2     $0.20           -        -   32 3/4   25 1/4       $0.20
June 30           37       30 1/2     37 1/2   31 5/8      0.20      31 1/2   28 1/2   33       29 1/4        0.20
September 30      38 3/4   31 1/4     43       35          0.20      30 1/2   27 7/8   32       28 5/8        0.20
December 31       47 1/4   36         47 1/2   38          0.55      30       24       31       25 3/4        0.20

Shareholders
  of record at
  December 31,          1,087               1,054                         1,088            1,115


QUARTERLY FINANCIAL DATA
(Dollars in millions except per share data)

                                                               Quarter
                                             -----------------------------------------
                                             First      Second       Third      Fourth       Total
                                             -----      ------       -----      ------       -----
1993
Net sales                                    $ 341.6     $ 368.6     $ 301.8     $ 302.2    $ 1,314.2
Gross profit                                    46.7        56.2        38.7        48.6        190.2

Net income                                   $  17.9     $  24.3     $  18.4     $  20.8    $    81.4
                                               -----       -----       -----       -----        -----
                                               -----       -----       -----       -----        -----
Net income per share                         $   0.82    $   1.11    $   0.84    $   0.95   $     3.72
                                                -----       -----       -----       -----        -----
                                                -----       -----       -----       -----        -----

1992
Net sales                                    $ 332.4     $ 362.8     $ 290.2     $ 273.1    $ 1,258.5
Gross profit                                    42.1        50.0        28.6        28.5        149.2

Income before cumulative
  effect of accounting changes                  14.2        20.5        10.5         7.1         52.3
Cumulative effect of accounting changes        (95.0)          -           -           -        (95.0)
                                                -----       -----       -----       -----        -----
Net income (loss)                            $ (80.8)    $  20.5     $  10.5     $   7.1    $   (42.7)
                                               -----       -----       -----       -----        -----
                                               -----       -----       -----       -----        -----

Net income (loss) per share:
Income before cumulative
  effect of accounting changes               $   0.65    $   0.94    $   0.48    $   0.32   $     2.39
Cumulative effect of accounting changes         (4.34)          -           -           -        (4.34)
                                                -----       -----       -----       -----        -----
Net income (loss) per share                  $  (3.69)   $   0.94    $   0.48    $   0.32   $    (1.95)
                                                -----       -----       -----       -----        -----
                                                -----       -----       -----       -----        -----



The above per share amounts have been adjusted as necessary to reflect the 100% stock dividend paid June 30, 1993 and the 100% stock dividend paid May 29, 1992. Certain amounts previously reported have been reclassified to conform with the current presentation.