Form 10-K, Exhibit 13
TECUMSEH PRODUCTS CO
filed 1995-03-24
CIK 96831

                                                                      EXHIBIT 13



TECUHMSEH PRODUCTS COMPANY AND SUBSIDIARIES
FINANCIAL SUMMARY
(Dollars in millions except per share data)


                                                                   1994              1993          1992
                                                                 -------           -------       --------
Net sales                                                      $ 1,533.4          $1,314.2       $1,258.5

Net income before accounting changes                               120.3              81.4           52.3
    % of net sales                                                   7.8%              6.2%           4.2%

Cumulative effect of changes in accounting
    for nonpension postretirement benefits
    and income taxes                                                  --                --          (95.0)

Net income (loss)                                                  120.3              81.4          (42.7)

Capital expenditures                                               136.2              51.1           56.6

Total assets                                                     1,289.8           1,132.7        1,078.6

Stockholders' equity                                               785.5             686.8          639.8

Return on average
    stockholders' equity                                            16.3%             12.3%           7.7%(a)

Per share of common stock:

    Net income before accounting changes                           $5.50             $3.72          $2.39
    Cumulative effect of accounting changes                           --                --          (4.34)
                                                                 -------           -------       --------
    Net income (loss)                                              $5.50             $3.72         ($1.95)

    Cash dividends declared                                         1.35              1.15           0.80
    Book value                                                     35.90             31.39          29.24

Average number of employees                                       14,400            12,400         12,600


Note: The above per share amounts have been adjusted as necessary to reflect the 100% stock dividend paid June 30, 1993 and the 100% stock dividend paid May 29, 1992.

(a)  Calculated on net income before accounting changes.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
BUSINESS SEGMENT DATA
(Dollars in millions)

Industry Segment Information

                                                                           Income Before
                                     Net Sales                             Income Taxes
                         -------------------------------            --------------------------
                         1994         1993         1992             1994     1993      1992(a)
                         ----         ----         ----             ----     ----      ----
Compressor
  Products . . . .       $  881.2     $  809.4     $  836.5        $ 87.3    $ 71.7    $ 51.6
Engine & Power
  Train
  Products . . . .          563.8        426.9        360.2          80.3      40.9      20.8
Pump
  Products . . . .           88.4         77.9         61.8          13.1      11.6       7.7
Corporate
  Expenses . . . .              -            -            -         (11.5)     (9.9)    (10.3)
Net Interest
  Income . . . . .              -            -            -          22.7      13.5      18.6
                         --------     --------     --------        ------    ------    ------
  Total  . . . . .       $1,533.4     $1,314.2     $1,258.5        $191.9    $127.8    $ 88.4
                         ========     ========     ========        ======    ======    ======

                                                                            Capital
                                  Year End Assets                         Expenditures                      Depreciation
                         -----------------------------------        -------------------------      -----------------------------
                         1994         1993         1992             1994     1993      1992         1994         1993       1992
                         ----         ----         ----             ----     ----      ----         ----         ----       ----
Compressor
  Products . . . .       $  609.3     $  485.5     $  488.2        $119.2    $36.8     $37.7        $41.7        $39.4      $40.1
Engine & Power
  Train
  Products . . . .          249.1        206.6        201.4          14.6     13.7      17.6         13.1         12.3       12.8
Pump
  Products . . . .           42.9         35.7         33.5           2.4      0.6       1.3          0.9          0.8        0.7
Corporate  . . . .          388.5        404.9        355.5             -        -         -            -            -          -
                         --------     --------     --------        ------    -----     -----        -----        -----      -----
  Total  . . . . .       $1,289.8     $1,132.7     $1,078.6        $136.2    $51.1     $56.6        $55.7        $52.5      $53.6
                         ========     ========     ========        ======    =====     =====        =====        =====      =====

Geographic Segment Information

                                                                           Income Before
                                     Net Sales                             Income Taxes                   Year End Assets
                         -----------------------------------        -------------------------      -----------------------------
                         1994         1993         1992             1994     1993      1992(a)      1994         1993       1992
                         ----         ----         ----             ----     ----      ----         ----         ----       ----
North America  . .       $1,104.8     $  930.5     $  840.3        $135.3    $ 95.4    $78.1        $  876.7    $  812.7   $  729.4
Europe . . . . . .          280.5        260.7        322.2           9.6      (1.6)    (5.7)          279.6       246.1      272.3
Brazil . . . . . .          148.1        123.0         96.0          47.6      34.6     16.7           134.1        78.5       82.9
Inter-area:
  North America . .          13.8         11.6         11.7             -         -        -               -           -          -
  Europe  . . . . .           3.1          0.1          0.1             -         -        -               -           -          -
  Brazil  . . . . .          39.5         23.8         22.7             -         -        -               -           -          -
Eliminations  . . .         (56.4)       (35.5)       (34.5)         (0.6)     (0.6)    (0.7)           (0.6)       (4.6)      (6.0)
                         --------     --------     --------        ------    ------    -----        --------     -------   --------
  Total . . . . . .      $1,533.4     $1,314.2     $1,258.5        $191.9    $127.8    $88.4        $1,289.8    $1,132.7   $1,078.6
                         ========     ========     ========        ======    ======    =====        ========    ========   ========


(a) The 1992 results are before cumulative effect of changes in accounting for non-pension postretirement benefits and income taxes.

    Transfers between geographic areas are accounted for at cost plus a reasonable profit. Export sales of domestic operations were $213.2, $206.2, and $226.5 million in 1994, 1993 and 1992, respectively. Of these sales, approximately two-thirds were to customers in the Far and Middle East.

    The Company's share of net unremitted earnings of its foreign subsidiaries was $44.2 million in 1994, $14.0 million in 1993, and none in 1992. Accumulated unremitted earnings of foreign subsidiaries at December 31, 1994 were $118.8 million.

    Certain amounts previously reported have been reclassified to conform with the current presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1994 COMPARED TO 1993
         Sales for 1994 reached a record level $1,533.4 million and were 17% higher than 1993 sales. Net income of $120.3 million, or $5.50 per share, for 1994 was 48% higher than 1993, and also represented a record level for the Company. The improved operating results were due primarily to the strong sales of the Company's Engine and Power Train Products.

COMPRESSOR PRODUCTS
         The Company's worldwide Compressor Products sales for 1994 reached $881.2 million and were 9% higher than 1993. Double-digit volume increases in North and South America were the major factor in the overall sales gain. Sales in Europe rebounded in the second half of 1994 and ended with an 8% increase over 1993. This additional volume, along with cost-cutting initiatives in the Company's European compressor operations in 1993, were key contributors to the 1994 profit gains for the Compressor Products segment. The Company expects moderate growth from its compressor business in Europe for 1995.
         The Company's compressor sales within the United States were up by 14% for 1994. This gain was primarily attributable to sales of compressors used in room air conditioners and various commercial refrigeration applications. Early summer near-record heat favorably affected the sales of rotary compressors used in room air conditioners. The strong U.S. demand, coupled with a good season in Japan and certain areas of southeast Asia, has resulted in a global shortage that should keep Tecumseh's rotary production schedules near capacity throughout 1995. The Company reported strong year-to-year gains in its sales of compressors that utilize R-134a, a non-CFC refrigerant. Despite a robust year for the residential air conditioning market, the Company experienced a decline in sales of reciprocating compressors to this market, due to the industry trend toward the use of scroll compressors. The Company is currently making a significant investment in a scroll compressor facility in Tecumseh, Michigan. Customers are receiving sample compressors for testing, but the Company does not expect this line to significantly contribute to revenues before 1996.
         The Company's Brazilian subsidiary, SICOM Ltda., reported a 20% increase in sales for 1994, due primarily to the strong local demand for appliances. The country's economic stabilization program initiated in mid-1994 has been its most successful in recent history, slashing monthly inflation from 50% in June to 2% in December. The resultant consumer confidence has driven demand for consumer durables, in spite of high interest rates. Although the high interest rates have generated significant financial income for Tecumseh, the accompanying appreciation of Brazil's new currency began to negatively impact export margins during the fourth quarter of 1994. The Company is cautiously optimistic on Brazil, despite recent events in Mexico that serve as a caution against being too confident of apparent solutions to fundamental economic, social and political problems. In 1994, SICOM accounted for 10% of consolidated sales and 26% of consolidated net income.

ENGINE AND POWER TRAIN PRODUCTS
         The Company's worldwide Engine and Power Train Products sales were $563.8 million in 1994 which was 32% higher than 1993. Sales of engines used in snow thrower applications more than doubled in 1994 and were the leading factor in explaining year-to-year sales gains. Despite the mild winter thus far in 1995, retail inventory levels for snow throwers are quite low which should result in a good year for 1995, albeit at lower levels than 1994. Tecumseh's sales of engines used on walk-behind mowers also increased significantly in 1994, both in North America and in Europe, reflecting good market conditions and some gain in market share. The Company is well positioned in the mass merchandisers' planned product offerings for the 1995 seasonal year, which is expected to grow 5% in U.S. lawn and garden equipment sales according to the most recent industry forecast.
         Primarily due to the favorable impact of higher sales volume and a more profitable product mix, the profit margin for this segment improved from 9.6% in 1993 to 14.2% in 1994. This segment is experiencing inflationary pressures on its raw material costs, particularly aluminum. The rapidly rising cost of aluminum is beginning to put pressure on Tecumseh's engine and power train margins, and pricing of its product will be an important issue for the coming year.

PUMP PRODUCTS
         The Company's 1994 Pump Products sales of $88.4 million were 13% higher than those of an unusually robust 1993 which was aided by widespread flooding. The sales increase was primarily due to growing demand for consumer pumps, such as for water gardening, along with increases to certain industrial customers. Water gardening and other consumer applications should continue to provide growth opportunities for this segment, which has grown at an annualized rate of 11% over the past five years.

INTEREST INCOME
         Interest income for 1994 was significantly higher than 1993. This increase was primarily attributable to the Company's Brazilian subsidiary, and was the direct result of higher interest rates in Brazil and the Company maintaining somewhat higher cash balances in Brazil in 1994 than in 1993.

INCOME TAXES
         The effective tax rate was 37% for 1994 as compared to 36% for 1993. The 1993 rate included a net favorable adjustment for the increase in the U.S. corporate tax rate from 34% to 35%, due to the Company's large deferred tax asset position.

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

COMPRESSOR PRODUCTS
         Sales for 1993 were 3% lower than the prior year reflecting reduced sales in Europe and Asia, offset to a considerable extent by increased sales in the United States and Brazil. A rebounding Brazilian economy allowed Tecumseh's subsidiary, SICOM Ltda., to achieve growth in sales and net income despite accelerating inflation and growing economic and political uncertainties. SICOM accounted for 9% of 1993 consolidated sales (8% in 1992) and 27% of 1993 consolidated net income (15% in 1992).
         The Company's compressor sales within the United States were up by 17% for 1993 compared to 1992. A significant portion of the sales increase came in the unitary air conditioning market. The Company's U.S. compressor exports for 1993 were 17% below the 1992 record levels due primarily to continued restrictions on foreign currency in China. In addition, the Company's sales volume and prices were impaired by an excess inventory of rotary air conditioning compressors in the Far East following an unusually cool summer in Japan.
         Sales for Tecumseh's European compressor operations were down over 20% in 1993 resulting in a small operating loss for the year. The sales decline reflected continued weak economic conditions in Europe along with a currency-related reduction in market share in the refrigerator compressor market. Manufacturers in Italy and Spain increased their sales volume through aggressive pricing following the depreciation of the currencies in those countries beginning in mid-1992.

ENGINE AND POWER TRAIN PRODUCTS
         Sales for 1993 were up 19% over the prior year. The increase was due to improved industry conditions for walk-behind and riding lawn equipment as well as some gain in share. Industry sales of snow throwers doubled in 1993 after several disappointing seasons for a market where Tecumseh is the dominant supplier.
         The profit gain for the Engine and Power Train Products was primarily a result of the increase in sales volume compared to 1992. In addition, Tecumseh's Italian-based European engine operation benefited in 1993 from a depreciated lira along with the positive effect of a 15% work force reduction in late 1992.

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

LIQUIDITY AND CAPITAL RESOURCES
         The Company continued to maintain a strong and liquid financial position. Working capital of $504.2 million at December 31, 1994 was up from $473.6 million at the end of 1993, and the ratio of current assets to current liabilities was 3.0. Capital expenditures for 1994 were significantly higher than 1993 due to the funding of a scroll compressor manufacturing facility along with the purchase (and retooling) of rotary compressor manufacturing equipment from General Electric. Total capital spending for 1995 should approximate $150-175 million as the Company completes the scroll and rotary programs, expands productive capacity for its TP refrigeration compressor, and expands capacity of both its engine and pump businesses. Working capital requirements and planned capital expenditures for 1995 and early 1996 are expected to be financed primarily through internally available funds, although the Company may utilize long-term financing arrangements in connection with state investment incentives. In addition, the Company obtained a $100 million revolving credit facility in July 1994 which has a three-year term and is available for general corporate purposes.
         Pursuant to the National Appliance Energy Conservation Act, the U.S. government will require higher energy efficiency ratings on room air conditioning products and on refrigerator and freezer products. Final regulations are expected to be issued in 1995 for implementation in 1998. It is not presently possible to estimate the level of expenditures which will be required to meet the new standards nor the effect on the Company's competitive position.
         The U.S. Environmental Protection Agency (EPA) is developing emission standards for utility engines which include the two- and four-cycle engines produced by the Company. The development consists of two phases. Phase I is expected to be published in May 1995 with an effective date as early as August 1, 1996, but the EPA may accommodate an industry requested 1997 effective date. The Company believes that it will be prepared to meet the EPA Phase I standards with competitively priced engines. The California Air Resources Board (CARB) has mandated exhaust emission standards for utility engines. These standards became effective January 1, 1995, followed by a non-enforcement period of approximately six to eight months. An adequate cross-section of the Company's engine products have or will be modified to meet the 1995 CARB requirements. Current negotiations of the EPA Phase II standards are expected to be completed by June 1995 with a proposed rule issued in early 1996. It is not currently possible to determine the compliance cost thereof nor the impact on the competitive position of the Company.
         The Company has been named by the EPA as a potentially responsible party in connection with the Sheboygan River and Harbor Superfund Site in Wisconsin. At December 31, 1994, the Company had an accrual of $31.9 million for estimated costs associated with the cleanup of certain PCB contamination at this Superfund Site. The Company has based the estimated cost of cleanup on ongoing engineering studies, including engineering samples taken in the Sheboygan River, and assumptions as to the areas that will have to be remediated along with the nature and extent of the remediation that will be required. Significant assumptions underlying the estimated costs are that remediation will involve innovative technologies, including (but not limited to) bioremediation near the Company's plant site and along the Upper River, and only natural armoring and bioremediation in the Lower River and Harbor. The Company has been informed by the EPA that it expects to issue a record of decision on the cleanup of the Sheboygan River and Harbor site late in 1995, but ultimate resolution of the matter may take much longer. The ultimate costs to the Company will be dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by the EPA (in consultation with the State of Wisconsin), rapidly changing technology, and the outcome of any related litigation.
         The Company, in cooperation with the Wisconsin Department of Natural Resources, is conducting an investigation of soil and groundwater contamination at the Company's Grafton, Wisconsin plant. Certain test procedures are being planned over the next year to assess the extent of contamination and to develop remedial options for the site. While the Company has provided for estimated investigation and on-site remediation costs, the extent and timing of future off-site remediation requirements, if any, are not presently determinable.
         In addition to the above mentioned sites, the Company also is currently participating with the EPA and various state agencies at certain other sites to determine the nature and extent of any remedial action which may be necessary with regard to such other sites. Based on limited preliminary data and other information currently available, the Company has no reason to believe that the level of expenditures for potential remedial action necessary at these other sites will have a material effect on its financial position.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED INCOME
(Dollars in millions except per share data)

                                                                                 For The Years Ended December 31,
                                                                   -----------------------------------------------------------
                                                                     1994                       1993                1992
                                                                     ----                       ----                ----
INCOME:
  Net sales                                                         $1,533.4                   $1,314.2            $1,258.5
  Interest income                                                       29.2                       17.5                24.6
  Other income                                                           6.8                        5.6                 3.6
                                                                    --------                   --------            --------
                                                                     1,569.4                    1,337.3             1,286.7
                                                                    --------                   --------            --------
EXPENSES:
  Cost of sales and operating expenses                               1,279.5                    1,124.0             1,109.3
  Selling and administrative expenses                                   88.8                       78.4                78.8
  Interest expense                                                       6.5                        4.0                 6.0
  Other expenses                                                         2.7                        3.1                 4.2
                                                                    --------                   --------            --------
                                                                     1,377.5                    1,209.5             1,198.3
                                                                    --------                   --------            --------
    INCOME BEFORE TAXES ON INCOME
      AND CHANGES IN ACCOUNTING PRINCIPLES                             191.9                      127.8                88.4

Taxes on income                                                         71.6                       46.4                36.1
                                                                    --------                   --------            --------

    INCOME BEFORE CHANGES IN ACCOUNTING PRINCIPLES                     120.3                       81.4                52.3

Cumulative effect of changes in accounting
  for non-pension postretirement benefits
  and income taxes (Note 1.)                                               -                          -               (95.0)
                                                                    --------                   --------            --------

    NET INCOME (LOSS)                                                 $120.3                      $81.4              ($42.7)
                                                                    ========                   ========            ========
Net income per share before changes in accounting principles           $5.50                      $3.72               $2.39
Cumulative effect of changes in accounting
  for non-pension postretirement benefits and
  income taxes (Note1.)                                                    -                          -               (4.34)
                                                                    --------                   --------            --------

    NET INCOME (LOSS) PER SHARE                                        $5.50                      $3.72              ($1.95)
                                                                    ========                   ========            ========

The above per share amounts have been adjusted as necessary to reflect the 100% stock dividend paid June 30, 1993 and the 100% stock dividend paid May 29, 1992.

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in millions)


                                             COMMON STOCK
                                   ------------------------------                                   FOREIGN
                                                      CLASS B          CAPITAL                      CURRENCY              TOTAL
                                      CLASS A         OR PRIOR        IN EXCESS      RETAINED      TRANSLATION        STOCKHOLDERS'
                                   $1 PAR VALUE     $1 PAR VALUE    OF PAR VALUE     EARNINGS      ADJUSTMENT             EQUITY
                                   ------------     ------------    ------------     --------      -----------        --------------
BALANCE, DECEMBER 31, 1991                             $5.5             $29.9         $653.6         $23.8                $712.8
Net income (loss)                                                                      (42.7)                              (42.7)
Cash dividends                                                                         (17.5)                              (17.5)
Dividend of Class A common               5.5                                            (5.5)                                  -
Translation adjustments                                                                              (12.8)                (12.8)
                                        ----           -----            -----         ------         -----                ------
BALANCE, DECEMBER 31, 1992               5.5            5.5              29.9          587.9          11.0                 639.8
Net income                                                                              81.4                                81.4
Cash dividends                                                                         (25.2)                              (25.2)
Dividend of Class A common              10.9                                           (10.9)                                  -
Translation adjustments                                                                               (9.2)                 (9.2)
                                        ----           -----            -----         ------         -----                ------
BALANCE, DECEMBER 31, 1993              16.4            5.5              29.9          633.2           1.8                 686.8
Net income                                                                             120.3                               120.3
Cash dividends                                                                         (29.5)                              (29.5)
Translation adjustments                                                                                7.9                   7.9
                                        ----           -----            -----         ------         -----                ------
BALANCE, DECEMBER 31, 1994             $16.4           $5.5             $29.9         $724.0         $ 9.7                $785.5
                                       =====           =====            =====         ======         =====                ======





The accompanying notes are an integral part of these statements.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)

                                                                                            December 31,
                                                                              ----------------------------------------
ASSETS                                                                           1994                        1993
                                                                             ------------               --------------
CURRENT ASSETS:
   Cash and cash equivalents                                                    $283.2                    $313.2
   Accounts receivable, trade, less allowance for doubtful
      accounts of $5.8 million in 1994 and $5.3 million 1993                     191.6                     158.0
   Inventories                                                                   235.3                     174.9
   Deferred income taxes                                                          38.4                      30.1
   Other current assets                                                            7.8                       7.3
                                                                              --------                  --------
           TOTAL CURRENT ASSETS                                                  756.3                     683.5
                                                                              --------                  --------
PROPERTY, PLANT, AND EQUIPMENT, at cost:
   Land and land improvements                                                      7.9                       7.5
   Buildings                                                                     127.9                     106.3
   Machinery and equipment                                                       645.7                     539.7
                                                                              --------                  --------
                                                                                 781.5                     653.5
   Less, accumulated depreciation                                                379.1                     333.1
                                                                              --------                  --------
           PROPERTY, PLANT AND EQUIPMENT, net                                    402.4                     320.4
                                                                              --------                  --------
EXCESS OF COST OVER ACQUIRED NET ASSETS, less accumulated
      amortization of $12.4 million in 1994 and $10.5 million in 1993             58.0                      54.5
DEFERRED INCOME TAXES                                                             21.4                      29.0
PREPAID PENSION EXPENSE                                                           31.8                      27.2
OTHER ASSETS                                                                      19.9                      18.1
                                                                              --------                  --------
           TOTAL ASSETS                                                       $1,289.8                  $1,132.7
                                                                              ========                  ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable, trade                                                      $116.5                     $88.1
   Income taxes payable                                                            5.1                       9.9
   Short-term borrowings                                                          11.7                      14.0
   Accrued liabilities:
      Employee compensation                                                       29.6                      20.5
      Product warranty and self-insured risks                                     32.3                      31.8
      Other                                                                       56.9                      45.6
                                                                              --------                  --------
           TOTAL CURRENT LIABILITIES                                             252.1                     209.9

LONG-TERM DEBT                                                                     9.1                      11.2
NON-PENSION POSTRETIREMENT BENEFITS                                              169.8                     161.3
PRODUCT WARRANTY AND SELF-INSURED RISKS                                           29.5                      26.3
ACCRUAL FOR ENVIRONMENTAL MATTERS                                                 30.7                      25.4
PENSION LIABILITIES                                                               13.1                      11.8
                                                                              --------                  --------
           TOTAL LIABILITIES                                                     504.3                     445.9
                                                                              --------                  --------

STOCKHOLDERS' EQUITY:
   Class A common stock, $1 par value; authorized 75,000,000
      shares; issued and outstanding 16,410,438 shares                            16.4                      16.4
   Class B common stock, $1 par value; authorized 25,000,000
      shares; issued and outstanding 5,470,146 shares                              5.5                       5.5
   Capital in excess of par value                                                 29.9                      29.9
   Retained earnings                                                             724.0                     633.2
   Foreign currency translation adjustment                                         9.7                       1.8
                                                                              --------                  --------
           TOTAL STOCKHOLDERS' EQUITY                                            785.5                     686.8
                                                                              --------                  --------
           TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $1,289.8                  $1,132.7
                                                                              ========                  ========

The accompanying notes are an integral part of these statements

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in millions)

                                                                           For The Years Ended December 31,
                                                                    --------------------------------------------
                                                                    1994                  1993              1992
                                                                  --------              --------          -------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                               $ 120.3                $ 81.4           ($42.7)
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
         Cumulative effect of changes in accounting for non-
            pension postretirement benefits and income taxe           -                     -                95.0
         Depreciation and amortization                                55.7                  52.5             53.6
         Accounts receivable                                         (26.6)                 (2.1)            21.8
         Inventories                                                 (58.2)                 (5.0)           (19.6)
         Payables and accrued expenses                                28.0                  18.6            (19.3)
         Other                                                         8.0                  (4.1)             4.5
                                                                   -------                ------           ------
            Cash Provided By Operations                              127.2                 141.3             93.3
                                                                   -------                ------           ------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                             (136.2)                (51.1)           (56.6)
                                                                   -------                ------           ------
            Cash Used In Investing Activities                       (136.2)                (51.1)           (56.6)
                                                                   -------                ------           ------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Dividends paid                                                    (29.5)                (25.2)           (17.5)
   Proceeds from borrowings                                            9.5                   0.9              2.1
   Repayments of borrowings                                          (15.4)                (10.4)            (9.0)
                                                                   -------                ------           ------
            Cash Used In Financing Activities                        (35.4)                (34.7)           (24.4)
                                                                   -------                ------           ------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                               14.4                  (5.9)            (5.1)
                                                                   -------                ------           ------

            INCREASE (DECREASE) IN CASH
               AND CASH EQUIVALENTS                                  (30.0)                 49.6              7.2

CASH AND CASH EQUIVALENTS:
            Beginning of period                                      313.2                 263.6            256.4
                                                                   -------                ------           ------
            End of period                                          $ 283.2                $313.2           $263.6
                                                                   =======                ======           ======





The accompanying notes are an integral part of these statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.   ACCOUNTING POLICIES
   PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's investments in unconsolidated affiliates are accounted for on the equity basis. All significant inter-company transactions and balances have been eliminated.
   CASH EQUIVALENTS -- Cash equivalents consist of short-term investments which are readily convertible into cash. The carrying amount approximates market value because of the short duration of these instruments.
   INVENTORIES -- Inventories are valued at the lower of cost or market, generally on the first-in, first-out basis.
   INCOME TAXES -- Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for
Income Taxes". The cumulative effect of this change in accounting for income taxes was to increase 1992 net income by $1.5 million, or $.07 per share. SFAS No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable for the period plus or minus the net change in the deferred tax assets and liabilities.
   PROPERTY, PLANT AND EQUIPMENT -- Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expense as incurred. For financial statement purposes, depreciation is determined using the straight-line basis except for certain highly automated and specialized machinery which is depreciated using the units of production method.
   EXCESS OF COST OVER ACQUIRED NET ASSETS -- Assets and liabilities related to business combinations accounted for as purchases are recorded at fair value. The excess of cost over the net tangible assets acquired is being amortized on a straight-line basis over forty years.
   PRODUCT WARRANTY -- Provision is made for the estimated cost of maintaining product warranties at the time the product is sold.
   SELF-INSURED RISKS -- Provision is made for the estimated costs of known and anticipated claims under the deductible portions of the Company's liability, disability and workers' compensation insurance policies. In addition, provision is made for the estimated cost of postemployment benefits at employment separation, in accordance with Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits".
   NON-PENSION POSTRETIREMENT BENEFITS -- Effective January 1, 1992, the Company adopted the accrual accounting method prescribed in SFAS No. 106 for its non-pension postretirement benefit plans. As permitted under the provisions of this standard, the expense attributable to service rendered through December 31, 1991 has been fully recognized as of the date of adoption. This non-cash transition effect of the unfunded obligation was a charge of $96.5 million to 1992 earnings, net of approximately $54.3 million of income tax effects, reducing earnings per share by $4.41. Prior to 1992, non-pension postretirement benefits were recognized on a claims incurred basis.
   ENVIRONMENTAL EXPENDITURES -- Expenditures for environmental safekeeping are expensed or capitalized as appropriate. Costs associated with remediation activities are expensed. Liabilities relating to probable remedial activities are recorded when the costs of such activities can be reasonably estimated.
   RECLASSIFICATIONS -- Certain amounts included in the 1993 and 1992 financial statements have been reclassified to conform with the 1994 presentation.

NOTE 2.   FOREIGN CURRENCY TRANSLATION
     The assets and liabilities of the Company's Canadian and European subsidiaries are translated into U.S. dollars at current exchange rates and revenues and expenses are translated at average monthly exchange rates. The resulting translation adjustments are recorded in a separate component of stockholders' equity:

                                                1994      1993
           (Dollars in millions)               ------    ------
           Balance at January 1                $ 1.8     $ 11.0
           Effect of balance sheet
            translations:
             Amount                             11.6      (12.0)
             Tax effect                         (3.7)       2.8
                                               -----     ------
           Balance at December 31              $ 9.7     $  1.8
                                               =====     ======

     For the Company's Brazilian subsidiary, which operates in a highly inflationary economy, inventory and plant and equipment and related income statement items are translated at historical exchange rates while other assets and liabilities are translated at current exchange rates. The resulting translation adjustment is included in other expense and was $1.1 million, $2.0 million, and $2.1 million in 1994, 1993, and 1992, respectively.

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

     Net pension expense of the Company's domestic defined benefit plans include the following components:

                                           1994       1993         1992
       (Dollars in millions)             -------    -------      -------
       Service cost - benefits
       earned during year                 $  6.2     $  5.3       $  4.8
       Interest cost on projected
         benefit obligations                16.3       16.5         15.7
       Actual (gain) loss on assets          6.0      (43.6)       (25.1)
       Net amortization and deferral       (32.8)      17.2         (1.1)
                                          ------     ------       ------
       Net pension expense (credit)       $ (4.3)    $ (4.6)      $ (5.7)
                                          ======     ======       ======

    The following table sets forth the funded status and amounts recognized in the consolidated balance sheets for the Company's domestic defined benefit plans at December 31:

                                               1994            1993
        (Dollars in millions)           ---------------   --------------
                                        OVER-    UNDER-   Over-   Under-
                                        FUNDED   FUNDED   funded  funded
                                        PLANS    PLANS    Plans   Plans
                                        ------   ----     ------  ----

        Plan assets at fair value       $353.3   $0.4     $373.3  $0.9
                                        ------   ----     ------  ----
        Actuarial present value of
         benefit obligation:
           Vested benefits               209.3    0.4      228.9   0.9
           Non-vested benefits            12.3     --       16.5   0.1
        Accumulated benefit             ------   ----     ------  ----
         obligation                      221.6    0.4      245.4   1.0
        Effect of projected
         future salary increases          18.7              21.1    --
                                        ------   ----     ------  ----
        Projected benefit obligation     240.3    0.4      266.5   1.0
                                        ------   ----     ------  ----
        Projected benefit obligation
         (in excess of) or less
         than plan assets                113.0     --      106.8  (0.1)
        Unrecognized prior
         service cost                     11.5     --       12.6    --
        Unrecognized net (gain) loss     (73.8)    --      (71.3)  0.1
        Unrecognized net transition
         (asset) obligation              (18.9)    --      (20.9)   --
                                        ------   ----     ------  ----
        Prepaid pension expense         $ 31.8   $ --     $ 27.2  $ --
                                        ======   ====     ======  ====



    Assumptions used in accounting for the domestic defined benefit plans were:

                                                       1994   1993
                                                     ------  ------
       Measurement of projected benefit obligation:
         Discount rate                                7.25%   6.25%
         Long-term rate of compensation increases     5.50%   5.50%
       Long-term rate of return on plan assets        7.50%   7.50%

     The Company's European subsidiaries provide for defined benefits that are generally based on earnings at retirement date and years of credited service. The combined expense for these unfunded plans was $1.8, $2.2, and $2.3 million in 1994, 1993 and 1992, respectively. The net liability recorded in the consolidated balance sheet was $13.1 and $11.8 million for 1994 and 1993, respectively.

     Consolidated pension expense (credit) of $(0.1) million in 1994, $(0.3) million in 1993, and $(1.5) million in 1992 includes amounts associated with the domestic and foreign defined benefit plans described above and certain defined contribution plans.


NOTE 4.   NON-PENSION POSTRETIREMENT BENEFIT PLANS
     The Company sponsors a retiree health care benefit plan, including retiree life insurance, for eligible salaried retirees and their eligible dependents. The Company also sponsors at certain divisions, retiree health care benefit plans for eligible hourly retirees and their eligible dependents. Some of the hourly retiree health care plans include retiree life insurance. The retiree health care plans are unfunded and provide for coordination of benefits with Medicare and any other insurance plan covering a participating retiree or dependent. The plans have annual lifetime maximum benefit restrictions and pay a stated percentage of covered, medically necessary expenses incurred by the eligible retiree after applicable deductibles are met. Some of the plans are contribu tory, with some retiree contributions adjusted annually. The Company has reserved the right to interpret, change or eliminate these benefit plans.
     The components of the net periodic postretirement benefit cost were:

                                          1994      1993       1992
      (Dollars in millions)              ------    ------     ------
      Service cost-benefits
        earned during year                $ 3.9    $ 3.7      $ 4.6
      Interest cost on accumulated
        postretirement benefit
        obligation                          8.9     10.3       10.9
      Net amortization and deferral        (1.6))   (1.0)        --
                                          -----    -----      -----
      Net postretirement health care
        costs (before tax effect)         $11.2    $13.0      $15.5
                                          =====    =====      =====

   The total of accrued postretirement benefit obligation is presented below as of December 31:


                                                          1994   1993
      (Dollars in millions)                             ------- -------
      Accumulated postretirement benefit obligation:
         Retirees                                        $ 51.5  $ 57.7
         Active, eligible employees                        24.6    34.7
         Active, not yet eligible employees                52.7    60.7
                                                         ------  ------
                                                          128.8   153.1
      Unrecognized plan amendment gain                     14.8     4.0
      Unrecognized net actuarial gain                      32.5    10.2
                                                         ------  ------
      Accrued postretirement benefit cost
        in excess of plan assets                         $176.1  $167.3
                                                         ======  ======
      Assumptions used:
         Discount rate                                      7.5%    6.5%
         Health care cost trend rate                       11.0%   11.5%
         Ultimate health care cost trend rate
           in 2003                                          5.5%    4.5%

    At December 31, 1994 and 1993 respectively, $6.3 and $6.0 million were included in Accrued Liabilities, Other.

    The health care cost trend rate assumption has a significant effect on the amounts reported and increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $17.8 million and the aggregate of the service and interest cost components of net postretirement health care cost for the year then ended by $2.3 million.



NOTE 5.   INCOME TAXES
    Consolidated income before taxes and cumulative effect of changes in accounting principles consist of the following:

   (Dollars in millions)     1994      1993    1992
                            ------    ------   -----
     United States          $132.8    $ 94.1   $76.4
     Foreign                  59.1      33.7    12.0
                            ------    ------   -----
                            $191.9    $127.8   $88.4
                            ======    ======   =====

    Provision for income taxes consists of the following:

    (Dollars in millions)          1994     1993     1992
                                  -----     -----    -----
    Current:
      U.S. federal                $53.8     $32.7    $23.5
      State and local               7.8       4.4      3.4
      Foreign income and
       withholding taxes           14.7      12.8     11.7
                                  -----     -----    -----
                                   76.3      49.9     38.6
                                  -----     -----    -----
    Deferred:
      U.S. federal                 (4.2)     (5.3)    (1.7)
      Foreign                      (0.5)      1.8     (0.8)
                                  -----     -----    -----
                                   (4.7)     (3.5)    (2.5)
                                  -----     -----    -----
    Provision for income taxes    $71.6     $46.4    $36.1
                                  =====     =====    =====
    Income taxes paid             $80.7     $43.8    $46.4
                                  =====     =====    =====


    A reconciliation between the actual income tax expense provided and the income tax expense computed by applying the statutory federal income tax rate of 35% in 1994 and 1993 and 34% in 1992 to pre-tax income is as follows:

    (Dollars in millions)                       1994    1993     1992
                                               -----   -----    -----
    Income taxes at U.S. statutory rate        $67.2   $44.7    $30.0
    Excess of foreign taxes over
      the U.S. statutory rate                     --     0.4      3.0
    State and local income taxes                 5.1     2.9      2.2
    Foreign losses without tax benefit            --     1.0      2.5
    Deferred income tax rate changes              --    (1.6)      --
    Tax benefits from
      Foreign Sales Corporation                 (1.0)   (1.1)    (0.9)
    Federal tax refund                            --      --     (1.4)
    Other                                        0.3     0.1      0.7
                                               -----   -----    -----
                                               $71.6   $46.4    $36.1
                                               =====   =====    =====

    Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

     (Dollars in millions)                            1994      1993
                                                     ------    ------
     Deferred tax assets:
       Non-pension postretirement benefits           $ 65.1    $ 61.9
       Product warranty and self-insured risks         20.7      18.8
       Net operating loss carryforwards                10.1       9.4
       Provision for environmental matters             14.4      10.9
       Other accruals and miscellaneous                26.6      25.9
                                                     ------    ------
                                                      136.9     126.9
       Valuation allowance                             11.2      15.2
                                                     ------    ------
              Total deferred tax assets               125.7     111.7
                                                     ------    ------
     Deferred tax liabilities:
       Tax over book depreciation                      39.8      37.6
       Pension                                         11.9      10.2
       Other                                           14.2       4.8
                                                     ------    ------
              Total deferred tax liabilities           65.9      52.6
                                                     ------    ------
                      Net deferred tax assets        $ 59.8    $ 59.1
                                                     ======    ======

    At December 31, 1994, the Company had net operating loss carryforwards attributable to foreign operations for income tax purposes of $28.0 million which expire from 1995 to 1999 if not offset against future taxable income.
For financial reporting purposes, a valuation allowance has been established to offset the deferred tax assets related to those loss carryforwards.


NOTE 6.   INVENTORIES
    The components of inventories at December 31, were:

   (Dollars in millions)                         1994      1993
                                                ------    ------
   Raw materials and work in process            $147.6    $107.2
   Finished goods                                 74.3      56.2
   Supplies                                       13.4      11.5
                                                ------    ------
                                                $235.3    $174.9
                                                ======    ======

NOTE 7.   BUSINESS SEGMENT DATA
  Business segment data is presented on page 12 of this report.

NOTE 8.   DEBT
  Short-term debt consists of borrowings by foreign subsidiaries at varying interest rates under revolving credit agreements and overdraft arrangements with banks used in the normal course of business. The U.S. dollar equivalent of this debt was $7.2 million (at 6.5%) at December 31, 1994, and $10.5 million (at 5.5%) at December 31, 1993.
  Long-term debt consists of the following:
  1. Unsecured borrowings, primarily with banks, by foreign subsidiaries with interest rates ranging from 7.9% to 10.3%. The U.S. dollar equivalent of these borrowings was $6.9 and $9.2 mil-lion at December 31, 1994 and 1993, respectively.
  2. A $5.5 million variable-rate bank repurchase agreement (effective interest rate of 6.69% at December 31, 1994), due in 1997.
  3. $1.2 million variable-rate Industrial Development Revenue Bonds (effective interest rate of 6.44% at December 31, 1994) payable in quarterly installments from 1995 to 2020.
  Scheduled maturities of long-term debt outstanding at December 31, 1994, are as follows:
     1995--$4.5 million;     1996--$1.6 million;
     1997--$6.1 million;     1998--$0.1 million;
     1999 and beyond--$1.3 million.
  Interest paid was $6.4 million in 1994, $3.6 million in 1993 and $5.2 million in 1992.
  The carrying value of short and long-term debt at December 31, 1994 and 1993 approximated fair market value.
  In 1994, the Company obtained a $100 million revolving credit facility for general corporate purposes. The facility has a three-year term which may be extended annually with the consent of the participating banks. Under the facility, the Company may select among various interest rate arrangements.
As of December 31, 1994, the Company had not made any borrowings under this facility.

NOTE 9.   ENVIRONMENTAL MATTERS
  The Company has been named by the U.S. Environmental Protection Agency (EPA) as a potentially responsible party in connection with the Sheboygan River and Harbor Superfund Site in Wisconsin. At December 31, 1994, the Company had an accrual of $31.9 million ($26.4 million at December 31, 1993) for the estimated costs associated with the cleanup of certain PCB contamination at this Superfund Site. The Company has based the estimated cost of cleanup on ongoing engineering studies, including engineering samples taken in the Sheboygan River, and assumptions as to the areas that will have to be remediated along with the nature and extent of the remediation that will be required. Significant assumptions underlying the estimated costs are that remediation will involve innovative technologies, including (but not limited to) bioremediation near the Company's plant site and along the Upper River, and only natural armoring and bioremediation in the Lower River and Harbor. The increase in the accrual during 1994 reflects updated cost factors and an additional provision in the second quarter for identified groundwater pollution. The provision for additional costs was substantially offset by insurance settlements received during the second quarter of 1994. The EPA has indicated it expects to issue a record of decision on the cleanup of the Sheboygan River and Harbor Site late in 1995, but the ultimate resolution of the matter may take much longer. Ultimate costs to the Company will be dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by the EPA (in consultation with the State of Wisconsin), rapidly changing technology, and the outcome of any related litigation.
  On June 16, 1994, the Wisconsin Supreme Court, in an unrelated case, held that insurance coverage was not available for environmental cleanup costs to the extent the cleanup is done to prevent or mitigate future injury. A motion for reconsideration has been denied. In a separate matter the Court in the Company's insurance coverage action has ruled that Michigan Law should be applied. The Company, in establishing its accrual for environmental cleanup costs, has not provided for any potential additional recovery of these estimated cleanup costs.
  The Company, in cooperation with the Wisconsin Department of Natural Resources, is conducting an investigation of soil and groundwater contamination at the Company's Grafton, Wisconsin plant. Certain test procedures are being planned over the next year to assess the extent of contamination and to develop remedial options for the site. While the Company has provided for estimated investigation and on-site remediation costs, the extent and timing of future off-site remediation requirements, if any, are not presently determinable.
  In addition to the above mentioned sites, the Company also is currently participating with the EPA and various state agencies at certain other sites to determine the nature and extent of any remedial action which may be necessary with regard to such other sites. Based on limited preliminary data and other information currently available, the Company has no reason to believe that the level of expenditures for potential remedial action necessary at these other sites will have a material effect on its financial position.

NOTE 10.   COMMITMENTS AND CONTINGENT LIABILITIES
  Various lawsuits and claims, including those involving ordinary routine litigation incidental to its business, to which the Company is a party, are pending, or have been asserted, against the Company. Although the outcome of these matters cannot be predicted with certainty, and some of them may be disposed of unfavorably to the Company, management has no reason to believe that their disposition will have a materially adverse effect on the consolidated financial position of the Company.

NOTE 11.   RISK CONCENTRATION
  Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash investments and accounts receivable. The Company places its cash investments in investment grade, short-term debt instruments and limits the amount of credit exposure to any one commercial issuer. Concentrations of credit risk with respect to receivables are limited due to the large number of customers in the Company's customer base, and their dispersion across different industries and geographic areas.
  A portion of export accounts receivable of the Company's Brazilian subsidiary, SICOM, are sold with recourse. Factored Brazilian export accounts receivable balances at December 31, 1994 and 1993, respectively, were $24.8 million and $23.1 million with discount rates, respectively of 7.5 and 4.5 percent. The Company maintains an allowance for losses based upon the expected collectability of all accounts receivable, including receivables sold.
  The Company enters into forward exchange contracts to hedge certain foreign currency transactions for periods consistent with the expected cash flows of the underlying transactions. All foreign exchange contracts are designed to limit exposure to exchange rate fluctuations because gains and losses on these contracts are offset by gains and losses on the hedged transactions. At December 31, 1994 and 1993 respectively, the Company had $62.8 million and $44.6 million in foreign exchange contracts outstanding. The aggregate value of these contracts at December 31, 1994 and 1993 approximated fair market value.

NOTE 12.   STOCKHOLDERS' EQUITY
  Prior to April 22, 1992, the Company had only a single class of stock, common stock, $1.00 par value. On April 22, 1992, the common stock was redesignated as the Class B common stock, and the Class A common stock was authorized. On May 29, 1992, the Company paid a dividend of one share of Class A common stock on each outstanding share of Class B common stock. The Class A common stock became eligible for trading on June 1, 1992. On June 30, 1993, the Company paid a dividend of one share of Class A common stock on each outstanding share of common stock.
  The shares of Class A common stock and Class B common stock are substantially identical except as to voting rights. Class A common stock has no voting rights except the right to i) vote on any amendments that could adversely affect the Class A Stock Protection Provision and ii) vote in other limited circumstances, primarily involving mergers and acquisitions, as required by law.
  In 1991, the Company adopted a Shareholders' Rights Plan. This plan was amended in 1992 to clarify the effect of the Company's reclassification of the existing common stock to voting Class B common stock. In addition, in 1992, the Company adopted a new plan for the distribution of a Class A Right for each share of the newly created Class A common stock. Each Right entitles the registered holder, subject to the terms of the corresponding Rights Agreement, to purchase from the Company one share of the corresponding class of common stock at an exercise price of $80.00 per share, subject to adjustment.
  The Rights are not currently exercisable, but would become exercisable if certain events occurred relating to a person or group (Acquiring Person) acquiring or attempting to acquire 10% or more of the outstanding shares of Class B common stock. In the event that the Rights become exercisable, each Right (except for Rights beneficially owned by the Acquiring Person, which become null and void) would entitle the holder to purchase, for the exercise price then in effect, shares of the Company's corresponding class of common stock having a value of twice the exercise price.
  The Rights may be redeemed by the Board of Directors in whole, but not in part, at a price of $.0025 per Right. The Rights have no voting or dividend privileges and are attached to, and do not trade separately from the Class A and Class B common stock. The Rights expire on January 23, 2001.
  As of December 31, 1994, 16,410,438 shares of Class A common stock and 5,470,146 shares of Class B common stock were reserved for future exercise under the Rights Agreements.

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



  Todd W. Herrick
     President and Chief Executive Officer



  John H. Foss
     Vice President, Treasurer and
       Chief Financial Officer


INDEPENDENT ACCOUNTANT'S REPORT

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
   TECUMSEH PRODUCTS COMPANY

  We have audited the accompanying consolidated balance sheets of Tecumseh Products Company and Subsidiaries as of December 31, 1994 and 1993, and the related statements of consolidated income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tecumseh
Products Company and Subsidiaries at December 31, 1994 and 1993 and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


/s/
Moore, Smith & Dale
Certified Public Accountants


February 17, 1995
Southfield, Michigan

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
SELECTED FINANCIAL DATA


                                                                             Years Ended December 31,
                                                 1994             1993             1992(a)           1991                  1990(b)
                                                 ----             ----             -------           ----                  -------
                                                                       (Dollars in millions except per share data)
INCOME STATEMENT DATA:
  Net sales                                     $1,533.4         $1,314.2         $1,258.5          $1,197.2              $1,318.1
  Net income before accounting
    changes                                        120.3             81.4             52.3              42.5                  14.2
  Cumulative effect of changes
    in accounting principles                           -                -            (95.0)                -                     -
                                                --------         --------         --------          --------              --------
  Net income (loss)                                120.3             81.4            (42.7)             42.5                  14.2

PER SHARE OF COMMON STOCK:
  Net income before accounting
    changes                                        $5.50            $3.72            $2.39             $1.94                 $0.65
  Cumulative effect of accounting
    changes                                            -                -            (4.34)                -                     -
                                                   -----            -----            -----             -----                 -----
  Net income (loss)                                 5.50             3.72            (1.95)             1.94                  0.65
  Cash dividends declared                           1.35             1.15             0.80              0.80                  0.80


Balance Sheet Data (at period
  end):
  Cash and cash equivalents                     $  283.2           $313.2           $263.6            $256.4                $240.3
  Working capital (c)                              504.2            473.6            420.4             403.1                 414.3
  Net property, plant and equipment                402.4            320.4            322.9             324.3                 304.9
  Total assets                                   1,289.8          1,132.7          1,078.6           1,055.4               1,032.2
  Long-term debt                                     9.1             11.2             14.4              17.9                  23.6
  Stockholders' equity                             785.5            686.8            639.8             712.8                 692.2

OTHER DATA:
  Capital expenditures                          $  136.2            $51.1            $56.6             $85.8                 $64.8
  Depreciation and amortization                     55.7             52.5             53.6              49.9                  49.6

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

Tecumseh Products Company and Subsidiaries
INFORMATION CONCERNING EQUITY SECURITIES

The Company's Class A and Class B common stock are traded on the NASDAQ Stock Market under the the symbols TECA and TECB, respectively. The high and low market prices and dividends per share presented below have been adjusted as necessary to reflect the 100% stock dividend paid June 30, 1993. The stock dividend is further discussed in Note 12.

                                                                                      1994
                                       ------------------------------------------------------------------------------------
                                                                 Sales Price
                                       -----------------------------------------------------------------
                                                   Class A                           Class B                       Cash
                                                   -------                           -------                     Dividends
Quarter Ended                            High               Low              High                 Low            Declared
-------------                          -------             ------           -------              ------          ---------
March 31                               52 1/4              45 1/4           62 3/4               45 1/4          $0.20
June 30                                52 3/4              44 1/4           60 1/4               47 1/2           0.20
September 30                           55 1/2              46 3/4           54                   46               0.20
December 31                            50 3/4              40 3/8           49 3/4               39               0.75

Shareholders of record
  at December 31,                                 1,042                                 1,010


                                                                                      1993
                                       ------------------------------------------------------------------------------------
                                                                 Sales Price
                                       -----------------------------------------------------------------
                                                   Class A                           Class B                       Cash
                                                   -------                           -------                     Dividends
Quarter Ended                            High               Low              High                 Low            Declared
-------------                          -------             ------           -------              ------          ---------
March 31                                32 1/2             26 3/4           33 1/4               28 1/2          $0.20
June 30                                 37                 30 1/2           37 1/2               31 5/8           0.20
Seotenber 30                            38 3/4             31 1/4           43                   35               0.20
December 31                             47 1/4             36               47 1/2               38               0.55

Shareholders of record
  at December 31,                                 1,087                                 1,054


QUARTERLY FINANCIAL DATA
(Dollars in millions except per share data)

                                                                       Quarter
                                           ------------------------------------------------------------
                                            First           Second            Third            Fourth            Total
                                           ------           ------            -----            ------            -----
1994
Net sales                                  $386.4            $424.8           $355.0            $367.2        $1,533.4
Gross profit                                 62.8              73.4             55.8              61.9           253.9
Net income                                  $29.0             $35.9            $26.9             $28.5          $120.3
                                           ======            ======           ======            ======        ========

Net income per share                        $1.32             $1.64            $1.23             $1.31           $5.50
                                           ======            ======           ======            ======        ========


1993
Net sales                                  $341.6            $368.6           $301.8            $302.2        $1,314.2
Gross profit                                 46.7              56.2             38.7              48.6           190.2

Net income                                  $17.9             $24.3            $18.4             $20.8           $81.4
                                           ======            ======           ======            ======        ========

Net income per share                        $0.82             $1.11            $0.84             $0.95           $3.72
                                           ======            ======           ======            ======        ========

The above per share amounts have been adjusted as necessary to reflect the 100% stock dividend paid June 30, 1993.