Form 10-K405, Exhibit 13
period 1995-12-31
TECUMSEH PRODUCTS CO
filed 1996-03-29
CIK 96831

                                  EXHIBIT 13


FINANCIAL SUMMARY
(Dollars in millions except per share data)


                                        1995         1994        1993
                                       --------    ---------   --------
Net sales                              $1,716.0    $1,533.4    $1,314.2

Net income                                119.2       120.3        81.4
    % of net sales                         6.9%        7.8%        6.2%

Capital expenditures                      127.4       136.2        51.1

Total assets                            1,407.6     1,289.8     1,132.7

Stockholders' equity                      877.1       785.5       686.8

Return on average
    stockholders' equity                  14.3%       16.3%       12.3%

Per share of common stock:

    Net income                            $5.45       $5.50       $3.72

    Cash dividends declared                1.61        1.35        1.15
    Book value                            40.09       35.90       31.39

Average number of employees              15,600      14,400      12,400


Note: The above per share amounts have been adjusted as necessary to reflect the 100% stock dividend paid June 30, 1993.

Tecumseh Products Company and Subsidiaries
BUSINESS SEGMENT DATA
(Dollars in millions)

INDUSTRY SEGMENT INFORMATION

                                                                     Income Before
                                       Net Sales                     Income Taxes
                             ------------------------------     -----------------------
                              1995        1994       1993        1995    1994     1993
                             --------   --------  ---------     ------  -------   -----
Compressor
    Products . . . . .       $1,131.9     $881.2     $809.4     $114.8    $87.3    $71.7
Engine & Power
    Train
    Products . . . . .          497.6      563.8      426.9       51.4     80.3     40.9
Pump
    Products . . . . . . .       86.5       88.4       77.9       11.1     13.1     11.6
Corporate
    Expenses . . . .                -          -          -      (10.3)   (11.5)    (9.9)
Net Interest
    Income . . . . . . .            -          -          -       21.0     22.7     13.5
                             --------   --------   --------     ------   ------   ------
    Total . . . . . . .      $1,716.0   $1,533.4   $1,314.2     $188.0   $191.9   $127.8
                             ========   ========   ========     ======   ======   ======

                                                                       Capital
                                     Year End Assets                 Expenditures                     Depreciation
                             ------------------------------     ------------------------       ------------------------------
                               1995       1994       1993        1995     1994     1993        1995        1994         1993
                             --------   --------   --------     ------   ------    -----       -----      ------       ------
Compressor
    Products . . . . .         $729.0     $609.3     $485.5      $96.3   $119.2    $36.8        $45.4      $41.7        $39.4
Engine & Power
    Train
    Products . . . . .          271.4      249.1      206.6       27.4     14.6     13.7         12.7       13.1         12.3
Pump
    Products . . . . . .         42.6       42.9       35.7        3.7      2.4      0.6          1.1        0.9          0.8
Corporate . . . . . .           364.6      388.5      404.9          -        -        -            -          -            -
                             --------   --------   --------     ------   ------    -----        -----     ------       ------
    Total . . . . . . . .    $1,407.6   $1,289.8   $1,132.7     $127.4   $136.2    $51.1        $59.2      $55.7        $52.5
                             ========   ========   ========     ======   ======    =====        =====     ======       ======


GEOGRAPHIC SEGMENT INFORMATION

                                                                      Income Before
                                       Net Sales                      Income Taxes                   Year End Assets
                             ------------------------------     ------------------------       ------------------------------
                              1995        1994       1993       1995      1994     1993       1995        1994        1993
                             --------   --------   --------     ------   ------    -----       -----      ------       ------
North America . . . .        $1,134.4   $1,104.8     $930.5     $127.8   $135.3    $95.4       $942.4     $876.7       $812.7
Europe . . . . . . . . .        365.4      280.5      260.7       13.4      9.6     (1.6)       321.8      279.6        246.1
Brazil . . . . . . .            216.2      148.1      123.0       47.3     47.6     34.6        147.0      134.1         78.5
Inter-area:
    North America . . . .        25.2       13.8       11.6          -        -        -            -          -            -
    Europe . . . . . . .          7.6        3.1        0.1          -        -        -            -          -            -
    Brazil . . . . .             56.5       39.5       23.8          -        -        -            -          -            -
Eliminations . . . . .          (89.3)     (56.4)     (35.5)      (0.5)    (0.6)    (0.6)        (3.6)      (0.6)        (4.6)
                             --------   --------   --------     ------   ------    -----        -----     ------       ------
    Total . . . . . . . .    $1,716.0   $1,533.4   $1,314.2     $188.0   $191.9   $127.8     $1,407.6   $1,289.8     $1,132.7
                             ========   ========   ========     ======   ======   ======     ========   ========     ========

    Transfers between geographic areas are accounted for at cost plus a reasonable profit. Export sales of domestic operations were $258.2, $213.2, and $206.2 million in 1995, 1994 and 1993, respectively. Of these sales, approximately two-thirds were to customers in the Far and Middle East.

    In 1995, 11% of consolidated sales represented engine and compressor sales to customers under common control.

    The Company's share of net unremitted earnings of its foreign subsidiaries was $9.6 million in 1995, $44.2 million in 1994, and $14.0 million in 1993. Accumulated unremitted earnings of foreign subsidiaries at December 31, 1995 were $128.4 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Tecumseh Products Company is a full-line, independent global manufacturer of hermetic compressors for air conditioning and refrigeration products, gasoline engines and power train components for lawn and garden applications and pumps. The Company's products are sold in over 100 countries around the world.
         Products are grouped into three principal industry segments:
Compressor Products, Engine and Power Train Products, and Pump Products.

1995 COMPARED TO 1994
         Sales for 1995 reached a record level $1,716.0 million and were 12% higher than 1994. Net income of $119.2 million, or $5.45 per share, declined slightly from the $5.50 per share earned in 1994. The 1995 results also included a favorable foreign tax adjustment of approximately $1.3 million. The lower comparative earnings were due to weather-related reductions in engine sales, lower margins from foreign operations and new compressor product start-up costs.

COMPRESSOR PRODUCTS
         The Company's worldwide Compressor Products sales for 1995 reached $1,131.9 million and were 28% higher than 1994. The dynamics affecting sales were new product introductions, a worldwide weather-related shortage of room air conditioning compressors and rising demand in emerging nations. Management believes these same factors will have a positive influence on sales in the Compressor Products segment for 1996.
         Significant sales gains for the year were seen in the North American household refrigeration market as production of our new Brazilian-built TP compressor continued to increase. Rising demand in the emerging economies of Asia/Pacific contributed to considerable growth of U.S. exports in 1995 as compared to 1994. European compressor operations also reported double-digit sales growth.
         The Company's Brazilian subsidiary, SICOM Ltda., reported a 46% increase in sales for 1995. In 1995, SICOM accounted for 13% of consolidated sales and 26% of consolidated net income. Brazilian domestic demand for refrigeration products remained strong during 1995 despite a mid-year easing in economic activity. Although Brazil's current economic program has been successful in controlling inflation and lifting consumer confidence, it has also resulted in an artificially strong currency which is expected to continue to exert pressure on operating margins.
         Compressor Products operating margins were 10.1% for 1995 as compared to 9.9% for 1994. New product start-up costs and currency-driven reductions in export margins of the Company's Brazilian and French operations offset the favorable effects of increased sales volumes.
         On November 21, 1995, the Company announced that it has signed a memorandum of understanding with Siel Limited of New Delhi, India, for the creation of a joint venture to manufacture refrigeration and air conditioning compressors in India. Subject to execution of a mutually satisfactory definitive agreement and all necessary approvals, the Company and Siel plan a substantial expansion of Siel's existing compressor manufacturing facility in Hyderabad, India, which currently builds compressors under a license agreement with Tecumseh Products Company. Once expanded and fully equipped, the facility is expected to produce over one million compressors annually.
         Progress continues on the introduction of the new scroll compressor, which is expected to have modest sales in 1996. The recent and ongoing investments in new products, major capacity expansion programs and the compressor joint venture in India are all part of the Company's strategic plan to meet expected growth in worldwide demand for refrigeration and air conditioning products, especially in the emerging economies of the Asia/Pacific and South American regions. Short-term earnings growth may be somewhat slowed but the Company expects significant long-term benefits from its new products and increased presence in the growing global markets.

ENGINE AND POWER TRAIN PRODUCTS
         Worldwide Engine and Power Train Products sales of $497.6 million declined 12% as compared to 1994. A cool spring in the North East and North Central U.S., consumer economic uncertainty and summer drought caused several lawn and garden customers to curtail production. Snow engine sales were also lower as compared to exceptionally strong sales in 1994. The reduced sales volume, particularly in the higher margin snow engine product, and higher raw material costs caused 1995 operating margins to decrease to 10.3% as compared to 14.2% in 1994.
         The level of snow engine sales in 1995 was considerably higher than historical annual averages, despite a 25% unit decrease from 1994 sales. The early 1996 record snowfall in the eastern U.S. will certainly deplete inventories throughout the distribution system, but the Company cannot ascertain whether 1996 snow engine sales will reach the levels of 1995 until the second half of this year.
         The Company announced in June of 1995 the purchase and planned expansion of a manufacturing facility in Douglas, Georgia. The Douglas facility will build reduced exhaust emission engines and carburetors and is expected to commence limited production in 1996.

PUMP PRODUCTS
         Pump Products 1995 sales of $86.5 million were slightly down as compared to $88.4 million in 1994. The decrease was due in part to comparably lower sales to an industrial customer who had completed an equipment replacement program in the prior year.

INTEREST INCOME
         Interest income for 1995 was slightly lower than 1994, primarily due to lower financial income reported by the Company's Brazilian subsidiary. During 1995 the Company reduced its Brazilian cash balances in order to provide some protection from currency devaluation.

INCOME TAX
         The effective tax rate was 36.6% for 1995 as compared to 37.3% for 1994. The 1995 tax rate includes a favorable foreign tax adjustment of $1.3 million.

1994 COMPARED TO 1993
     Sales for 1994 of $1,533.4 million were 17% higher than 1993 sales.
Net income of $120.3 million, or $5.50 per share, for 1994 was 48% higher than 1993, and was a record level for the Company. The improved operating results were due primarily to the strong sales of the Company's Engine and Power Train Products.

COMPRESSOR PRODUCTS
     The Company's worldwide Compressor Products sales for 1994 reached
$881.2 million and were 9% higher than 1993. Double-digit volume increases in North and South America were the major factor in the overall sales gain. Sales in Europe rebounded in the second half of 1994 and ended with an 8% increase over 1993. This additional volume, along with cost-cutting initiatives in the Company's European compressor operations in 1993, were key contributors to the 1994 profit gains for the Compressor Products segment.
     The Company's compressor sales within the United States were up by 14% for 1994. This gain was primarily attributable to sales of compressors used in room air conditioners and various commercial refrigeration applications. Early summer near-record heat favorably affected the sales of rotary compressors used in room air conditioners. The Company reported strong year-to-year gains in its sales of compressors that utilize R-134a, a non-CFC refrigerant. Despite a robust year for the residential air conditioning market, the Company experienced a decline in sales of reciprocating compressors to this market, due to the industry trend toward the use of scroll compressors.
     The Company's Brazilian subsidiary, SICOM Ltda., reported a 20% increase in sales for 1994, due primarily to the strong local demand for appliances. The country's economic stabilization program initiated in mid-1994 increased consumer confidence and drove demand for consumer durables, in spite of high interest rates. Although the high interest rates have generated significant financial income for Tecumseh, the accompanying appreciation of Brazil's new currency began to negatively impact export margins during the fourth quarter of 1994. In 1994, SICOM accounted for 10% of consolidated sales and 26% of consolidated net income.

ENGINE AND POWER TRAIN PRODUCTS
     The Company's worldwide Engine and Power Train Products sales were
$563.8 million in 1994 which was 32% higher than 1993. Sales of engines used in snow thrower applications more than doubled in 1994 and were the leading factor in explaining year-to-year sales gains. Tecumseh's sales of engines used on walk-behind mowers also increased significantly in 1994, both in North America and in Europe, reflecting good market conditions and some gain in market share. The profit margin for this segment improved from 9.6% in 1993 to 14.2% in 1994, primarily due to the favorable impact of higher sales volume and a more profitable product mix.

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

LIQUIDITY AND CAPITAL RESOURCES
         The Company continued to maintain a strong and liquid financial position. Working capital of $521.3 million at December 31, 1995 was up from $504.2 million at the end of 1994, and the ratio of current assets to current liabilities was 2.9. Capital expenditures for 1995 continued at a strong level and included completion of an expanded rotary compressor facility in Mississippi, significant progress on the new scroll program in Michigan, expansion of the new TP compressor line in Brazil and initial expenditures for a new engine facility in Georgia. Total capital spending for 1996 should approximate $125-150 million as the Company completes the Georgia engine facility and expands new product manufacturing in overseas facilities. In addition, there will also be an initial investment in the Hyderabad, India joint venture. Working capital requirements and planned capital and investment expenditures for 1996 and early 1997 are expected to be financed primarily through internally available funds, although the Company may utilize long-term financing arrangements in connection with state investment incentives. In addition, the Company has a $100 million revolving credit facility which is available for general corporate purposes.
         The U.S. Environmental Protection Agency (EPA) is developing emission standards for utility engines which include the two- and four-cycle engines produced by the Company. The development consists of two phases. Phase I standards have an effective date of September 1, 1996, but contain provisions that permit manufacture of non-conforming engines through September 1, 1997. The Company believes that it will be prepared to meet the EPA Phase I standards with competitively priced engines. Negotiations of the EPA Phase II standards are currently in process. It is not currently possible to determine the compliance cost thereof nor the impact on the competitive position of the Company.
         The Company has been named by the EPA as a potentially responsible party in connection with the Sheboygan River and Harbor Superfund Site in Wisconsin. At December 31, 1995, the Company had an accrual of $30.1 million for estimated costs associated with the cleanup of certain PCB contamination at this Superfund Site. The Company has based the estimated cost of cleanup on ongoing engineering studies, including engineering samples taken in the Sheboygan River, and assumptions as to the areas that will have to be remediated along with the nature and extent of the remediation that will be required. Significant assumptions underlying the estimated costs are that remediation will involve innovative technologies, including (but not limited to) bioremediation near the Company's plant site and along the Upper River, and only natural armoring and bioremediation in the Lower River and Harbor. The EPA has indicated it expects to issue a record of decision on the cleanup of the Sheboygan River and Harbor site in the third quarter of 1996, but the ultimate resolution of the matter may take much longer. Ultimate costs to the Company will be dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by the EPA (in consultation with the State of Wisconsin), rapidly changing technology and the outcome of any related litigation.
         The Company, in cooperation with the Wisconsin Department of Natural Resources, is conducting an investigation of soil and groundwater contamination at the Company's Grafton, Wisconsin plant. Certain test procedures are underway to assess the extent of contamination and to develop remedial options for the site. While the Company has provided for estimated investigation and on-site remediation costs, the extent and timing of future off-site remediation requirements, if any, are not presently determinable.
         In addition to the above mentioned sites, the Company also is currently participating with the EPA and various state agencies at certain other sites to determine the nature and extent of any remedial action which may be necessary with regard to such other sites. Based on limited preliminary data and other information currently available, the Company has no reason to believe that the level of expenditures for potential remedial action necessary at these other sites will have a material effect on its financial position.

Tecumseh Products Company and Subsidiaries
STATEMENTS OF CONSOLIDATED INCOME
(Dollars in millions except per share data)


                                                     For The Years Ended December 31,
                                                   ---------------------------------------
                                                     1995           1994            1993
                                                   --------      --------         --------
INCOME:
  Net sales                                        $1,716.0      $1,533.4         $1,314.2
  Interest income                                      29.0          29.2             17.5
  Other income                                         13.4           6.8              5.6
                                                   --------      --------         --------
                                                    1,758.4       1,569.4          1,337.3
                                                   --------      --------         --------
EXPENSES:
  Cost of sales and operating expenses              1,467.9       1,279.5          1,124.0
  Selling and administrative expenses                  94.3          88.8             78.4
  Interest expense                                      8.0           6.5              4.0
  Other expenses                                        0.2           2.7              3.1
                                                   --------      --------         --------
                                                    1,570.4       1,377.5          1,209.5
                                                   --------      --------         --------

    INCOME BEFORE TAXES ON INCOME                     188.0         191.9            127.8

Taxes on income                                        68.8          71.6             46.4
                                                   --------      --------         --------

    NET INCOME                                       $119.2        $120.3            $81.4
                                                   ========      ========         ========

    NET INCOME PER SHARE                              $5.45         $5.50            $3.72
                                                      =====         =====            =====


The above per share amounts have been adjusted as necessary to reflect the 100% stock dividend paid June 30, 1993.


















The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in millions)



                                         Common Stock                                         Foreign
                                   ---------------------------     Capital                   Currency         Total
                                     Class A        Class B       in Excess     Retained    Translation   Stockholders'
                                   $1 par value   $1 par value   of Par Value   Earnings    Adjustment        Equity
                                   ------------   ------------   ------------   --------    -----------   -------------
Balance, December 31, 1992                 $5.5           $5.5          $29.9     $587.9         $11.0          $639.8
Net income                                                                          81.4                          81.4
Cash dividends                                                                     (25.2)                        (25.2)
Dividend of Class A common                 10.9                                    (10.9)                            -
Translation adjustments                                                                           (9.2)           (9.2)
                                   ------------   ------------   ------------   --------    -----------   -------------
Balance, December 31, 1993                 16.4            5.5           29.9      633.2           1.8           686.8
Net income                                                                         120.3                         120.3
Cash dividends                                                                     (29.5)                        (29.5)
Translation adjustments                                                                            7.9             7.9
                                   ------------   ------------   ------------   --------    -----------   -------------
Balance, December 31, 1994                 16.4            5.5           29.9      724.0           9.7           785.5
Net income                                                                         119.2                         119.2
Cash dividends                                                                     (35.2)                        (35.2)
Translation adjustments                                                                            7.6             7.6
                                   ------------   ------------   ------------   --------    -----------   -------------
Balance, December 31, 1995                $16.4           $5.5          $29.9     $808.0         $17.3          $877.1
                                   ============   ============   ============   ========    ===========   =============

































The accompanying notes are an integral part of these statements.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Dollars in millions)
                                                                             December 31,
                                                                         -------------------
ASSETS                                                                     1995       1994
                                                                         -------     -------
CURRENT ASSETS:
   Cash and cash equivalents                                               $261.6     $283.2
   Accounts receivable, trade, less allowance for doubtful
      accounts of $6.9 million in 1995 and $5.8 million 1994                225.5      191.6
   Inventories                                                              260.0      235.3
   Deferred income taxes                                                     33.9       38.4
   Other current assets                                                      10.2        7.8
                                                                         --------   --------
           TOTAL CURRENT ASSETS                                             791.2      756.3
                                                                         --------   --------

PROPERTY, PLANT, AND EQUIPMENT, at cost:
   Land and land improvements                                                 9.0        7.9
   Buildings                                                                149.0      127.9
   Machinery and equipment                                                  738.1      645.7
                                                                         --------   --------
                                                                            896.1      781.5
   Less, accumulated depreciation                                           419.1      379.1
                                                                         --------   --------
           PROPERTY, PLANT AND EQUIPMENT, net                               477.0      402.4
                                                                         --------   --------

EXCESS OF COST OVER ACQUIRED NET ASSETS, less accumulated
      amortization of $14.5 million in 1994 and $12.4 million in 1994        60.9       58.0
DEFERRED INCOME TAXES                                                        19.9       21.4
PREPAID PENSION EXPENSE                                                      37.6       31.8
OTHER ASSETS                                                                 21.0       19.9
                                                                         --------   --------
           TOTAL ASSETS                                                  $1,407.6   $1,289.8
                                                                         ========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable, trade                                                 $129.5     $116.5
   Income taxes payable                                                       7.5        5.1
   Short-term borrowings                                                     13.5       11.7
   Accrued liabilities:
      Employee compensation                                                  34.0       29.6
      Product warranty and self-insured risks                                30.2       32.3
      Other                                                                  55.2       56.9
                                                                         --------   --------
           TOTAL CURRENT LIABILITIES                                        269.9      252.1

LONG-TERM DEBT                                                               14.7        9.1
NON-PENSION POSTRETIREMENT BENEFITS                                         174.0      169.8
PRODUCT WARRANTY AND SELF-INSURED RISKS                                      30.0       29.5
ACCRUAL FOR ENVIRONMENTAL MATTERS                                            27.3       30.7
PENSION LIABILITIES                                                          14.6       13.1
                                                                         --------   --------
           TOTAL LIABILITIES                                                530.5      504.3
                                                                         --------   --------

STOCKHOLDERS' EQUITY:
   Class A common stock, $1 par value; authorized 75,000,000
      shares; issued and outstanding 16,410,438 shares                       16.4       16.4
   Class B common stock, $1 par value; authorized 25,000,000
      shares; issued and outstanding 5,470,146 shares                         5.5        5.5
   Capital in excess of par value                                            29.9       29.9
   Retained earnings                                                        808.0      724.0
   Foreign currency translation adjustment                                   17.3        9.7
                                                                         --------   --------
           TOTAL STOCKHOLDERS' EQUITY                                       877.1      785.5
                                                                         --------   --------
           TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $1,407.6   $1,289.8
                                                                         ========   ========

The accompanying notes are an integral part of the statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in millions)




                                                           For The Years Ended December 31,
                                                         -----------------------------------
                                                           1995        1994          1993
                                                           ----        ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                            $119.2      $120.3          $81.4
   Adjustments to reconcile net income to net cash
      provided by operating activities:
         Depreciation and amortization                     59.2        55.7           52.5
         Accounts receivable                              (31.2)      (26.6)          (2.1)
         Inventories                                      (21.6)      (58.2)          (5.0)
         Payables and accrued expenses                     12.1        28.0           18.6
         Other                                             (5.3)        8.0           (4.1)
                                                         ------      ------         ------
            Cash Provided By Operations                   132.4       127.2          141.3
                                                         ------      ------         ------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                  (127.4)     (136.2)         (51.1)
                                                         ------      ------         ------
            Cash Used In Investing Activities            (127.4)     (136.2)         (51.1)
                                                         ------      ------         ------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Dividends paid                                         (35.2)      (29.5)         (25.2)
   Proceeds from borrowings                                10.9         9.5            0.9
   Repayments of borrowings                                (4.5)      (15.4)         (10.4)
                                                         ------      ------         ------
            Cash Used In Financing Activities             (28.8)      (35.4)         (34.7)
                                                         ------      ------         ------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                     2.2        14.4           (5.9)
                                                         ------      ------         ------
            INCREASE (DECREASE) IN CASH
               AND CASH EQUIVALENTS                       (21.6)      (30.0)          49.6

CASH AND CASH EQUIVALENTS:
            Beginning of period                           283.2       313.2          263.6
                                                         ------      ------         ------
            End of period                                $261.6      $283.2         $313.2
                                                         ======      ======         ======

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.   ACCOUNTING POLICIES
   BUSINESS DESCRIPTION -- Tecumseh Products Company is a full-line, independent global manufacturer of hermetic compressors for air conditioning and refrigeration products, gasoline engines and power train components for lawn and garden applications, and pumps. The Company's products are sold in over 100 countries around the world.
   PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's investments in unconsolidated affiliates are accounted for on the equity basis. All significant inter-company transactions and balances have been eliminated.
   CASH EQUIVALENTS -- Cash equivalents consist of short-term investments which are readily convertible into cash.
   INVENTORIES -- Inventories are valued at the lower of cost or market, generally on the first-in, first-out basis.
   PROPERTY, PLANT AND EQUIPMENT -- Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expense as incurred. For financial statement purposes, depreciation is determined using the straight-line basis except for certain highly automated and specialized machinery which is depreciated using the units of production method.
   EXCESS OF COST OVER ACQUIRED NET ASSETS -- Assets and liabilities related to business combinations accounted for as purchases are recorded at fair value. The excess of cost over the net tangible assets acquired is being amortized on a straight-line basis over forty years.
   PRODUCT WARRANTY -- Provision is made for the estimated cost of maintaining product warranties at the time the product is sold.
   SELF-INSURED RISKS -- Provision is made for the estimated costs of known and anticipated claims under the deductible portions of the Company's liability, disability and workers' compensation insurance policies. In addition, provision is made for the estimated cost of postemployment benefits at employment separation, in accordance with Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits."
   ENVIRONMENTAL EXPENDITURES -- Expenditures for environmental safekeeping are expensed or capitalized as appropriate. Costs associated with remediation activities are expensed. Liabilities relating to probable remedial activities are recorded when the costs of such activities can be reasonably estimated.
   ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts during the reporting period and at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2.   FOREIGN CURRENCY TRANSLATION
         The assets and liabilities of the Company's Canadian and European subsidiaries are translated into U.S. dollars at current exchange rates and revenues and expenses are translated at average monthly exchange rates. The resulting translation adjustments are recorded in a separate component of stockholders' equity:

(Dollars in millions)                    1995   1994
                                         ----   -----
Balance at January 1                     $9.7     $1.8
Effect of balance sheet translations:
  Amount                                 11.3     11.6
  Tax effect                             (3.7)    (3.7)
                                        ------   ------
Balance at December 31                  $17.3     $9.7
                                        =====     =====


         For the Company's Brazilian subsidiary, which operates in a highly inflationary economy, inventory and plant and equipment and related income statement items are translated at historical exchange rates while other assets and liabilities are translated at current exchange rates. The resulting translation gain (loss) is included in other income (expense) and was $4.8 million, $(1.1) million, and $(2.0) million in 1995, 1994, and 1993, respectively.

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

(Dollars in millions)                 1995    1994    1993
                                      -----   ----    ----
Service cost - benefits earned
  during year                         $5.2    $6.2     $5.3
Interest cost on projected
  benefit obligations                 17.1    16.3     16.5
Actual (gain) loss on assets         (85.0)    6.0    (43.6)
Net amortization and deferral         57.2   (32.8)    17.2
                                     ------  ------    -----
Net pension expense (credit)         $(5.5)  $(4.3)   $(4.6)
                                     ======  ======   ======

         The following table sets forth the funded status and amounts recognized in the consolidated balance sheets for the Company's domestic defined benefit plans at December 31:

(Dollars in millions)                1995            1994
                               ---------------   ---------------
                               Over-    Under-   Over-    Under-
                               Funded   Funded   funded   funded
                               Plans    Plans    Plans    Plans
                               ------   ------   ------   ------
Plan assets at fair value      $423.2   $0.8     $353.3   $0.4
                               ------   ------   ------   ------
Actuarial present value of
  benefit obligation:
    Vested benefits             236.6    0.9      209.3    0.4
    Non-vested benefits          14.1    0.2       12.3     --
                               ------   ------   ------   ------
Accumulated benefit
  obligation                    250.7    1.1      221.6    0.4
Effect of projected future
  salary increases               21.6     --       18.7     --
                               ------   ------   ------   ------

Projected benefit obligation    272.3    1.1      240.3    0.4
                               ------   ------   ------   ------
Projected benefit obligation
  (in excess of) or less
  than plan assets              150.9   (0.3)     113.0     --
Unrecognized prior
  service cost                   10.5    0.1       11.5     --
Unrecognized net (gain)loss    (107.0)   0.2      (73.8)    --
Unrecognized net transition
  (asset) obligation            (16.8)    --      (18.9)    --
                               ------   ------   ------   ------
Prepaid pension expense         $37.6   $ --      $31.8   $ --
                               ======   ======   ======   ======

         Assumptions used in accounting for the domestic defined benefit plans were:

                                                1995     1994
                                                ----     ----
Measurement of projected benefit
obligation:
    Discount rate                               6.25%   7.25%
    Long-term rate of compensation increases    5.00%   5.50%
Long-term rate of return on plan assets         7.50%   7.50%

    The Company's European subsidiaries provide for defined benefits that are generally based on earnings at retirement date and years of credited service. The combined expense for these unfunded plans was $2.5, $1.8, and $2.2 million in 1995, 1994 and 1993, respectively. The net liability recorded in the consolidated balance sheet was $14.6 and $13.1 million for 1995 and 1994, respectively.
    Consolidated pension expense (credit) of $0.1 million in 1995, $(0.1) million in 1994, and $(0.3) million in 1993 includes amounts associated with the domestic and foreign defined benefit plans described above and certain defined contribution plans.

NOTE 4.   NON-PENSION POSTRETIREMENT BENEFIT PLANS
         The Company sponsors a retiree health care benefit plan, including retiree life insurance, for eligible salaried retirees and their eligible dependents. The Company also sponsors at certain divisions, retiree health care benefit plans for eligible hourly retirees and their eligible dependents. Some of the hourly retiree health care plans include retiree life insurance. The retiree health care plans are unfunded and provide for coordination of benefits with Medicare and any other insurance plan covering a participating retiree or dependent. The plans have lifetime maximum benefit restrictions and pay a stated percentage of covered, medically necessary expenses incurred by the eligible retiree after applicable deductibles are met. Some of the plans are contributory, with some retiree contributions adjusted annually. The Company has reserved the right to interpret, change or eliminate these benefit plans.
         Effective January 1, 1992, the Company adopted the accrual accounting method prescribed in SFAS No. 106 for its non-pension postretirement benefit plans. As permitted under the provisions of this standard, the expense attributable to service rendered through December 31, 1991, has been fully recognized as of the date of adoption.
         The components of the net periodic postretirement benefit cost were:

(Dollars in millions)          1995      1994       1993
                              -----     -----      -----
Service cost-benefits
  earned during year           $3.6     $ 3.9      $ 3.7
Interest cost on accumulated
  postretirement benefit
  obligation                    8.9       8.9       10.3
Net amortization and
  deferral                     (3.7)     (1.6)      (1.0)
                              -----     -----      -----
Net postretirement health
  care costs                   $8.8     $11.2      $13.0
                              =====     =====      =====

         The total of accrued postretirement benefit obligation is presented below as of December 31:

(Dollars in millions)                           1995      1994
                                               ------    ------
Accumulated postretirement benefit obligation:
    Retirees                                    $51.5     $51.5
    Active, eligible employees                   24.3      24.6
    Active, not yet eligible employees           56.6      52.7
                                               ------    ------
                                                132.4     128.8
Unrecognized plan amendment gain                 12.9      14.8
Unrecognized net actuarial gain                  34.8      32.5
                                               ------    ------
Accrued postretirement benefit cost
    in excess of plan assets                   $180.1    $176.1
                                               ======    ======
Assumptions used:
    Discount rate                                6.25%     7.50%
    Health care cost trend rate                  8.00%    11.00%
    Ultimate health care cost trend rate
      in 2003                                    5.00%     5.50%

    At December 31, 1995 and 1994 respectively, $6.1 and $6.3 million were included in Accrued Liabilities, Other.

  Actual health care cost trend rates for 1994 and 1995 were lower than anticipated and the Company reduced its trend rates in 1995 accordingly. The health care cost trend rate assumption has a significant effect on the amounts reported and increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $19.2 million and the aggregate of the service and interest cost components of net postretirement health care cost for the year then ended by $2.5 million.





NOTE 5.   INCOME TAXES
  Consolidated income before taxes consist of the following:

      (Dollars in millions)        1995     1994      1993
                                 ------    -------   ------
        United States            $125.8    $132.8    $94.1
        Foreign                    62.2      59.1     33.7
                                 ------    -------   ------
                                 $188.0    $191.9   $127.8
                                 ======    =======   ======

    Provision for income taxes consists of the following:

      (Dollars in millions)       1995      1994      1993
                                 ------    -------   ------
         Current:
         U.S. federal            $34.7     $53.8    $32.7
         State and local           6.4       7.8      4.4
         Foreign income and
           withholding taxes      25.6      14.7     12.8
                                 ------    -------   ------
                                  66.7      76.3     49.9
                                 ------    -------   ------

      Deferred:
         U.S. federal              0.5      (4.2)    (5.3)
         Foreign                   1.6      (0.5)     1.8
                                 ------    -------   ------
                                   2.1      (4.7)    (3.5)
                                 ------    -------   ------
      Provision for income
        taxes                    $68.8     $71.6    $46.4
      Income taxes paid          =======   =======  =======
                                 $59.4     $80.7    $43.8
                                 =======   =======  =======


    A reconciliation between the actual income tax expense provided and the income tax expense computed by applying the statutory federal income tax rate of 35% to pre-tax income is as follows:

      (Dollars in millions)               1995    1994     1993
                                         -----    -----    -----
      Income taxes at U.S. statutory
        rate                             $65.8    $67.2    $44.7
      Excess of foreign taxes over
        the U.S. statutory rate            0.2      --       0.4
      State and local income taxes         4.1      5.1      2.9
      Foreign losses without tax
        benefit                            --       --       1.0
      Deferred U.S. tax rate changes       --       --      (1.6)
      Tax benefits from
        Foreign Sales Corporation         (1.7)    (1.0)    (1.1)
      Other                                0.4      0.3      0.1
                                         -----    -----    ------
                                         $68.8    $71.6    $46.4
                                         =====    =====    ======


    Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

      (Dollars in millions)                    1995    1994
                                              ------  ------
      Deferred tax assets:
        Non-pension postretirement benefits   $66.5   $65.1
        Product warranty and self-insured
         risks                                 22.4    20.7
        Net operating loss carryforwards        8.3    10.1
        Provision for environmental matters    13.4    14.4
        Other accruals and miscellaneous       23.6    26.6
                                              ------  ------
                                              134.2   136.9
        Valuation allowance                     9.5    11.2
                                              ------  ------
               Total deferred tax assets      124.7   125.7
                                              ------  ------
      Deferred tax liabilities:
        Tax over book depreciation             39.7    39.8
        Pension                                13.9    11.9
        Other                                  17.3    14.2
                                              ------  ------
               Total deferred tax
                liabilities                    70.9    65.9
                                              ------  ------
                  Net deferred tax assets     $53.8   $59.8
                                              ======  ======

    At December 31, 1995, the Company had net operating loss carryforwards attributable to foreign operations for income tax purposes of $22.6 million which expire from 1996 to 1999 if not offset against future taxable income.
For financial reporting purposes, a valuation allowance has been established to offset the deferred tax assets related to those loss carryforwards.





NOTE 6.   INVENTORIES
    The components of inventories at December 31, were:

      (Dollars in millions)                 1995     1994
                                          -------   ------
      Raw materials and work in process   $162.8    $147.6
      Finished goods                        80.4      74.3
      Supplies                              16.8      13.4
                                          -------   ------
                                          $260.0    $235.3
                                          =======   ======





NOTE 7.   BUSINESS SEGMENT DATA
    Business segment data is presented on page 12 of this report.

NOTE 8.   DEBT
  Short-term debt consists of borrowings by foreign subsidiaries at varying interest rates under revolving credit agreements and overdraft arrangements with banks used in the normal course of business. The U.S. dollar equivalent of this debt was $11.3 million (at 5.6%) at December 31, 1995, and $7.2 million (at 6.5%) at December 31, 1994.
  Long-term debt consists of the following:
  1. Unsecured borrowings, primarily with banks, by foreign subsidiaries with interest rates ranging from 7.9% to 8.5%. The U.S. dollar equivalent of these borrowings was $4.6 and $6.9 million at December 31, 1995 and 1994, respectively.
  2. A $5.4 million variable-rate bank repurchase agreement (effective interest rate of 6.19 % at December 31, 1995), due in 1997.
  3. $6.9 million ($1.2 millon in 1994) variable-rate Industrial Development Revenue Bonds (effective interest rate of 6.25% at December 31, 1995) payable in quarterly installments from 1996 to 2020.
  Scheduled maturities of long-term debt outstanding at December 31, 1995, are as follows:
      1996--$2.2 million;   1997--$6.2 million;
      1998--$0.2 million;   1999--$0.2 million;
      2000 and beyond--$8.1 million.
  Interest paid was $8.6 million in 1995, $6.4 million in 1994 and $3.6 million in 1993.
  The Company has obtained a $100 million revolving credit facility for general corporate purposes. The facility has a three-year term which may be extended annually with the consent of the participating banks. Under the facility, the Company may select among various interest rate arrangements. As of December 31, 1995, the Company had not made any borrowings under this facility.





NOTE 9.   ENVIRONMENTAL MATTERS
  The Company has been named by the EPA as a potentially responsible party in connection with the Sheboygan River and Harbor Superfund Site in Wisconsin. At December 31, 1995, the Company had an accrual of $30.1 million ($31.9 million at December 31, 1994) for estimated costs associated with the cleanup of certain PCB contamination at this Superfund Site. The Company has based the estimated cost of cleanup on ongoing engineering studies, including engineering samples taken in the Sheboygan River, and assumptions as to the areas that will have to be remediated along with the nature and extent of the remediation that will be required. Significant assumptions underlying the estimated costs are that remediation will involve innovative technologies, including (but not limited to) bioremediation near the Company's plant site and along the Upper River, and only natural armoring and bioremediation in the Lower River and Har bor. The EPA has indicated it expects to issue a record of decision on the cleanup of the Sheboygan River and Harbor Site in the third quarter of 1996, but the ultimate resolution of the matter may take much longer. Ultimate costs to the Company will be dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by the EPA (in consultation with the State of Wisconsin), rapidly changing technology and the outcome of any related litigation.
  The Company, in cooperation with the Wisconsin Department of Natural Resources, is conducting an investigation of soil and groundwater contamination at the Company's Grafton, Wisconsin plant. Certain test procedures are underway to assess the extent of contamination and to develop remedial options for the site. While the Company has provided for estimated investigation and on-site remediation costs, the extent and timing of future off-site remediation requirements, if any, are not presently determinable.
  In addition to the above mentioned sites, the Company also is currently participating with the EPA and various state agencies at certain other sites to determine the nature and extent of any remedial action which may be necessary with regard to such other sites. Based on limited preliminary data and other information currently available, the Company has no reason to believe that the level of expenditures for potential remedial action necessary at these other sites will have a material effect on its financial position.

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





NOTE 11.   RISK CONCENTRATION
  Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash investments and accounts receivable. The Company places its cash investments in investment grade, short-term debt instruments and limits the amount of credit exposure to any one commercial issuer. Concentrations of credit risk with respect to receivables are limited due to the large number of customers in the Company's customer base, and their dispersion across different industries and geographic areas.
  A portion of export accounts receivable of the Company's Brazilian subsidiary, SICOM, are sold with recourse. Factored Brazilian export accounts receivable balances at December 31, 1995 and 1994, respectively, were $20.6 million and $24.8 million with discount rates, respectively of 8.25 and 7.5 percent. The Company maintains an allowance for losses based upon the expected collectability of all accounts receivable, including receivables sold.
  The Company enters into forward exchange contracts to hedge certain foreign currency transactions for periods consistent with the expected cash flows of the underlying transactions. All foreign exchange contracts are designed to limit exposure to exchange rate fluctuations because gains and losses on these contracts are offset by gains and losses on the hedged transactions. At December 31, 1995 and 1994 respectively, the Company had $62.6 million and $62.8 million in foreign exchange contracts outstanding.
  The carrying value of cash and cash equivalents, receivables, accounts payable and the aggregate value of forward exchange contracts approximates fair value due to the short maturity of these instruments. The carrying value of short and long-term debt approximates fair value based on discounting the projected cash flows using market rates available for similar maturities.


NOTE 12.   STOCKHOLDERS' EQUITY
  The shares of Class A common stock and Class B common stock are substantially identical except as to voting rights. Class A common stock has no voting rights except the right to i) vote on any amendments that could adversely affect the Class A Stock Protection Provision and ii) vote in other limited circumstances, primarily involving mergers and acquisitions, as required by law.
  A Shareholders' Rights Plan is in effect for each class of stock. These plans protect shareholders against unsolicited attempts to acquire control of the Company that do not offer an adequate price to all shareholders. The rights are not currently exercisable, but would become exercisable at an exercise price of $80 per share, subject to adjustment, if certain events occurred relating to a person or group acquiring or attempting to acquire 10% or more of the outstanding shares of Class B common stock. The rights have no voting or dividend privileges and are attached to, and do not trade separately from the Class A and Class B common stock. The rights expire January 23, 2001. As of December 31, 1995, 16,410,438 shares of Class A common stock and 5,470,146 share of Class B common stock were reserved for future exercise under the plans.

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


        /s/
        Todd W. Herrick
                President and Chief Executive Officer

        /s/
        John H. Foss
                Vice President, Treasurer and
                  Chief Financial Officer



INDEPENDENT ACCOUNTANT'S REPORT

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
  TECUMSEH PRODUCTS COMPANY

     We have audited the accompanying consolidated balance sheets of Tecumseh Products Company and Subsidiaries as of December 31, 1995 and 1994, and the related statements of consolidated income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tecumseh Products Company and Subsidiaries at December 31, 1995 and 1994 and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


/s/
Ciulla, Smith & Dale, LLP
Certified Public Accountants


February 16, 1996
Southfield, Michigan

  TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
  SELECTED FINANCIAL DATA


Dollars in millions except per share data
Years Ended December 31,
                                     1995        1994       1993      1992(a)
                                   ---- ---     -------   -------   ----------
INCOME STATEMENT DATA:
  Net sales                         $1,716.0   $1,533.4   $1,314.2   $1,258.5
  Net income before accounting
     changes                           119.2      120.3       81.4       52.3
  Cumulative effect of changes
     in accounting principles              -          -          -      (95.0)
  Net income (loss)                    119.2      120.3       81.4      (42.7)
------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK:
  Net income before accounting
     changes                           $5.45      $5.50      $3.72      $2.39
  Cumulative effect of accounting
     changes                               -          -          -      (4.34)
  Net income (loss)                     5.45       5.50       3.72      (1.95)
  Cash dividends declared               1.61       1.35       1.15       0.80
------------------------------------------------------------------------------
BALANCE SHEET DATA (AT PERIOD END):
  Cash and cash equivalents           $261.6     $283.2     $313.2     $263.6
  Working capital (d)                  521.3      504.2      473.6      420.4
  Net property, plant and equipment    477.0      402.4      320.4      322.9
  Total assets                       1,407.6    1,289.8    1,132.7    1,078.6
  Long-term debt                        14.7        9.1       11.2       14.4
  Stockholders' equity                 877.1      785.5      686.8      639.8
------------------------------------------------------------------------------
OTHER DATA:
  Capital expenditures                $127.4     $136.2      $51.1      $56.6
  Depreciation and amortization         59.2       55.7       52.5       53.6
------------------------------------------------------------------------------



                                        1991      1990(b)    1989(c)     1988       1987        1986
                                      -------   ----------  --------   -------    --------     -------
Dollars in millions except per share data
Years Ended December 31,
INCOME STATEMENT DATA:
  Net sales                           $1,197.2   $1,318.1   $1,509.8   $1,093.5     $951.2      $821.1
  Net income before accounting
     changes                              42.5       14.2       82.6       70.2       71.6        50.7
  Cumulative effect of changes
     in accounting principles                -          -          -          -          -           -
  Net income (loss)                       42.5       14.2       82.6       70.2       71.6        50.7
------------------------------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK:
  Net income before accounting
     changes                             $1.94      $0.65      $3.77      $3.21      $3.27       $2.32
  Cumulative effect of accounting
     changes                                 -          -          -          -          -           -
  Net income (loss)                       1.94       0.65       3.77       3.21       3.27        2.32
  Cash dividends declared                 0.80       0.80       1.11       1.05       1.05        0.99
------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (AT PERIOD END)
  Cash and cash equivalents             $256.4     $240.3     $187.2     $163.0     $218.1      $184.2
  Working capital (d)                    403.1      414.3      397.3      340.4      329.3       286.9
  Net property, plant and equipment      324.3      304.9      280.0      251.8      210.3       199.8
  Total assets                         1,055.4    1,032.2    1,034.1      900.0      764.0       677.5
  Long-term debt                          17.9       23.6       19.9       14.3       11.3         9.4
  Stockholders' equity                   712.8      692.2      682.3      618.0      575.7       517.9
------------------------------------------------------------------------------------------------------
OTHER DATA:
  Capital expenditures                   $85.8      $64.8       57.5       37.7       41.7        60.9
  Depreciation and amortization           49.9       49.6       43.9       30.5       29.3        27.8
------------------------------------------------------------------------------------------------------

Note: The above per share amounts have been adjusted as necessary to reflect the 100% stock dividend paid June 30, 1993 and the 100% stock dividend paid May 29, 1992.
(a) Reflects cumulative effect of adoption of SFAS No. 106, Accounting for Non-pension Postretirement Benefits, and SFAS No. 109, Accounting for Income Taxes.
(b) The 1990 results include a nonrecurring provision for environmental cleanup of $19.2 million after income taxes, or $0.88 per share.
(c) The 1989 data reflect completion of the acquisitions of L'Unite Hermetique S.A on December 30, 1988 and Tecumseh Europa S.p.A. on July 25, 1989.
(d) Working capital is the excess of current assets over current liabilities.

INFORMATION CONCERNING EQUITY SECURITIES

The Company's Class A and Class B common stock trades on the Nasdaq Stock Market under the symbols TECUA and TECUB, respectively.

                                       1995                                                    1994
                  -----------------------------------------------      -----------------------------------------------------
                              Sales Price                                          Sales Price
                  -----------------------------------                  ----------------------------------------
                      Class A            Class B           Cash            Class A             Class B               Cash
                      -------            -------         Dividends         -------             -------             Dividends
Quarter Ended      High      Low      High      Low      Declared       High     Low        High       Low         Declared
-------------      ----      ---      ----      ---      ---------      ----     ---        ----       ---         ---------
March 31          50 1/4    44       49 1/2    44 1/2      0.25        52 1/4   45 1/4     62 3/4     45 1/4        $0.20
June 30           52 3/4    43 1/4   52        42 1/2      0.25        52 3/4   44 1/4     60 1/4     47 1/2         0.20
September 30      53 1/4    43 1/2   52 1/4    42 1/2      0.25        55 1/2   46 3/4     54         46             0.20
December 31       54        46 1/4   53        45 3/4      0.86        50 3/4   40 3/8     49 3/4     39             0.75

Shareholders of record
  at December 31,            1,045              940                         1,042                1,010

QUARTERLY FINANCIAL DATA
(Dollars in millions except per share data)

                                              QUARTER
                           --------------------------------------------
                            FIRST      SECOND       THIRD      FOURTH         TOTAL
                           -------    --------     -------    ---------     --------
1995
Net sales                   $473.6      $467.3      $392.7      $382.4      $1,716.0
Gross profit                  71.8        72.2        53.5        50.6         248.1

Net income                   $34.9       $35.3       $24.9       $24.1        $119.2
                            ======      ======      ======      ======      ========
Net income per share         $1.59       $1.62       $1.14       $1.10         $5.45
                            ======      ======      ======      ======      ========

1994
Net sales                   $386.4      $424.8      $355.0      $367.2      $1,533.4
Gross profit                  62.8        73.4        55.8        61.9         253.9

Net income                   $29.0       $35.9       $26.9       $28.5        $120.3
                            ======      ======      ======      ======      ========

Net income per share         $1.32       $1.64       $1.23       $1.31         $5.50
                            ======      ======      ======      ======      ========