Form 10-K405, Exhibit 13
period 1996-12-31
TECUMSEH PRODUCTS CO
filed 1997-03-26
CIK 96831


FINANCIAL SUMMARY                                 (Dollars in millions except per share data)
------------------------------------------------------------------------------------------------------
                                        1996(a)           1995        1994        1993         1992
------------------------------------------------------------------------------------------------------
  Net sales                              $1,784.6       $1,716.0    $1,533.4    $1,314.2     $1,258.5
------------------------------------------------------------------------------------------------------
  Net income before
   accounting changes                       112.6          119.2       120.3        81.4         52.3
   % of net sales                             6.3%           6.9%        7.8%        6.2%         4.2%
------------------------------------------------------------------------------------------------------
  Cumulative effect of changes
   in accounting for non-
   pension postretirement
   benefits and income
   taxes                                       --             --          --          --        (95.0)
------------------------------------------------------------------------------------------------------
  Net income (loss)                         112.6          119.2       120.3        81.4        (42.7)
------------------------------------------------------------------------------------------------------
  Capital expenditures                      115.2          127.4       136.2        51.1         56.6
------------------------------------------------------------------------------------------------------
  Total assets                            1,472.6        1,407.6     1,289.8     1,132.7      1,078.6
------------------------------------------------------------------------------------------------------
  Stockholders' equity                      947.5          877.1       785.5       686.8        639.8
------------------------------------------------------------------------------------------------------
  Return on average
   stockholders' equity (b)                  12.3%          14.3%       16.3%       12.3%         7.7%
------------------------------------------------------------------------------------------------------
  Per share of common stock:
   Net income before
    accounting changes                      $5.15          $5.45       $5.50       $3.72        $2.39

   Cumulative effect of
    accounting changes                         --             --          --          --        (4.34)
                                         --------       --------    --------    --------     --------
   Net income (loss)                         5.15           5.45        5.50        3.72        (1.95)

   Cash dividends
    declared                                 1.68           1.61        1.35        1.15          .80

   Book value                               43.30          40.09       35.90       31.39        29.24
------------------------------------------------------------------------------------------------------
  Average number of
   employees                               16,300         15,600      14,400       12,400      12,600
======================================================================================================



       NET                            CAPITAL                        RETURN ON AVERAGE                      NET INCOME
      SALES                         EXPENDITURES                    STOCKHOLDERS' EQUITY(b)               PER SHARE (A)
     -------                       --------------                  ----------------------                 -------------
millions of dollars             millions of dollars                      percentage                          dollars
 92       1,258.50                92       56.6                         92   7.7                           92    2.39
 93       1,314.20                93       51.1                         93  12.3                           93    3.72
 94       1,533.40                94      136.2                         94  16.3                           94    5.50
 95       1,716.00                95      127.4                         95  14.3                           95    5.45
 96       1,784.60                96      115.2                         96  12.3                           96    5.15



 CASH DIVIDENDS
   PER SHARE
 ---------------
    dollars
 92    .80
 93   1.15
 94   1.35
 95   1.61
 96   1.68


(a) The 1996 results included a $5.1 million nonrecurring charge for environmental and litigation costs. This charge was equivalent to $.15 per share after taxes.

(b) Calculated on net income before accounting changes.
Note: The above per share amounts have been adjusted as necessary to reflect the 100% stock dividend paid June 30, 1993 and the 100% stock dividend paid May 29, 1992.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
---------------------------------------------------------------------------

BUSINESS SEGMENT DATA
(Dollars in millions)

INDUSTRY SEGMENT INFORMATION

                           Net Sales                  Operating Profit
                 -----------------------------  ----------------------------
                   1996      1995       1994      1996      1995      1994
                 --------  ---------  --------  --------  --------  --------
Compressor
 Products .....  $1,126.5   $1,131.9    $881.2    $102.7    $114.7    $92.8
Engine & Power
 Train
 Products .....     564.1      497.6     563.8      64.5      51.4     80.2
Pump
 Products .....      94.0       86.5      88.4      11.5      11.1     13.1
Corporate
 Expenses .....         -          -         -     (10.4)    (10.3)   (11.4)
Nonrecurring
 Charges (*) ..         -          -         -      (5.1)        -        -
                 --------  ---------  --------  --------  --------  -------
 Total ........  $1,784.6   $1,716.0  $1,533.4    $163.2    $166.9   $174.7
                 ========  =========  ========  ========  ========  =======

                        Year End Assets              Capital Expenditures          Depreciation
                  ----------------------------   ---------------------------  ---------------------
                    1996      1995      1994       1996      1995     1994     1996    1995   1994
                  --------  --------  --------   --------  --------  -------  ------  ------ ------

Compressor
 Products .....    $741.2     $729.0    $609.3     $77.9     $96.3    $119.2   $49.3   $45.4  $41.7
Engine & Power
 Train
 Products .....     296.7      271.4     249.1      35.3      27.4      14.6    14.2    12.7   13.1
Pump
 Products .....      47.9       42.6      42.9       2.0       3.7       2.4     1.1     1.1     .9
Corporate .....     386.8      364.6     388.5         -         -         -       -       -      -
                 --------   --------  --------   -------   -------   -------  ------  ------ ------
 Total ........  $1,472.6   $1,407.6  $1,289.8    $115.2    $127.4    $136.2   $64.6   $59.2  $55.7
                 ========   ========  ========   =======   =======   =======  ======  ====== ======



GEOGRAPHIC SEGMENT INFORMATION

                                   Net Sales                Operating Profit             Year End Assets
                        -----------------------------  --------------------------  ----------------------------
                         1996        1995      1994      1996      1995     1994     1996      1995      1994
                       --------   --------  --------    ------    ------  -------  -------   -------  ---------

North America ..       $1,281.1   $1,159.6  $1,118.6    $121.4    $111.9  $121.4  $1,009.1    $942.4    $876.7
Europe .........          328.5      373.0     283.6       1.7      12.5     9.8     273.6     321.5     279.4
Brazil .........          270.1      272.7     187.6      40.1      42.5    43.5     189.9     143.7     133.7
Inter-area :
 North America..          (19.7)     (25.2)    (13.8)        -         -       -         -         -         -
 Europe ........          (11.5)      (7.6)     (3.1)        -         -       -         -         -         -
 Brazil ........          (63.9)     (56.5)    (39.5)        -         -       -         -         -         -
                       --------   --------  --------    ------    ------  ------- --------  --------  --------
 Total .........       $1,784.6   $1,716.0  $1,533.4    $163.2    $166.9  $174.7  $1,472.6  $1,407.6  $1,289.8
                       ========   ========  ========    ======    ======  ======= ========  ========  ========


     Transfers between geographic areas are accounted for at cost plus a reasonable profit. Export sales of domestic operations were $264.1, $258.2, and $213.2 million in 1996, 1995 and 1994, respectively. Of these sales, approximately two-thirds were to customers in the Far and Middle East.

     In 1996, 12% of consolidated sales represented engine and compressor sales to customers under common control.

     The Company's share of net unremitted earnings of its foreign subsidiaries was $8.6 million in 1996, $9.6 million in 1995, and $44.2 million in 1994. Accumulated unremitted earnings of foreign subsidiaries at December 31, 1996 were $137.0 million.

     Certain amounts previously reported have been reclassified to conform with the current presentation.

(*) The 1996 results included a $5.1 million nonrecurring charge for environmental and litigation costs. This charge was equivalent to $.15 per share after taxes.

------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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


 1996 WORLDWIDE SALES
  $1.8 BILLION SALES
    [PIE CHART]

Compressors          63%
Engines              32%
Pumps                 5%


     Annual sales for 1996 were $1,784.6 million, up 4% from 1995. 1996 net income was $112.6 million, or $5.15 per share, after a $5.1 million nonrecurring charge for environmental and litigation costs. This charge was equivalent to $.15 per share after taxes. 1995 net income was $119.2 million or $5.45 per share. In addition to the nonrecurring charge, lower interest income and weak results from European operations contributed to the lower 1996 earnings.

COMPRESSOR PRODUCTS
1996 VS. 1995

     The Company's worldwide Compressor Products sales were $1,126.5 million, down slightly from $1,131.9 million in 1995. New product development programs launched over the past several years continued to positively impact sales, offset by a sales decline in Europe reflecting a weak European economy, cool weather and an unusually weak refrigerator market.

COMPRESSOR PRODUCTS SALES
       [BAR CHART]

dollars in millions

1994           881.2
1995          1131.9
1996          1126.5

     In North American markets, recently developed products which continued to gain share included the Brazilian-built TP compressor for household refrigeration and the RG rotary compressor for room air conditioning. Unitary air conditioning compressor sales remained strong in domestic and overseas markets, particularly to export customers in the Middle East.
     The Company's Brazilian subsidiary, Tecumseh do Brasil, maintained comparable year-to-year sales and operating results. Local Brazilian demand for refrigeration product remained strong throughout the year, but was offset by generally weaker demand in the rest of South and Central America.
     Compressor Products operating margins for 1996 were 9.1% as compared to 10.1% in 1995. Weak sales results in Europe, including an operating loss in European operations in the fourth quarter of 1996, were the primary contributor to margin declines.

1995 VS. 1994
     Worldwide compressor sales for 1995 reached $1,131.9 million and were 28% higher than 1994. Sales of new product introductions, a worldwide weather-related shortage of room air conditioning compressors and rising demand in emerging nations all contributed to an increase in sales. European and North American compressor operations reported double-digit sales growth while the Company's Brazilian subsidiary, Tecumseh do Brasil, reported a 46% increase in sales for 1995.
     Compressor Products operating margins were 10.1% for 1995 as compared to 10.5% in 1994. New product start-up costs and currency-driven reductions in export margins of the Company's Brazilian and French operations offset the favorable effects of increased sales volume.

ENGINE AND POWER TRAIN PRODUCTS
1996 VS. 1995
     Worldwide Engine and Power Train Products sales were $564.1 million and were up 13% as compared to 1995. In North America, heavy snowfall in the winter of 1995-96 depleted retail inventories of snow throwers, resulting in continued strong demand for the Company's snow engine product. North American lawn and garden sales also increased compared to the prior year, despite a generally down year for the lawn and garden industry as a result of unusually cool weather this past summer in key regions of the U.S. These sales gains were offset in part by weaker sales in the Company's European lawn and garden operations.

[Continued on next page]

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ENGINE AND POWER TRAIN PRODUCTS SALES

dollars in millions
1994             563.8
1995             497.6
1996             564.1

     Engine and Power Train Products operating margin was 11.4% for 1996 as compared to 10.3% for 1995. A small loss experienced by European lawn and garden operations was more than offset by margin gains from increased sales volume in North American snow and lawn and garden products.
1995 VS. 1994
     Worldwide Engine and Power Train Products sales of $497.6 million declined 12% as compared to 1994. A cool spring in the North East and North Central U.S., consumer economic uncertainty and summer drought caused several lawn and garden customers to curtail production. Snow engine sales were also lower as compared to exceptionally strong sales in 1994. The reduced sales volume, particularly in the higher margin snow engine product, and higher raw material costs caused 1995 operating margins to decrease to 10.3% as compared to 14.2% in 1994.

PUMP PRODUCTS
     1996 Pump Products sales of $94.0 million increased 9% as compared to 1995. 1995 versus 1996 gains were due to increased sales to the plumbing and HVAC industries. 1995 sales of $86.5 million were slightly down as compared to $88.4 million in 1994, due in part to comparably lower sales to an industrial customer who had completed an equipment replacement program in the prior year.

INTEREST INCOME AND INCOME TAX
     Interest income and other, net was $20.2 million as compared to $29.1 million in 1995. The decrease was due in large part to lower financial income reported by the Company's Brazilian subsidiary. During 1995, the Company lowered its cash position in Brazil to provide some protection from potential currency devaluations. The effective tax rate for 1996 was 36.4% as compared to 36.6% in 1995.

LIQUIDITY AND CAPITAL RESOURCES
     In November, the Company announced that it had signed a memorandum of understanding with Whirlpool of India, Ltd. to acquire Whirlpool's refrigeration compressor manufacturing facilities in the state of Haryana, India, subject to execution of a mutually satisfactory definitive agreement and all necessary approvals. Under the proposed agreement, Tecumseh will continue to manufacture the currently produced refrigeration compressor. Over the next several years, the capacity will be expanded to include Tecumseh's high efficiency CFC-free TP refrigeration compressor. Once expanded and fully equipped, the operation will have sufficient capacity to produce over 2 million refrigeration compressors annually.
     As of this writing, negotiations are ongoing to conclude the previously announced joint venture with Siel Limited for the production of air conditioning and commercial refrigeration compressors in Hyderabad Andra Pradesh, India.
     The Company has made a significant investment in a scroll compressor facility in Tecumseh, Michigan. Delays in the commercial production of this new type of compressor are being experienced. Design modifications are in process in response to customer feedback and field testing. The Company is committed to a successful launch of this product.
     The Company continued to maintain a strong and liquid financial position. Working capital of $549.7 million at December 31, 1996 was up from $521.3 million at the end of 1995, and the ratio of current assets to current liabilities was 3.2. Capital expenditures for 1996 were $115 million as compared to $127 million in 1995. Major capital projects for 1996 included substantial completion of a reduced emission engine facility in Georgia and initial construction of a compressor electric motors facility in Mississippi. Total capital spending for 1997 should approximate $130-150 million, including the Whirlpool acquisition in India and could exceed that upon conclusion of the joint venture with Siel Limited. Other major capital projects for 1997 include completion of the electric motors facility in Mississippi, additional equipment for the new engine manufacturing facility in Georgia, and capacity expansion of rotary room air conditioning compressor manufacturing overseas. Working capital requirements and planned capital and investment expenditures for 1997 and early 1998 are expected to be financed primarily through internally available funds. However, the Company may also utilize long-term financing arrangements in connection with state investment incentives and may from time to time utilize short-term borrowings to hedge currency risk and to finance foreign working capital requirements.
The Company maintains a $100 million revolving credit facility that is available for general corporate purposes.
     The U.S. Environmental Protection Agency (EPA) is developing emission standards for utility engines which include the two- and four-cycle engines produced by the Company. Phase I requires compliance with new standards beginning September 1, 1997. The Company is prepared to produce competitively priced engines that meet these standards. Negotiations of the EPA Phase II standards are currently in process. As an interim measure, in January, 1997, the Company and other small engine manufacturers signed a Statement of Principles with the EPA to provide additional air quality benefits by reducing smog-forming engine emissions. It is not currently possible to determine the related costs of compliance nor the impact on the competitive position of the Company.
     The Company is subject to various laws relating to the protection of the environment and is in various stages of investigation or remediation for sites where contamination has been alleged. (See Note 9 to the financial statements). Liabilities relating to probable remediation activities are recorded when the costs of such activities can be reasonably estimated based on the facts and circumstances currently known. Difficulties exist estimating the future timing and ultimate costs to be incurred due to uncertainties regarding the status of laws, regulations, technology and information available. At December 31, 1996 and 1995 the Company had accrued $39.8 million and $36.1 million for environmental remediation, respectively.

UNCERTAINTIES RELATING TO FORWARD-LOOKING STATEMENTS
     This report contains forward-looking statements within the meaning of the securities laws. In addition, forward-looking statements may be made orally in the future by or on behalf of the Company.
     Forward-looking statements involve risks and uncertainties, including, but not limited to, changes in business conditions and the economy in general in both foreign and domestic markets; weather conditions affecting demand for air conditioners, lawn and garden products and snow throwers; financial market changes, including interest rates and foreign exchange rates; economic trend factors such as housing starts; governmental regulations; availability of materials; actions of competitors; and the Company's ability to profitably develop, manufacture and sell both new and existing products.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
------------------------------------------------------------------------------
STATEMENTS OF CONSOLIDATED INCOME
(Dollars in millions except per share data)

                                            For the Years Ended December 31,
                                            --------------------------------
                                              1996(*)     1995       1994
                                            ----------  --------   ---------

   NET SALES ..............................  $1,784.6   $1,716.0   $1,533.4

   COST AND EXPENSES
    Cost of sales and operating expense ...   1,517.8    1,454.8    1,269.9
    Selling and admininistrative expense ..      98.5       94.3       88.8
    Nonrecurring charges ..................       5.1          -          -
                                            ----------  --------   ---------

   OPERATING INCOME .......................     163.2      166.9      174.7

   OTHER INCOME (EXPENSE)
    Interest expense ......................      (6.4)      (8.0)      (6.5)
    Interest income and other, net ........      20.2       29.1       23.7
                                            ----------  --------   ---------

   INCOME BEFORE TAXES ON INCOME ..........     177.0      188.0      191.9

   TAXES ON INCOME ........................      64.4       68.8       71.6
                                            ----------  --------   ---------

   NET INCOME .............................  $  112.6   $  119.2   $  120.3
                                            ==========  ========   =========

   NET INCOME PER SHARE ...................  $   5.15   $   5.45   $   5.50
                                            ==========  ========   =========



Note: Certain amounts previously reported have been reclassified to conform with the current presentation.

(*) The 1996 results included a $5.1 million nonrecurring charge for environmental and litigation costs. This charge was equivalent to $.15 per share after taxes.




The accompanying notes are an integral part of these statements.

------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in millions)




                                      COMMON STOCK                                   FOREIGN
                               --------------------------    CAPITAL                CURRENCY        TOTAL
                                 CLASS A       CLASS B      IN EXCESS    RETAINED  TRANSLATION  STOCKHOLDERS'
                               $1 PAR VALUE  $1 PAR VALUE  OF PAR VALUE  EARNINGS  ADJUSTMENT      EQUITY
                               ------------  ------------  ------------  --------  -----------  -------------

BALANCE, DECEMBER 31, 1993 ..         $16.4          $5.5         $29.9    $633.2         $1.8         $686.8
Net income ..................                                               120.3                       120.3
Cash dividends ..............                                               (29.5)                      (29.5)
Translation adjustments .....                                                              7.9            7.9
                               ------------  ------------  ------------  --------  -----------  -------------
BALANCE, DECEMBER 31, 1994 ..          16.4           5.5          29.9     724.0          9.7          785.5
Net income ..................                                               119.2                       119.2
Cash dividends ..............                                               (35.2)                      (35.2)
Translation adjustments .....                                                              7.6            7.6
                               ------------  ------------  ------------  --------  -----------  -------------
BALANCE, DECEMBER 31, 1995 ..          16.4           5.5          29.9     808.0         17.3          877.1
Net income ..................                                               112.6                       112.6
Cash dividends ..............                                               (36.8)                      (36.8)
Translation adjustments .....                                                             (5.4)          (5.4)
                               ------------  ------------  ------------  --------  -----------  -------------
BALANCE, DECEMBER 31, 1996 ..         $16.4          $5.5         $29.9    $883.8        $11.9         $947.5
                               ============  ============  ============  ========  ===========  =============






The accompanying notes are an integral part of these statements.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
(Dollars in millions)

                                                                            December 31,
                                                                          ----------------
ASSETS                                                                     1996      1995
                                                                          ------    ------
CURRENT ASSETS:
    Cash and cash equivalents ........................................  $  277.7  $  261.6
    Accounts receivable, trade, less allowance for doubtful
     accounts of $6.7 million in 1996 and $6.9 million in 1995 .......     204.5     225.5
    Inventories ......................................................     275.2     260.0
    Deferred income taxes ............................................      36.6      33.9
    Other current assets .............................................      10.4      10.2
                                                                        --------  --------
        TOTAL CURRENT ASSETS .........................................     804.4     791.2
                                                                        --------  --------

PROPERTY, PLANT, AND EQUIPMENT, at cost:
    Land and land improvements .......................................       8.9       9.0
    Buildings ........................................................     162.6     149.0
    Machinery and equipment ..........................................     805.9     738.1
                                                                        --------  --------
                                                                           977.4     896.1
    Less accumulated depreciation ....................................     448.3     419.1
                                                                        --------  --------
        PROPERTY, PLANT AND EQUIPMENT, net ...........................     529.1     477.0
                                                                        --------  --------

EXCESS OF COST OVER ACQUIRED NET ASSETS, less accumulated
    amortization of $16.5 million in 1996 and $14.5 million in 1995 ..      56.0      60.9
DEFERRED INCOME TAXES ................................................      13.6      19.9
PREPAID PENSION EXPENSE ..............................................      46.7      37.6
OTHER ASSETS .........................................................      22.8      21.0
                                                                        --------  --------
        TOTAL ASSETS .................................................  $1,472.6  $1,407.6
                                                                        ========  ========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable, trade ..........................................    $114.3    $129.5
    Income taxes payable .............................................        .1       7.5
    Short-term borrowings ............................................      19.8      13.5
    Accrued liabilities:
     Employee compensation ...........................................      37.2      34.0
     Product warranty and self-insured risks .........................      35.2      30.2
     Other ...........................................................      48.1      55.2
                                                                        --------  --------
        TOTAL CURRENT LIABILITIES ....................................     254.7     269.9

LONG-TERM DEBT .......................................................      14.4      14.7
NON-PENSION POSTRETIREMENT BENEFITS ..................................     178.4     174.0
PRODUCT WARRANTY AND SELF-INSURED RISKS ..............................      30.2      30.0
ACCRUAL FOR ENVIRONMENTAL MATTERS ....................................      33.0      27.3
PENSION LIABILITIES ..................................................      14.4      14.6
                                                                        --------  --------
        TOTAL LIABILITIES ............................................     525.1     530.5
                                                                        --------  --------

STOCKHOLDERS' EQUITY:
    Class A common stock, $1 par value; authorized 75,000,000
     shares; issued and outstanding 16,410,438 shares ................      16.4      16.4
    Class B common stock, $1 par value; authorized 25,000,000
     shares; issued and outstanding 5,470,146 shares .................       5.5       5.5
    Capital in excess of par value ...................................      29.9      29.9
    Retained earnings ................................................     883.8     808.0
    Foreign currency translation adjustment ..........................      11.9      17.3
                                                                        --------  --------
        TOTAL STOCKHOLDERS' EQUITY ...................................     947.5     877.1
                                                                        --------  --------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...................  $1,472.6  $1,407.6
                                                                        ========  ========





The accompanying notes are an integral part of these statements.

------------------------------------------------------------------------------
STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in millions)


                                                         For The Years Ended December 31,
                                                       -----------------------------------
                                                         1996         1995          1994
                                                       ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income ....................................       $112.6       $119.2       $120.3
    Adjustments to reconcile net income to net cash
     provided by operating activities:
      Depreciation and amortization ...............         64.6         59.2         55.7
      Accounts receivable .........................         17.5        (31.2)       (26.6)
      Inventories .................................        (16.3)       (21.6)       (58.2)
      Payables and accrued expenses ...............        (15.0)        12.1         28.0
      Other .......................................          2.7         (5.3)         8.0
                                                       ---------    ---------    ---------
       Cash Provided By Operations ................        166.1        132.4        127.2
                                                       ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures ..........................       (115.2)      (127.4)      (136.2)
                                                       ---------    ---------    ---------
       Cash Used In Investing Activities ..........       (115.2)      (127.4)      (136.2)
                                                       ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Dividends paid ................................        (36.8)       (35.2)       (29.5)
    Proceeds from borrowings ......................          7.1         10.9          9.5
    Repayments of borrowings ......................         (1.1)        (4.5)       (15.4)
                                                       ---------    ---------    ---------
       Cash Used In Financing Activities ..........        (30.8)       (28.8)       (35.4)
                                                       ---------    ---------    ---------

EFFECT OF EXCHANGE RATE CHANGES ON CASH ...........         (4.0)         2.2         14.4
                                                       ---------    ---------    ---------

      INCREASE (DECREASE) IN CASH
       AND CASH EQUIVALENTS .......................         16.1        (21.6)       (30.0)

CASH AND CASH EQUIVALENTS:
      Beginning of period .........................        261.6        283.2        313.2
                                                       ---------    ---------    ---------
      End of period ...............................       $277.7       $261.6       $283.2
                                                       =========    =========    =========






The accompanying notes are an integral part of these statements.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.   ACCOUNTING POLICIES
     BUSINESS DESCRIPTION -- Tecumseh Products Company is a full-line, independent global manufacturer of hermetic compressors for air conditioning and refrigeration products, gasoline engines and power train components for lawn and garden applications, and pumps. The Company's products are sold in over 100 countries around the world.
     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's investments in unconsolidated affiliates are generally accounted for on the equity basis. All significant inter-company transactions and balances have been eliminated.
     CASH EQUIVALENTS -- Cash equivalents consist of short-term investments which are readily convertible into cash.
     INVENTORIES -- Inventories are valued at the lower of cost or market, generally on the first-in, first-out basis.
     PROPERTY, PLANT AND EQUIPMENT -- Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expense as incurred. For financial statement purposes, depreciation is determined using the straight-line basis.
     EXCESS OF COST OVER ACQUIRED NET ASSETS -- Assets and liabilities related to business combinations accounted for as purchases are recorded at fair value. The excess of cost over the net tangible assets acquired is being amortized on a straight-line basis over forty years.
     PRODUCT WARRANTY -- Provision is made for the estimated cost of maintaining product warranties at the time the product is sold.
     SELF-INSURED RISKS -- Provision is made for the estimated costs of known and anticipated claims under the deductible portions of the Company's liability, disability and workers' compensation insurance policies. In addition, provision is made for the estimated cost of postemployment benefits at employment separation, in accordance with Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits."
     ENVIRONMENTAL EXPENDITURES -- Expenditures for environmental safekeeping are expensed or capitalized as appropriate. Costs associated with remediation activities are expensed. Liabilities relating to probable remedial activities are recorded when the costs of such activities can be reasonably estimated.
     ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts during the reporting period and at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2.   FOREIGN CURRENCY TRANSLATION
     The assets and liabilities of the Company's Canadian and European subsidiaries are translated into U.S. dollars at current exchange rates and revenues and expenses are translated at average monthly exchange rates. The resulting translation adjustments are recorded in a separate component of stockholders' equity:


              (Dollars in millions)                   1996   1995
                                                     -----  -----
              Balance at January 1                   $17.3   $9.7
              Effect of balance sheet translations:
                  Amount                              (8.8)  11.3
                  Tax effect                           3.4   (3.7)
                                                     -----  -----
              Balance at December 31                 $11.9  $17.3
                                                     =====  =====


     For the Company's Brazilian subsidiary, which operates in a highly inflationary economy, inventory and plant and equipment and related income statement items are translated at historical exchange rates while other assets and liabilities are translated at current exchange rates. The resulting translation gain (loss) is included in net earnings and was $2.5 million, $4.8 million, and $(1.1) million in 1996, 1995, and 1994, respectively.

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

     Net pension expense of the Company's domestic defined benefit plans include the following components:


             (Dollars in millions)           1996    1995    1994
                                            ------  ------  ------
             Service cost-benefits earned
              during year                   $  6.5  $  5.2  $  6.2
             Interest cost on projected
              benefit obligations             16.9    17.1    16.3
             Actual (gain) loss on assets    (47.0)  (85.0)    6.0
             Net amortization and deferral    14.6    57.2   (32.8)
                                            ------  ------  ------
             Net pension expense (credit)   $ (9.0) $ (5.5) $ (4.3)
                                            ======  ======  ======


     The following table sets forth the funded status and amounts recognized in the consolidated balance sheets for the Company's domestic defined benefit plans at December 31:


(Dollars in millions)                    1996            1995
                                    --------------  ---------------
                                     Over-  Under-   Over-   Under-
                                    funded  funded  funded   funded
                                     Plans   Plans   Plans    Plans
                                    ------  ------  -------  ------
Plan assets at fair value           $455.6  $   .4  $ 423.2  $   .8
                                    ------  ------  -------  ------
 Actuarial present value of
  benefit obligation:
   Vested benefits                   235.9      .8    236.6      .9
   Non-vested benefits                14.2      .3     14.1      .2
                                    ------  ------  -------  ------
 Accumulated benefit
  obligation                         250.1     1.1    250.7     1.1
 Effect of projected future
  salary increases                    21.2      .5     21.6       -
                                    ------  ------  -------  ------
 Projected benefit obligation        271.3     1.6    272.3     1.1
                                    ------  ------  -------  ------
 Projected benefit obligation
  (in excess of) or less than
  plan assets                        184.3    (1.2)   150.9     (.3)
 Unrecognized prior
  service cost                         9.5      .9     10.5      .1
 Unrecognized net (gain)loss        (132.3)     .3   (107.0)     .2
 Unrecognized net transition
  (asset) obligation                 (14.8)      -    (16.8)      -
                                    ------  ------  -------  ------
Prepaid pension expense             $ 46.7  $    -  $  37.6  $    -
                                    ======  ======  =======  ======

Assumptions used in accounting for the domestic defined benefit plans were:

                                                           1996     1995
                                                           ----     ----
Measurement of projected benefit obligation:
 Discount rate                                             6.50%    6.25%
 Long-term rate of compensation
  increases                                                5.00%    5.00%
Long-term rate of return on plan assets                    7.50%    7.50%


     The Company's European subsidiaries provide for defined benefits that are generally based on earnings at retirement date and years of credited service. The combined expense for these unfunded plans was $2.1, $2.5, and $1.8 million in 1996, 1995 and 1994, respectively. The net liability recorded in the consolidated balance sheet was $14.4 and $14.6 million for 1996 and 1995, respectively.
     Consolidated pension expense (credit) of $(3.3) million in 1996, $0.1 million in 1995, and $(0.1) million in 1994 includes amounts associated with the domestic and foreign defined benefit plans described above and certain defined contribution plans.

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

  (Dollars in millions)                1996   1995   1994
                                      -----  -----  -----
  Service cost-benefits
   earned during year                 $ 4.2  $ 3.6  $ 3.9
  Interest cost on accumulated
   postretirement benefit obligation    8.3    8.9    8.9
  Net amortization and deferral        (3.2)  (3.7)  (1.6)
                                      -----  -----  -----
  Net postretirement health care
   costs                              $ 9.3  $ 8.8  $11.2
                                      =====  =====  =====


[Continued on next page]

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  [continued]

     The total of accrued postretirement benefit obligation is presented below as of December 31:


             (Dollars in millions)                   1996    1995
                                                    ------  ------
             Accumulated postretirement
              benefit obligation:
                Retirees                            $ 50.0  $ 51.5
                Active, eligible employees            26.0    24.3
                Active, not yet eligible employees    59.7    56.6
                                                    ------  ------
                                                     135.7   132.4
             Unrecognized plan amendment gain         11.7    12.9
             Unrecognized net actuarial gain          37.0    34.8
                                                    ------  ------
             Accrued postretirement benefit cost
              in excess of plan assets              $184.4  $180.1
                                                    ======  ======
             Assumptions used:
              Discount rate                           6.50%   6.25%
              Health care cost trend rate             7.60%   8.00%
              Ultimate health care cost trend rate
                in 2004                               5.00%   5.00%


     At December 31, 1996 and 1995 respectively, $6.0 and $6.1 million were included in Accrued Liabilities, Other.
     The health care cost trend rate assumption has a significant effect on the amounts reported and increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $20.3 million and the aggregate of the service and interest cost components of net postretirement health care cost for the year then ended by $2.3 million.

NOTE 5.   INCOME TAXES
     Consolidated income before taxes consists of the following:


     (Dollars in millions)           1996            1995            1994
                                    ------          ------          ------
       United States                $131.4          $125.8          $132.8
       Foreign                        45.6            62.2            59.1
                                    ------          ------          ------
                                    $177.0          $188.0          $191.9
                                    ======          ======          ======

     Provision for income taxes consists of the following:

     (Dollars in millions)           1996            1995            1994
                                    ------          ------          ------
     Current:
       U.S. federal                 $ 37.4          $ 34.7          $ 53.8
       State and local                 6.2             6.4             7.8
       Foreign income and
       withholding taxes              14.0            25.6            14.7
                                    ------          ------          ------
                                      57.6            66.7            76.3
                                    ------          ------          ------
      Deferred:
       U.S. federal                    8.5              .5            (4.2)
       Foreign                        (1.7)            1.6             (.5)
                                    ------          ------          ------
                                       6.8             2.1            (4.7)
                                    ------          ------          ------
      Provision for income taxes    $ 64.4          $ 68.8          $ 71.6
                                    ======          ======          ======
      Income taxes paid             $ 61.6          $ 59.4          $ 80.7
                                    ======          ======          ======


     A reconciliation between the actual income tax expense provided and the income tax expense computed by applying the statutory federal income tax rate of 35% to pre-tax income is as follows:


               (Dollars in millions)          1996   1995   1994
                                             -----  -----  -----
               Income taxes at U.S.
                statutory rate               $62.0  $65.8  $67.2
               Excess of foreign taxes over
                the U.S. statutory rate         .9     .2      -
               State and local income taxes    4.0    4.1    5.1
               Tax benefits from
                Foreign Sales Corporation     (1.6)  (1.7)  (1.0)
               Other                           (.9)    .4     .3
                                             -----  -----  -----
                                             $64.4  $68.8  $71.6
                                             =====  =====  =====

     Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

             (Dollars in millions)                      1996   1995
                                                       -----  -----
             Deferred tax assets:
              Non-pension postretirement benefits      $68.2  $66.5
              Product warranty and self-insured risks   24.5   22.4
              Net operating loss carryforwards           5.0    8.3
              Provision for environmental matters       14.7   13.4
              Other accruals and miscellaneous          21.7   23.6
                                                       -----  -----
                                                       134.1  134.2
              Valuation allowance                       (5.4)  (9.5)
                                                       -----  -----
                 Total deferred tax assets             128.7  124.7
                                                       -----  -----
             Deferred tax liabilities:
              Tax over book depreciation                42.4   39.7
              Pension                                   15.0   13.9
              Other                                     21.1   17.3
                                                       -----  -----
                 Total deferred tax liabilities         78.5   70.9
                                                       -----  -----
                 Net deferred tax assets               $50.2  $53.8
                                                       =====  =====

------------------------------------------------------------------------------

     At December 31, 1996, the Company had net operating loss carryforwards attributable to foreign operations for income tax purposes of $13.4 million which expire from 1997 to 2000 if not offset against future taxable income.
For financial reporting purposes, a valuation allowance has been established to offset the deferred tax assets related to those loss carryforwards.

NOTE 6.   INVENTORIES
     The components of inventories at December 31, were:


   (Dollars in millions)               1996    1995
                                      ------  ------
   Raw materials and work in process  $155.1  $162.8
   Finished goods                      101.4    80.4
   Supplies                             18.7    16.8
                                      ------  ------
                                      $275.2  $260.0
                                      ======  ======


NOTE 7.   BUSINESS SEGMENT DATA
     Business segment data is presented on page 12 of this report.

NOTE 8.   DEBT
     Short-term debt consists of borrowings by foreign subsidiaries at varying interest rates under revolving credit agreements and overdraft arrangements with banks used in the normal course of business. The U.S. dollar equivalent of this debt was $16.4 million (at 5.4%) at December 31, 1996, and $11.3 million (at 5.6%) at December 31, 1995.
     Long-term debt consists of the following:

     1. Unsecured borrowings, primarily with banks, by foreign subsidiaries with interest rates ranging from 5.9% to 6.7%. The U.S. dollar equivalent of these borrowings was $5.6 and $4.6 million at December 31, 1996 and 1995, respectively.
     2. A $5.4 million variable-rate bank repurchase agreement (effective interest rate of 5.9% at December 31, 1996), due in 1998.
     3. $6.7 million ($6.9 million in 1995) variable-rate Industrial Development Revenue Bonds (effective interest rate of 6.0% at
        December 31, 1996) payable in quarterly installments from 1997 to 2020.

     Scheduled maturities of long-term debt outstanding at December 31, 1996, are as follows:

     1997--$3.7 million;                           1998--$5.7 million;
     1999--$0.4 million;                           2000--$1.3 million;
     2001 and beyond--$6.6 million.

     Interest paid was $6.4 million in 1996, $8.6 million in 1995 and $6.4 million in 1994.
     The Company has obtained a $100 million revolving credit facility for general corporate purposes. The facility has a three-year term which may be extended annually with the consent of the participating banks. Under the facility, the Company may select among various interest rate arrangements. As of December 31, 1996, the Company had not made any borrowings under this facility.

NOTE 9.   ENVIRONMENTAL MATTERS
     The Company has been named by the EPA as a potentially responsible party in connection with the Sheboygan River and Harbor Superfund Site in Wisconsin. At December 31, 1996 and 1995, the Company had an accrual of $30.1 million for estimated costs associated with the cleanup of certain polychlorinated biphenyl
(PCB) contamination at this Superfund Site. The Company has based the estimated cost of cleanup on ongoing engineering studies, including samples taken in the Sheboygan River, and on assumptions as to the nature, extent and areas that will have to be remediated. Significant assumptions underlying the estimated costs are that remediation will involve innovative technologies, including (but not limited to) bioremediation near the Company's plant site and along the upper river, and only natural armoring and bioremediation in the lower river and harbor. The EPA has indicated it expects to issue a record of decision on the cleanup of the Sheboygan River and Harbor Site by late 1997, but the ultimate resolution of the matter may take much longer. The ultimate costs to the Company will be dependent upon factors beyond its control. These factors include the scope and methodology of the remedial action requirements to be established by the EPA (in consultation with the Wisconsin Department of Natural Resources (WDNR)), rapidly changing technology, and the outcome of any related litigation.
     The Company, in cooperation with the WDNR, is conducting an investigation of soil and groundwater contamination at the Company's Grafton, Wisconsin plant. Certain test procedures are underway to assess the extent of contamination and to develop remedial options for the site. While the Company has provided for estimated investigation and on-site remediation costs, the extent and timing of future off-site remediation requirements, if any, are not presently determinable.
     The WDNR has requested that the Company and other interested parties join it in a cooperative effort to clean up PCB contamination in the watershed of the south branch of the Manitowoc River, downstream of the Company's New Holstein, Wisconsin facility. The

[Continued on next page]

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  [continued]

Company has cooperated to date with the WDNR in investigating the scope and range of the contamination. The WDNR has not identified the parties it believes are responsible for such contamination. The Company has provided for preliminary investigation expenses. Although participation in a cooperative remediation effort is under consideration, it is not possible at this time to reasonably estimate the cost of any such participation.
     In addition to the above mentioned sites, the Company is also currently participating with the EPA and various state agencies at certain other sites to determine the nature and extent of any remedial action which may be necessary with regard to such other sites. Based on limited preliminary data and other information currently available, the Company has no reason to believe that the level of expenditures for potential remedial action necessary at these other sites will have a material effect on its financial position.

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

NOTE 11.   FINANCIAL INSTRUMENTS
     Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash investments and accounts receivable. The Company places its cash investments in investment grade, short-term debt instruments and limits the amount of credit exposure to any one commercial issuer. Concentrations of credit risk with respect to receivables are limited due to the large number of customers in the Company's customer base, and their dispersion across different industries and geographic areas.
     A portion of export accounts receivable of the Company's Brazilian subsidiary, Tecumseh do Brasil, are sold at a discount. Discounted Brazilian export accounts receivable balances at December 31, 1996 and 1995, respectively, were $13.3 million and $20.6 million with discount rates, respectively of 6.3 and 8.25 percent. The Company maintains an allowance for losses based upon the expected collectability of all accounts receivable, including receivables sold.
     The Company enters into forward exchange contracts to hedge receivables, payables and other known transactional exposures for periods consistent with the expected cash flows of the underlying transactions. Foreign exchange contracts generally mature within one year and are designed to limit exposure to exchange rate fluctuations because gains and losses on these contracts are offset by gains and losses on the hedged transactions. At December 31, 1996 and 1995 respectively, the Company had $64.9 million and $62.6 million in foreign exchange contracts outstanding.
     The carrying value of cash and cash equivalents, receivables, accounts payable and the aggregate value of forward exchange contracts approximates fair value due to the short maturity of these instruments. The carrying value of short and long-term debt approximates fair value based on discounting the projected cash flows using market rates available for similar maturities.

NOTE 12.   STOCKHOLDERS' EQUITY
     The shares of Class A common stock and Class B common stock are substantially identical except as to voting rights. Class A common stock has no voting rights except the right to i) vote on any amendments that could adversely affect the Class A Stock Protection Provision and ii) vote in other limited circumstances, primarily involving mergers and acquisitions, as required by law.
     A Shareholders' Rights Plan is in effect for each class of stock. These plans protect shareholders against unsolicited attempts to acquire control of the Company that do not offer an adequate price to all shareholders. The rights are not currently exercisable, but would become exercisable at an exercise price of $80 per share, subject to adjustment, if certain events occurred relating to a person or group acquiring or attempting to acquire 10% or more of the outstanding shares of Class B common stock. The rights have no voting or dividend privileges and are attached to, and do not trade separately from the Class A and Class B common stock. The rights expire on January 23, 2001. As of December 31, 1996, 16,410,438 shares of Class A common stock and 5,470,146 shares of Class B common stock were reserved for future exercise under the plans.

                                      [BLANK]

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
------------------------------------------------------------------------------

SELECTED FINANCIAL DATA
(Dollars in millions except per share data)

                                            1996(A)     1995       1994      1993     1992(b)
                                            -------     ----       ----      ----     -------
INCOME STATEMENT DATA:
   Net sales                                $1,784.6  $1,716.0   $1,533.4  $1,314.2  $1,258.5
   -------------------------------------------------------------------------------------------
   Net income before accounting changes        112.6     119.2      120.3      81.4      52.3
   -------------------------------------------------------------------------------------------
   Cumulative effect of changes
     in accounting principles                      -         -          -         -     (95.0)
   -------------------------------------------------------------------------------------------
   Net income (loss)                           112.6     119.2      120.3      81.4     (42.7)
   -------------------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK:
   Net income before accounting changes     $   5.15  $   5.45   $   5.50  $   3.72  $   2.39
   -------------------------------------------------------------------------------------------
   Cumulative effect of accounting changes         -         -          -         -     (4.34)
   -------------------------------------------------------------------------------------------
   Net income (loss)                            5.15      5.45       5.50      3.72     (1.95)
   -------------------------------------------------------------------------------------------
   Cash dividends declared                      1.68      1.61       1.35      1.15       .80
   -------------------------------------------------------------------------------------------
BALANCE SHEET DATA (AT PERIOD END):
   Cash and cash equivalents                $  277.7  $  261.6   $  283.2  $  313.2  $  263.6
   -------------------------------------------------------------------------------------------
   Working capital (e)                         549.7     521.3      504.2     473.6     420.4
   -------------------------------------------------------------------------------------------
   Net property, plant and equipment           529.1     477.0      402.4     320.4     322.9
   -------------------------------------------------------------------------------------------
   Total assets                              1,472.6   1,407.6    1,289.8   1,132.7   1,078.6
   -------------------------------------------------------------------------------------------
   Long-term debt                               14.4      14.7        9.1      11.2      14.4
   -------------------------------------------------------------------------------------------
   Stockholders' equity                        947.5     877.1      785.5     686.8     639.8
   -------------------------------------------------------------------------------------------
OTHER DATA:
   Capital expenditures                     $  115.2  $  127.4   $  136.2  $   51.1  $   56.6
   -------------------------------------------------------------------------------------------
   Depreciation and amortization                64.6      59.2       55.7      52.5      53.6
   -------------------------------------------------------------------------------------------

SELECTED FINANCIAL DATA
(Dollars in millions except per share data)

                                              1991     1990(c)    1989(d)     1988      1987
                                              ----     -------    -------     ----      ----
INCOME STATEMENT DATA:
   Net sales                                $1,197.2  $1,318.1   $1,509.8   $1,093.5  $  951.2
   -------------------------------------------------------------------------------------------
   Net income before accounting changes         42.5      14.2       82.6       70.2      71.6
   -------------------------------------------------------------------------------------------
   Cumulative effect of changes
     in accounting principles                      -         -          -          -         -
   -------------------------------------------------------------------------------------------
   Net income (loss)                            42.5      14.2       82.6       70.2      71.6
   -------------------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK:
   Net income before accounting changes     $   1.94  $    .65   $   3.77   $   3.21  $   3.27
   -------------------------------------------------------------------------------------------
   Cumulative effect of accounting changes         -         -          -          -         -
   -------------------------------------------------------------------------------------------
   Net income (loss)                            1.94       .65       3.77       3.21      3.27
   -------------------------------------------------------------------------------------------
   Cash dividends declared                       .80       .80       1.11       1.05      1.05
   -------------------------------------------------------------------------------------------
BALANCE SHEET DATA (AT PERIOD END):
   Cash and cash equivalents                $  256.4  $  240.3   $  187.2   $  163.0  $  218.1
   -------------------------------------------------------------------------------------------
   Working capital (e)                         403.1     414.3      397.3      340.4     329.3
   -------------------------------------------------------------------------------------------
   Net property, plant and equipment           324.3     304.9      280.0      251.8     210.3
   -------------------------------------------------------------------------------------------
   Total assets                              1,055.4   1,032.2    1,034.1      900.0     764.0
   -------------------------------------------------------------------------------------------
   Long-term debt                               17.9      23.6       19.9       14.3      11.3
   -------------------------------------------------------------------------------------------
   Stockholders' equity                        712.8     692.2      682.3      618.0     575.7
   -------------------------------------------------------------------------------------------
OTHER DATA:
   Capital expenditures                     $   85.8  $   64.8   $   57.5   $   37.7  $   41.7
   -------------------------------------------------------------------------------------------
   Depreciation and amortization                49.9      49.6       43.9       30.5      29.3
   -------------------------------------------------------------------------------------------


Note: The above per share amounts have been adjusted as necessary to reflect the 100% stock dividend paid June 30, 1993 and the 100% stock dividend paid May 29, 1992.

(a) The 1996 results included a $5.1 million nonrecurring charge for environmental and litigation costs. This charge was equivalent to $.15 per share after taxes.
(b) Reflects cumulative effect of adoption of Statement of Financial Accounting Standards (SFAS) No. 106, Accounting for Non-pension Postretirement Benefits, and SFAS No. 109, Accounting for Income Taxes.
(c) The 1990 results included a nonrecurring provision for environmental cleanup of $19.2 million after income taxes, or $0.88 per share.
(d) The 1989 data reflected completion of the acquisitions of L'Unite Hermetique S.A. on December 30, 1988 and Tecumseh Europa S.p.A. on July 25, 1989.
(e) Working capital is the excess of current assets over current liabilities.


------------------------------------------------------------------------------
QUARTERLY FINANCIAL DATA
(Dollars in millions except per share data)

                                                     Quarter
                                             First   Second   Third   Fourth(*)    Total
                                             ------  -------  ------  ---------  --------
1996
Net sales .................................  $496.2   $490.9  $408.7   $388.8    $1,784.6
Gross profit ..............................    69.9     76.3    62.6     58.0       266.8

Net income ................................  $ 31.0   $ 33.9  $ 27.2   $ 20.5    $  112.6
                                             ======  =======  ======  =======    ========

Net income per share ......................  $ 1.42   $ 1.55  $ 1.24   $  .94    $   5.15
                                             ======  =======  ======  =======    ========

1995
Net sales .................................  $473.6   $467.3  $392.7   $382.4    $1,716.0
Gross profit ..............................    73.6     75.1    57.5     55.0       261.2

Net income ................................  $ 34.9   $ 35.3  $ 24.9   $ 24.1    $  119.2
                                             ======  =======  ======  =======    ========

Net income per share ......................  $ 1.59   $ 1.62  $ 1.14   $ 1.10    $   5.45
                                             ======  =======  ======  =======    ========


(*) Fourth quarter 1996 results included a $5.1 million nonrecurring charge for environmental and litigation costs. This charge was equivalent to $.15 per share after taxes.

Note: Certain amounts previously reported have been reclassified to conform with the current presentation.


------------------------------------------------------------------------------
INFORMATION CONCERNING EQUITY SECURITIES

The Company's Class A and Class B common stock trades on the Nasdaq Stock Market under the symbols TECUA and TECUB, respectively. Total shareholders as of February 1,1997 were 8,161 for Class A common stock and 2,566 for Class B common stock.

                                1996                                       1995
               -----------------------------------------  -----------------------------------------
                        Sales Price              Cash              Sales Price              Cash
               ------------------------------             ------------------------------
                  Class A         Class B      Dividends     Class A         Class B      Dividends
               --------------  --------------             --------------  --------------
Quarter Ended   High    Low     High    Low    Declared    High    Low     High    Low    Declared
               ------  ------  ------  ------  ---------  ------  ------  ------  ------  ---------

March 31       59 1/2  51 3/4  56 1/4  49 3/4       $.26  50 1/4  44      49 1/2  44 1/2       $.25
June 30        60 1/4  51 1/2  56 3/4  50 1/8        .26  52 3/4  43 1/4  52      42 1/2        .25
September 30   55 1/2  50      53      48            .26  53 1/4  43 1/2  52 1/4  42 1/2        .25
December 31    60 1/4  54 1/4  57 1/4  50 3/4        .90  54      46 1/4  53      45 3/4        .86


27