Form 10-K405, Exhibit 13
period 1997-12-31
TECUMSEH PRODUCTS CO
filed 1998-03-25
CIK 96831

                                                                    EXHIBIT 13


FINANCIAL SUMMARY


                                                                                  (Dollars in millions except per share data)

                                                 1997            1996(a)           1995              1994              1993
                                            ------------     ------------     ------------     ------------     ------------
Net sales                                   $    1,728.3     $    1,784.6     $    1,716.0     $    1,533.4     $    1,314.2
----------------------------------------------------------------------------------------------------------------------------


Net income                                         100.5            112.6            119.2            120.3             81.4
      % of net sales                                 5.8%             6.3%             6.9%             7.8%             6.2%
----------------------------------------------------------------------------------------------------------------------------

Capital expenditures                                90.6            115.2            127.4            136.2             51.1
----------------------------------------------------------------------------------------------------------------------------

Business acquisitions                               46.9               --               --               --               --
----------------------------------------------------------------------------------------------------------------------------

Total assets                                     1,537.4          1,472.6          1,407.6          1,289.8          1,132.7
----------------------------------------------------------------------------------------------------------------------------

Stockholders' equity                             1,000.2            947.5            877.1            785.5            686.8
Return on average stockholders' equity              10.3%            12.3%            14.3%            16.3%            12.3%
----------------------------------------------------------------------------------------------------------------------------

Per share of common stock:

   Basic and diluted earnings               $       4.59     $       5.15     $       5.45     $       5.50     $       3.72


   Cash dividends declared                          1.20             1.68             1.61             1.35             1.15

   Book value                                      45.80            43.30            40.09            35.90            31.39
----------------------------------------------------------------------------------------------------------------------------
Average number of
   employees                                      17,400           16,300           15,600           14,400           12,400
============================================================================================================================




(a) The 1996 results included a $5.1 million nonrecurring charge for environmental and litigation costs. This charge was equivalent to $.15 per share after taxes.

Note: The above per share amounts have been adjusted as necessary to reflect the 100% stock dividend paid June 30, 1993.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES

BUSINESS SEGMENT DATA
(Dollars in millions)

INDUSTRY SEGMENT INFORMATION

                                    Net Sales                               Operating Income
                     ----------------------------------------     ------------------------------------
                        1997           1996           1995          1997          1996          1995
                     ----------     ----------     ----------     --------      --------      --------
Compressor
   Products ....     $  1,050.1     $  1,126.5     $  1,131.9     $   82.7      $  102.7      $  114.7


Engine & Power
   Train
   Products ....          576.8          564.1          497.6         61.9          64.5          51.4
Pump
   Products ....          101.4           94.0           86.5         11.1          11.5          11.1
Corporate
   Expenses ....              -              -              -        (10.5)        (10.4)        (10.3)
Nonrecurring
   Charges (a)..              -              -              -            -          (5.1)            -
                     ----------     ----------     ----------     --------      --------      --------
   Total .......     $  1,728.3     $  1,784.6     $  1,716.0     $  145.2      $  163.2      $  166.9
                     ==========     ==========     ==========     ========      ========      ========


                                 Year End Assets                   Capital Expenditures                      Depreciation
                        --------------------------------     -------------------------------      --------------------------------
                         1997        1996         1995        1997         1996        1995        1997         1996         1995
                       ---------  ---------    ---------    --------     -------     -------    ----------  ----------  ----------
Compressor
   Products.........   $   770.9  $   741.2    $   729.0    $   68.0     $  77.9     $  96.3    $     54.5  $     49.3  $     45.4


Engine & Power
   Train
   Products.........       293.8      296.7        271.4        21.0        35.3        27.4          15.3        14.2        12.7
Pump
   Products.........        55.9       47.9         42.6         1.6         2.0         3.7           1.3         1.1         1.1
Corporate...........       416.8      386.8        364.6           -           -           -             -           -           -
                       ---------  ---------    ---------    --------     -------     -------    ----------  ----------  ----------
   Total............   $ 1,537.4  $ 1,472.6    $ 1,407.6    $   90.6     $ 115.2     $ 127.4    $     71.1  $     64.6  $     59.2
                       =========  =========    =========    ========     =======     =======    ==========  ==========  ==========


GEOGRAPHIC SEGMENT INFORMATION

                                   Net Sales                         Operating Income                      Year End Assets
                        --------------------------------     -------------------------------      --------------------------------
                          1997       1996         1995        1997         1996        1995         1997        1996        1995
                        --------   --------     --------     -------      ------      ------      --------    --------   ---------
North America.......    $1,234.8   $1,281.1     $1,159.6     $ 110.9      $121.4      $111.9      $1,050.1    $1,009.1   $   942.4
Europe..............       303.1      328.5        373.0         9.0         1.7        12.5         257.6       273.6       321.5
Brazil..............       263.8      270.1        272.7        26.1        40.1        42.5         179.3       189.9       143.7
India (b)...........        11.7          -            -         (.8)          -           -          50.4           -           -
Inter-area:
   North America....       (13.7)     (19.7)       (25.2)          -           -           -             -           -           -
   Europe...........        (9.6)     (11.5)        (7.6)          -           -           -             -           -           -
   Brazil...........       (61.8)     (63.9)       (56.5)          -           -           -             -           -           -
                        --------   --------     --------     -------      ------      ------      --------    --------   ---------
   Total............    $1,728.3   $1,784.6     $1,716.0     $ 145.2      $163.2      $166.9      $1,537.4    $1,472.6   $ 1,407.6
                        ========   ========     ========     =======      ======      ======      ========    ========   =========

    Transfers between geographic areas are accounted for at cost plus a reasonable profit. Export sales of domestic operations were $265.3, $264.1 and $258.2 million in 1997, 1996 and 1995, respectively. Of these sales, approximately two-thirds were to customers in the Far and Middle East.

    In 1997, 13% of consolidated sales represented engine and compressor sales to customers under common control.

    The Company's share of net unremitted earnings of its foreign subsidiaries was $12.1 million in 1997, $8.6 million in 1996 and $9.6 million in 1995. Accumulated unremitted earnings of foreign subsidiaries at December 31, 1997 were $149.1 million.

(a) The 1996 results include a $5.1 million nonrecurring charge for environmental and litigation costs. This charge was equivalent to $.15 per share after taxes.

(b) Acquired as of July 1, 1997.

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

    Products are grouped into three principal industry segments: Compressor Products, Engine and Power Train Products and Pump Products.

                              1997 WORLDWIDE SALES
                               $1.7 BILLION SALES


                                   [PIE CHART]



COMPRESSORS    61%
ENGINES        33%
PUMPS           6%




    Annual sales for 1997 were $1,728.3 million, a decrease of 3% from 1996. Annual earnings for 1997 were $100.5 million, or $4.59 per share, compared to $112.6 million or $5.15 per share in 1996. The 1996 results included a $5.1 million nonrecurring charge for environmental and litigation costs, which was equivalent to $.15 per share after taxes. Weather-related softness in demand for air conditioning in North America and an economic slowdown in Brazil were the major negative influences impacting results.

COMPRESSOR PRODUCTS

1997 VS. 1996

    The Company's worldwide Compressor Products sales were $1,050.1 million, down 7% from $1,126.5 million in 1996. In North American markets, improved sales of the Brazilian-built TP compressor for household refrigeration were more than offset by a weather-related decline in sales of compressors for room air conditioning applications, and to a lesser extent weaker sales of unitary air conditioning compressors. U.S. export sales were essentially flat with the prior year.

                            COMPRESSOR PRODUCTS SALES
                                   [BAR GRAPH]

dollars in millions
1995      1131.9
1996      1126.5
1997      1050.1


    Early in 1997, the Brazilian appliance industry experienced a cyclical downturn, which was later deepened by monetary policy aimed at decreasing consumer spending and defending the currency. Total sales from our Brazilian operations dropped 2%, while local Brazilian sales dropped 11%.

    Tecumseh Europe had much improved results in 1997. A weaker French franc coupled with extensive cost reduction efforts helped increase our competitive position. French franc sales increased 6%, contributing to higher margins.

    Compressor Products operating margins for 1997 declined to 7.9% as compared to 9.1% in 1996, largely because of lower Brazilian operating profit margins (9.9% in 1997 versus 14.8% in 1996).

1996 VS. 1995

    Worldwide Compressor Products sales for 1996 were $1,126.5 million, down slightly from $1,131.9 million in 1995. New product development programs launched over the past several years continued to positively impact sales, offset by a sales decline in Europe. Compressor Products operating margins were 9.1% for 1996 as compared to 10.1% in 1995. Weak sales results in Europe, including an operating loss in European operations in the fourth quarter of 1996, were the primary contributor to margin declines.



ENGINE AND POWER TRAIN PRODUCTS

1997 VS. 1996

    Worldwide Engine and Power Train Products sales were $576.8 million, up 2% as compared to 1996. As expected, the unusually heavy demand for snow thrower engines in 1996 was not repeated in 1997. Engine unit sales, exclusive of snow thrower engines, were up 7% for the year.


                                                      [continued on next page]

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS [continued]

ENGINE AND POWER TRAIN PRODUCTS SALES

[BAR GRAPH]

dollars in millions
1995      497.6
1996      564.1
1997      576.8

Engine and Power Train Products operating margin was 10.7% for 1997 as compared to 11.4% for 1996. Margins declined due to volume reductions of higher margin snow engine product coupled with start-up costs at the new engine production facility in Georgia.

1996 VS. 1995

    Worldwide Engine and Power Train Products sales were $564.1 million, up 13% as compared to 1995. Unusually strong sales of snow engine product were offset in part by weaker sales in the Company's European operations. Operating margins were 11.4% for 1996 as compared to 10.3% for 1995. A small loss experienced by the European operations was more than offset by margin gains from increased sales volume in North America.

PUMP PRODUCTS

    1997 Pump Products sales of $101.4 million increased 8% as compared to 1996. Sales gains were due to stronger demand for water-gardening products. 1996 sales of $94.0 million increased 9% as compared to 1995, due to increased sales to the plumbing and HVAC industries.

INTEREST INCOME AND INCOME TAX

    Interest income and other, net was $21.9, $20.2 and $29.1 million in 1997, 1996 and 1995, respectively, primarily due to changes in financial income reported by the Company's Brazilian subsidiary. The effective tax rate was 37.5%, 36.4% and 36.6% in 1997, 1996 and 1995, respectively.

STOCK REPURCHASE

    On November 26, 1997, the Company announced its intention to repurchase up to 1 million shares of class A common stock over the next year. As of February 15, 1998 143,000 shares have been acquired. The Company intends to continue open market purchases depending on market conditions and other factors. The repurchase program is expected to be financed primarily through internally available funds.

LIQUIDITY, CAPITAL RESOURCES AND RISKS

    The Company continued to maintain a strong and liquid financial position. Working capital of $554.8 million at December 31, 1997 was up from $549.7 million at December 31, 1996, and the ratio of current assets to current liabilities was 3.1. Capital expenditures, including $46.9 million for the acquisition of two compressor manufacturing facilities in India, were $137.5 million for 1997 as compared to $115.2 million in 1996. Major capital projects for 1997, other than acquisitions, included equipment for a rotary compressor line in Brazil and the completion of an electric motors production facility in Mississippi. Total capital spending for 1998 should approximate $80-100 million and will be spent on maintenance and capacity expansion in India and Brazil.

    Working capital requirements and planned capital, investment and stock repurchase expenditures for 1998 and early 1999 are expected to be financed primarily through internally available funds. However, the Company may also utilize long-term financing arrangements in connection with state investment incentives and may from time to time utilize short-term borrowings to hedge currency risk and to finance foreign working capital requirements. The Company maintains a $100 million revolving credit facility that is available for general corporate purposes.

    The Company has reviewed its manufacturing, financial and administrative information systems and has developed plans for the completion of modifications related to the year 2000. The financial impact of making the required systems changes is not expected to be material to the Company's consolidated financial position, results of operations or cash flows.

    Over the past several years there has been an industry trend toward the use of scroll compressor technology in the unitary air conditioning market, and to a lesser extent in other markets. Copeland Corporation, a principal competitor, has had a scroll compressor as part of its product line for some time.

Many other companies have also introduced scroll compressors. The world's largest unitary air conditioning manufacturer produces scroll compressors for its own use and for outside sales through a joint venture with Bristol Compressors, Inc., another principal competitor of the Company. Two other large unitary air conditioning manufacturers have formed a joint venture with Copeland Corporation for the production of scroll compressors for their own use and for outside sales. The Company believes that successful development of a commercially saleable scroll is necessary to maintain its participation in the unitary compressor market.

    The Company has invested approximately $50 million in a scroll compressor manufacturing facility in Tecumseh, Michigan. After experiencing setbacks in developing a commercially acceptable scroll compressor, the Company is currently testing a new generation of scroll product. The Company is unable to predict when, or if, it will offer a scroll compressor for commercial sale, but it does anticipate that reaching volume production will require a significant additional investment. Given such additional investment and current market conditions, management is currently reviewing its options with respect to scroll product improvement, cost reductions, joint ventures and alternative new products.

    The U.S. Environmental Protection Agency (EPA) is developing emission standards for utility engines which include the two- and four-cycle engines produced by the Company. The Company already produces competitively priced engines that comply with the current EPA Phase I standards. EPA Phase II standards propose to reduce certain emissions from utility engines an additional 30 percent beyond the current EPA Phase I standards. The proposed standards are expected to be finalized over the next twelve months and will be phased in between 2001 and 2005. It is not currently possible to determine the related costs of compliance nor the impact on the competitive position of the Company.

    The Company is subject to various laws relating to the protection of the environment and is in various stages of investigation or remediation for sites where contamination has been alleged. (See Note 9 to the financial statements.) Liabilities relating to probable remediation activities are recorded when the costs of such activities can be reasonably estimated based on the facts and circumstances currently known. Difficulties exist estimating the future timing and ultimate costs to be incurred due to uncertainties regarding the status of laws, regulations, technology and information available. At December 31, 1997 and 1996 the Company had accrued $38.4 million and $39.6 million for environmental remediation, respectively.

OUTLOOK

    Recent Asian currency devaluations have resulted in expanded Asian exports of low-priced compressors and related products. The Brazilian economic slowdown is expected to continue, at least in the near term. Continued high levels of air conditioning inventory exist in the U.S. retail pipeline. While development efforts continue toward obtaining a marketable scroll compressor, the current lack of a scroll is making it more difficult to compete in the unitary air conditioning market. Given these conditions, the Company expects 1998 to be increasingly challenging.

UNCERTAINTIES RELATING TO
FORWARD-LOOKING STATEMENTS

    This report contains forward-looking statements within the meaning of the securities laws. In addition, forward-looking statements may be made orally in the future by or on behalf of the Company. Forward-looking statements can be identified by the use of terms such as "expects", "should", "may", "believes", "anticipates", "will" and other future tense and forward-looking terminology.

         Investors are cautioned that forward-looking statements involve risks and uncertainties, including, but not limited to, changes in business conditions and the economy in general in both foreign and domestic markets; weather conditions affecting demand for air conditioners, lawn and garden products and snow throwers; financial market changes, including interest rates and foreign exchange rates; economic trend factors such as housing starts; governmental regulations; availability of materials; actions of competitors; and the Company's ability to profitably develop, manufacture and sell both new and existing products.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED INCOME
(Dollars in millions except per share data)

                                                                                 For the Years Ended December 31,
                                                                           --------------------------------------------
                                                                              1997              1996             1995
                                                                           ---------         ---------        ---------
NET SALES ...........................................................      $ 1,728.3         $ 1,784.6        $ 1,716.0

COSTS AND EXPENSES
    Cost of sales and operating expense..............................        1,480.5           1,517.8          1,454.8
    Selling and admininistrative expense.............................          102.6              98.5             94.3
    Nonrecurring charge(a) ..........................................              -               5.1                -
                                                                           ---------         ---------        ---------
OPERATING INCOME ....................................................          145.2             163.2            166.9

OTHER INCOME (EXPENSE)
    Interest expense.................................................           (6.3)             (6.4)            (8.0)
    Interest income and other, net...................................           21.9              20.2             29.1
                                                                           ---------         ---------        ---------

INCOME BEFORE TAXES ON INCOME .......................................          160.8             177.0            188.0

TAXES ON INCOME .....................................................           60.3              64.4             68.8
                                                                           ---------         ---------        ---------

NET INCOME ..........................................................      $   100.5         $   112.6        $   119.2
                                                                           =========         =========        =========

BASIC AND DILUTED EARNINGS PER SHARE ................................      $    4.59         $    5.15        $    5.45
                                                                           =========         =========        =========


(a) The 1996 results include a $5.1 million nonrecurring charge for environmental and litigation costs. This charge was equivalent to $.15 per share after taxes.


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in millions)

                                               COMMON STOCK                                                FOREIGN
                                       ----------------------------        CAPITAL                        CURRENCY         TOTAL
                                          CLASS A         CLASS B         IN EXCESS       RETAINED       TRANSLATION   STOCKHOLDERS'
                                       $1 PAR VALUE    $1 PAR VALUE     OF PAR VALUE      EARNINGS       ADJUSTMENT       EQUITY
                                       ------------    ------------     ------------      --------       -----------   -----------

BALANCE, DECEMBER 31, 1994 ...........    $ 16.4           $ 5.5          $ 29.9          $ 724.0        $   9.7         $  785.5
Net income............................                                                      119.2                           119.2
Cash dividends........................                                                      (35.2)                          (35.2)
Translation adjustments...............                                                                       7.6              7.6
                                       ------------    ------------     ------------      --------       -----------   -----------

BALANCE, DECEMBER 31, 1995 ...........      16.4             5.5            29.9            808.0           17.3            877.1
Net income............................                                                      112.6                           112.6
Cash dividends........................                                                      (36.8)                          (36.8)
Translation adjustments...............                                                                      (5.4)            (5.4)
                                       ------------    ------------     ------------      --------       -----------   -----------

BALANCE, DECEMBER 31, 1996 ...........      16.4             5.5            29.9            883.8           11.9            947.5
Net income............................                                                      100.5                           100.5
Cash dividends........................                                                      (26.3)                          (26.3)
Stock repurchase......................                                      (1.9)                                            (1.9)
Translation adjustments...............                                                                     (19.6)           (19.6)
                                       ------------    ------------     ------------      --------       -----------   -----------

BALANCE, DECEMBER 31, 1997............    $ 16.4           $ 5.5          $ 28.0          $ 958.0        $  (7.7)      $  1,000.2
                                       ============    ============     ============      ========       ===========   ===========



The accompanying notes are an integral part of these statements.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Dollars in millions)



                                                                                                     December 31,
                                                                                            --------------------------
                                                                                            ----------      ----------
ASSETS                                                                                         1997            1996
CURRENT ASSETS:
   Cash and cash equivalents ........................................................       $    304.1      $    277.7
   Accounts receivable, trade, less allowance for doubtful
       accounts of $5.7 million in 1997 and $6.7 million in 1996 ....................            207.7           204.5
   Inventories ......................................................................            259.4           275.2
   Deferred income taxes ............................................................             38.2            36.6
   Other current assets .............................................................              8.7            10.4
                                                                                            ----------      ----------
          TOTAL CURRENT ASSETS ......................................................            818.1           804.4
                                                                                            ----------      ----------
PROPERTY, PLANT, AND EQUIPMENT, at cost:
   Land and land improvements .......................................................             18.3             8.9
   Buildings ........................................................................            174.8           162.6
   Machinery and equipment ..........................................................            845.8           805.9
                                                                                            ----------      ----------
                                                                                               1,038.9           977.4
   Less, accumulated depreciation ...................................................            469.2           448.3
                                                                                            ----------      ----------
          PROPERTY, PLANT AND EQUIPMENT, net ........................................            569.7           529.1
                                                                                            ----------      ----------
EXCESS OF COST OVER ACQUIRED NET ASSETS, less accumulated
   amortization of $18.2 million in 1997 and $16.5 million in 1996 ..................             56.7            56.0
DEFERRED INCOME TAXES ...............................................................             10.8            13.6
PREPAID PENSION EXPENSE .............................................................             58.4            46.7
OTHER ASSETS ........................................................................             23.7            22.8
                                                                                            ----------      ----------
          TOTAL ASSETS ..............................................................       $  1,537.4      $  1,472.6
                                                                                            ==========      ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable, trade ..........................................................       $    110.6      $    114.3
   Income taxes payable .............................................................              9.3              .1
   Short-term borrowings ............................................................             29.0            19.8
   Accrued liabilities:
       Employee compensation ........................................................             30.9            37.2
       Product warranty and self-insured risks ......................................             32.9            35.2
       Other ........................................................................             50.6            48.1
                                                                                            ----------      ----------
          TOTAL CURRENT LIABILITIES .................................................            263.3           254.7

LONG-TERM DEBT ......................................................................             17.5            14.4
NON-PENSION POSTRETIREMENT BENEFITS .................................................            182.7           178.4
PRODUCT WARRANTY AND SELF-INSURED RISKS .............................................             28.9            30.2
ACCRUAL FOR ENVIRONMENTAL MATTERS ...................................................             31.6            33.0
PENSION LIABILITIES .................................................................             13.2            14.4
                                                                                            ----------      ----------
          TOTAL LIABILITIES .........................................................            537.2           525.1
                                                                                            ----------      ----------
STOCKHOLDERS' EQUITY:
   Class A common stock, $1 par value; authorized 75,000,000
       shares; issued 16,370,438 and 16,410,438 shares in 1997 and 1996,
       respectively .................................................................             16.4            16.4
   Class B common stock, $1 par value; authorized 25,000,000
       shares; issued 5,470,146 shares in 1997 and 1996 .............................              5.5             5.5
   Capital in excess of par value ...................................................             28.0            29.9
   Retained earnings ................................................................            958.0           883.8
   Foreign currency translation adjustment ..........................................             (7.7)           11.9
                                                                                            ----------      ----------
          TOTAL STOCKHOLDERS' EQUITY ................................................          1,000.2           947.5
                                                                                            ----------      ----------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ................................       $  1,537.4      $  1,472.6
                                                                                            ==========      ==========

The accompanying notes are an integral part of these statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in millions)

                                                        FOR THE YEARS ENDED DECEMBER 31,
                                                       ---------------------------------
                                                          1997        1996        1995
                                                       --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income ....................................     $  100.5    $  112.6    $  119.2
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation and amortization .............         71.1        64.6        59.2
       Accounts receivable .......................         (6.3)       17.5       (31.2)
       Inventories ...............................         11.9       (16.3)      (21.6)
       Payables and accrued expenses .............          8.4       (15.0)       12.1
       Other .....................................          1.1         2.7        (5.3)
                                                       --------    --------    --------
         Cash Provided By Operating Activities ...        186.7       166.1       132.4
                                                       --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures ..........................        (90.6)     (115.2)     (127.4)
   Business acquisitions, net of cash acquired ...        (46.9)         --          --
                                                       --------    --------    --------
         Cash Used In Investing Activities .......       (137.5)     (115.2)     (127.4)
                                                       --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Dividends paid ................................        (26.3)      (36.8)      (35.2)
   Proceeds from borrowings ......................         25.3         7.1        10.9
   Repayments of borrowings ......................        (11.8)       (1.1)       (4.5)
   Repurchases of common stock ...................         (1.9)         --          --
                                                       --------    --------    --------
         Cash Used In Financing Activities .......        (14.7)      (30.8)      (28.8)
                                                       --------    --------    --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH ..........         (8.1)       (4.0)        2.2
                                                       --------    --------    --------
         INCREASE (DECREASE) IN CASH
            AND CASH EQUIVALENTS .................         26.4        16.1       (21.6)

CASH AND CASH EQUIVALENTS:
   Beginning of period ...........................        277.7       261.6       283.2
                                                       --------    --------    --------
   End of period .................................     $  304.1    $  277.7    $  261.6
                                                       ========    ========    ========

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

    PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's investments in unconsolidated affiliates are generally accounted for on the equity basis. All significant intercompany transactions and balances have been eliminated.

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

    EXCESS OF COST OVER ACQUIRED NET ASSETS -- Assets and liabilities related to business combinations accounted for as purchases are recorded at fair value. The excess of cost over the net tangible assets acquired is amortized on a straight-line basis over forty years.

    PRODUCT WARRANTY -- Provision is made for the estimated cost of maintaining product warranties at the time the product is sold.

    SELF-INSURED RISKS -- Provision is made for the estimated costs of known and anticipated claims under the deductible portions of the Company's liability and workers' compensation insurance policies. In addition, provision is made for the estimated cost of postemployment benefits at employment separation.

    ENVIRONMENTAL EXPENDITURES -- Expenditures for environmental safekeeping are expensed or capitalized as appropriate. Costs associated with remediation activities are expensed. Liabilities relating to probable remedial activities are recorded when the costs of such activities can be reasonably estimated.

    EARNINGS PER SHARE -- Basic and diluted earnings per share are equivalent. Earnings per share is computed based on the weighted average number of common shares outstanding for the periods reported. The weighted average number of common shares used in the computations were 21,878,995 in 1997, and 21,880,584 in 1996 and 1995.

    RESEARCH, DEVELOPMENT AND TESTING EXPENSES -- Company sponsored research, development, and testing expenses related to present and future products are expensed as incurred and were $32.6, $30.4 and $30.1 million in 1997, 1996 and 1995, respectively.

    ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts during the reporting period and at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2.   FOREIGN CURRENCY TRANSLATION

    Prior to July 1, 1997 the functional currency of the Company's Brazilian subsidiary was the U.S. dollar, since it operated in a highly inflationary economy. Accordingly, inventory, plant and equipment and related income statement items were translated at historical exchange rates while other assets and liabilities were translated at current exchange rates. The resulting translation gain (loss) included in net earnings was $(0.4), $2.5 and $4.8 million in 1997, 1996 and 1995, respectively.

    Effective July 1, 1997 the functional currency of the Company's Brazilian subsidiary was changed to the local Brazilian currency as Brazil is no longer considered a highly inflationary economy. At December 31, 1997 all of the Company's foreign subsidiaries use the local currency of the country of operation as the functional currency. Assets and liabilities are translated into U.S. dollars at year-end exchange rates while revenues and expenses are translated at average monthly exchange rates. The resulting translation adjustments are recorded as a component of stockholders' equity:

(Dollars in millions)                        1997         1996
                                          ---------    ---------
Balance at January 1                      $    11.9    $    17.3
Effect of balance sheet translations:
    Amount                                    (28.4)        (8.8)
    Tax effect                                  8.8          3.4
                                          ---------    ---------
Balance at December 31                    $    (7.7)   $    11.9
                                          =========    =========

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

    Net pension expense of the Company's domestic defined benefit plans include the following components:

(Dollars in millions)                1997         1996         1995
                                  ---------    ---------    ---------
Service cost - benefits
    earned during year            $     6.8    $     6.5    $     5.2

Interest cost on projected
    benefit obligations                17.6         16.9         17.1
Actual (gain) loss on assets          (68.6)       (47.0)       (85.0)
Net amortization and deferral          33.1         14.6         57.2
                                  ---------    ---------    ---------
Net pension expense (credit)      $   (11.1)   $    (9.0)   $    (5.5)
                                  =========    =========    =========

    The following table sets forth the funded status and amounts recognized in the consolidated balance sheets for the Company's domestic defined benefit plans at December 31:

(Dollars in millions)                    1997                  1996
                                   ------------------    ------------------
                                    OVER-      UNDER-    Over-       Under-
                                    FUNDED     FUNDED    funded      funded
                                    PLANS      PLANS     Plans       Plans
                                   --------    ------    --------    ------
Plan assets at fair value          $  502.3    $   .1    $  455.6    $   .4
                                   --------    ------    --------    ------
Actuarial present value of
   benefit obligation:
     Vested benefits                  238.1        .7       235.9        .8
     Non-vested benefits               13.5        .3        14.2        .3
                                   --------    ------    --------    ------
Accumulated benefit
   obligation                         251.6       1.0       250.1       1.1
Effect of projected future
   salary increases                    27.8        .5        21.2        .5
                                   --------    ------    --------    ------
Projected benefit obligation          279.4       1.5       271.3       1.6
                                   --------    ------    --------    ------
Projected benefit obligation
   (in excess of) or less than
   plan assets                        222.9      (1.4)      184.3      (1.2)
Unrecognized prior
   service cost                         8.1       1.4         9.5        .9
Unrecognized net (gain)loss          (159.8)       --      (132.3)       .3
                                   --------    ------    --------    ------
Unrecognized net transition
   (asset) obligation                 (12.8)       --       (14.8)       --
                                   --------    ------    --------    ------
Prepaid pension expense            $   58.4    $   --    $   46.7    $   --
                                   ========    ======    ========    ======

   Assumptions used in accounting for the domestic defined benefit plans were:

                                                        1997           1996
                                                        ----           ----
Measurement of projected benefit obligation:
    Discount rate                                       6.5%           6.5%
    Long-term rate of compensation increases            5.0%           5.0%
Long-term rate of return on plan assets                 7.5%           7.5%

    The Company's European subsidiaries provide for defined benefits that are generally based on earnings at retirement date and years of credited service. The combined expense for these unfunded plans was $2.7, $2.1 and $2.5 million in 1997, 1996 and 1995, respectively. The net liability recorded in the consolidated balance sheet was $13.2 and $14.4 million for 1997 and 1996, respectively.

    Consolidated pension expense (credit) of $(5.0) million in 1997, $(3.3) million in 1996 and $0.1 million in 1995 includes amounts associated with the domestic and foreign defined benefit plans described above and certain defined contribution plans.

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

    The components of the net periodic postretirement benefit cost were:


(Dollars in millions)             1997       1996      1995
                                  ----       ----      ----
Service cost-benefits
    earned during year            $4.5       $4.2      $3.6
Interest cost on accumulated
    postretirement benefit
    obligation                     8.6        8.3       8.9
Net amortization and deferral     (3.7)      (3.2)     (3.7)
                                  ----       ----      ----
Net postretirement
    health care costs             $9.4       $9.3      $8.8
                                  ====       ====      ====


                                                        [continued on next page]

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [continued]

    The total of accrued postretirement benefit obligation is presented below as of December 31:

(Dollars in millions)                       1997       1996
                                          -------    -------
Accumulated postretirement
benefit obligation:
    Retirees                              $  51.4    $  50.0
    Active, eligible employees               27.1       26.0
    Active, not yet eligible employees       61.0       59.7
                                          -------    -------
                                            139.5      135.7
Unrecognized plan amendment gain             13.6       11.7
Unrecognized net actuarial gain              36.0       37.0
                                          -------    -------
Accrued postretirement benefit cost
    in excess of plan assets               $189.1     $184.4
                                           ======     ======
Assumptions used:
    Discount rate                             6.5%       6.5%
    Health care cost trend rate               7.3%       7.6%
    Ultimate health care cost trend rate
      in 2004                                 5.0%       5.0%


    At December 31, 1997 and 1996 respectively, $6.4 and $6.0 million were included in Accrued Liabilities, Other.

    The health care cost trend rate assumption has a significant effect on the amounts reported and increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by $24.8 million and the aggregate of the service and interest cost components of net postretirement health care cost for the year then ended by $2.8 million.

NOTE 5.   INCOME TAXES

    Consolidated income before taxes consists of the following:

(Dollars in millions)              1997      1996      1995
                                  ------    ------    ------
    United States                 $124.6    $131.4    $125.8
    Foreign                         36.2      45.6      62.2
                                  ------    ------    ------
                                  $160.8    $177.0    $188.0
                                  ======    ======    ======

    Provision for income taxes consists of the following:

(Dollars in millions)             1997       1996      1995
                                -------     ------    ------
Current:
    U.S. federal                $  37.5     $ 37.4    $ 34.7
    State and local                 3.8        6.2       6.4
    Foreign income and
      withholding taxes             9.0       14.0      25.6
                                -------     ------    ------
                                   50.3       57.6      66.7
                                -------     ------    ------
Deferred:
    U.S. federal                    8.6        8.5        .5
    Foreign                         1.4       (1.7)      1.6
                                -------     ------    ------
                                   10.0        6.8       2.1
                                -------     ------    ------
Provision for income taxes      $  60.3     $ 64.4    $ 68.8
                                =======     ======    ======
Income taxes paid               $  39.6     $ 61.6    $ 59.4
                                =======     ======    ======

    A reconciliation between the actual income tax expense provided and the income tax expense computed by applying the statutory federal income tax rate of 35% to income before tax is as follows:

(Dollars in millions)             1997      1996       1995
                                 ------    ------     ------
Income taxes at U.S.
    statutory rate                $56.3     $62.0      $65.8
Excess of foreign taxes over
    the U.S. statutory rate         2.2        .9         .2
State and local income taxes        2.4       4.0        4.1
Tax benefits from
    Foreign Sales Corporation      (1.0)     (1.6)      (1.7)
Other                                .4       (.9)        .4
                                  -----     -----      -----
                                  $60.3     $64.4      $68.8
                                  =====     =====      =====

    Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

(Dollars in millions)                        1997      1996
                                            ------    ------
Deferred tax assets:
    Non-pension postretirement benefits     $70.0      $68.2
    Product warranty and self-insured risks  22.9       24.5
    Net operating loss carryforwards          3.0        5.0
    Provision for environmental matters      14.2       14.7
    Other accruals and miscellaneous         23.8       21.7
                                            -----      -----
                                            133.9      134.1
    Valuation allowance                      (2.6)      (5.4)
                                            -----      -----
      Total deferred tax assets             131.3      128.7
                                            -----      -----
    Deferred tax liabilities:
      Tax over book depreciation             45.8       42.4
      Pension                                19.0       15.0
      Other                                  17.5       21.1
                                            -----      -----
        Total deferred tax liabilities       82.3       78.5
                                            -----      -----
        Net deferred tax assets             $49.0      $50.2
                                            =====      =====


    At December 31, 1997, the Company had net operating loss carryforwards attributable to foreign operations for income tax purposes of $8.1 million which expire from 1998 to 2001 if not offset against future taxable income. For financial reporting purposes, a valuation allowance has been established to offset the deferred tax assets related to those loss carryforwards.

NOTE 6.   INVENTORIES

    The components of inventories at December 31, were:

(Dollars in millions)                       1997       1996
                                           ------     ------
Raw materials and work in process          $154.7     $155.1
Finished goods                               89.1      101.4
Supplies                                     15.6       18.7
                                           ------     ------
                                           $259.4     $275.2
                                           ======     ======

NOTE 7.   BUSINESS SEGMENT DATA

    Business segment data is presented on page 12 of this report.

NOTE 8.   DEBT

    Short-term debt consists of borrowings by foreign subsidiaries at varying interest rates under revolving credit agreements, advances on export receivables and overdraft arrangements with banks used in the normal course of business. The U.S. dollar equivalent of this debt was $22.6 million (at 7.4%) at December 31, 1997, and $16.4 million (at 5.4%) at December 31, 1996.

    Long-term debt consists of the following:

    1. Unsecured borrowings, primarily with banks, by foreign subsidiaries with interest at 6.13%. The U.S. dollar equivalent of these borrowings was $2.4 and $5.6 million at December 31, 1997 and 1996, respectively.

    2. A $5.4 million variable-rate bank repurchase agreement (effective interest rate of 6.28% at December 31, 1997), due in 1998.

    3. $16 million ($6.7 million in 1996) variable-rate Industrial Development Revenue Bonds (effective interest rate of 6.31% at December 31, 1997) payable in quarterly installments from 1998 to 2021.

    Scheduled maturities of long-term debt outstanding at December 31, 1997, are as follows:

               1998--$6.4 million;      1999--$.9 million;
               2000--$1.6 million;      2001--$1.5 million;
               2002 and beyond--$13.5 million.

    Interest paid was $6.5 million in 1997, $6.4 million in 1996 and $8.6 million in 1995.

    The Company has a $100 million revolving credit facility for general corporate purposes. The facility has a three-year term which may be extended annually with the consent of the participating banks. Under the facility, the Company may select among various interest rate arrangements. As of December 31, 1997, the Company had not made any borrowings under this facility.

NOTE 9.   ENVIRONMENTAL MATTERS

    The Company has been named by the EPA as a potentially responsible party in connection with the Sheboygan River and Harbor Superfund Site in Wisconsin. At December 31, 1997 and 1996, the Company had an accrual of $29.0 and $30.1 million, respectively, for estimated costs associated with the cleanup of certain polychlorinated biphenyl (PCB) contamination at this Superfund Site. The Company has based the estimated cost of cleanup on ongoing engineering studies, including samples taken in the Sheboygan River, and on assumptions as to the nature, extent and areas that will have to be remediated. Significant assumptions underlying the estimated costs are that remediation will involve innovative technologies, including (but not limited to) bioremediation near the Company's plant site and along the upper river, and only natural armoring and bioremediation in the lower river and harbor. The EPA has indicated it expects to issue a record of decision on the cleanup of the Sheboygan River and Harbor Site in 1998, but the ultimate resolution of the matter may take much longer. The ultimate costs to the Company will be dependent upon factors beyond its control. These factors include the scope and methodology of the remedial action requirements to be established by the EPA (in consultation with the Wisconsin Department of Natural Resources (WDNR)), rapidly changing technology, natural resource damages (if any) and the outcome of any related litigation.

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

    The WDNR has requested that the Company and other interested parties join it in a cooperative effort to clean up PCB contamination in the watershed of the south branch of the Manitowoc River, downstream of the Company's New Holstein, Wisconsin facility. The Company has cooperated to date with the WDNR in investigating the scope and range of the contamination. The WDNR has not identified the parties it believes are responsible for such contamination. The Company has provided for preliminary investigation expenses. Although participation in a cooperative remediation effort is under consideration, it is not possible at this time to reasonably estimate the cost of any such participation.

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

                                                        [continued on next page]

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [continued]



NOTE 10.  COMMITMENTS AND CONTINGENCIES

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

    A portion of export accounts receivable of the Company's Brazilian subsidiary are sold at a discount. Discounted Brazilian export accounts receivable balances at December 31, 1997 and 1996, respectively, were $18.1 million and $13.3 million with discount rates, respectively of 6.2 percent and
6.3 percent. The Company maintains an allowance for losses based upon the expected collectability of all accounts receivable, including receivables sold.

    The Company enters into forward exchange contracts to hedge receivables, payables and other known transactional exposures for periods consistent with the expected cash flows of the underlying transactions. Foreign exchange contracts generally mature within one year and are designed to limit exposure to exchange rate fluctuations because gains and losses on these contracts are offset by gains and losses on the hedged transactions. The carrying value of these contracts approximates fair value based on market rates for similar instruments. At December 31, 1997 and 1996 respectively, the Company had $144.3 million and $64.9 million in foreign exchange contracts outstanding.

    The carrying value of cash and cash equivalents approximates fair value due to the short maturity of the instruments. The carrying value of short and long-term debt approximates fair value based on discounting the projected cash flows using market rates available for similar maturities.

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

    A Shareholders' Rights Plan is in effect for each class of stock. These plans protect shareholders against unsolicited attempts to acquire control of the Company that do not offer an adequate price to all shareholders. The rights are not currently exercisable, but would become exercisable at an exercise price of $80 per share, subject to adjustment, if certain events occurred relating to a person or group acquiring or attempting to acquire 10% or more of the outstanding shares of Class B common stock. The rights have no voting or dividend privileges and are attached to, and do not trade separately from the Class A and Class B common stock. The rights expire on January 23, 2001. As of December 31, 1997, 16,410,438 shares of Class A common stock and 5,470,146 share of Class B common stock were reserved for future exercise under the plans.

    On November 26, 1997 the Company announced a share repurchase program for the Class A common stock. Under the program, the Company is authorized to repurchase up to one million Class A shares on the open market through December 31, 1998, depending upon market conditions and other factors. The repurchase program is expected to be financed primarily through internally available funds. In fiscal year 1997, the Company repurchased and retired 40,000 shares of Class A common stock at a cost of approximately $1.9 million. As of January 30, 1998, and subsequent to December 31, 1997, the Company has repurchased and retired an additional 58,000 shares at a cost of approximately $2.9 million.

NOTE 13.   BUSINESS ACQUISITIONS

    In July, 1997 the Company completed the acquisition of two compressor manufacturing facilities in India for $46.9 million. The transaction was accounted for as a purchase and the excess of cost over the acquired net assets is being amortized over 40 years. Results of operations for the last six months of 1997 are included in the Company's statement of consolidated income.

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

    The Audit Committee of the Board of Directors, composed primarily of outside Directors, is responsible for monitoring the Company's accounting and reporting practices. The Audit Committee meets regularly with management, the internal auditors, and the independent public accountants to review the work of each and to assure that each is carrying out its responsibilities. Both the independent public accountants and the internal auditors have unrestricted access to the Audit Committee with and without management's representative present, to discuss the results of their examinations and their opinions on the adequacy of internal accounting controls and quality of financial reporting.

    The independent public accountants are engaged to express an opinion on the Company's financial statements. Their opinion is based on procedures which they believe to be sufficient to provide reasonable assurance that the financial statements contain no material errors.


         Todd W. Herrick
         Todd W. Herrick
         President and Chief Executive Officer


         John H. Foss
         John H. Foss
         Vice President, Treasurer and
         Chief Financial Officer

INDEPENDENT ACCOUNTANT'S REPORT

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
    TECUMSEH PRODUCTS COMPANY

    We have audited the accompanying consolidated balance sheets of Tecumseh Products Company and Subsidiaries as of December 31, 1997 and 1996, and the related statements of consolidated income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tecumseh Products Company and Subsidiaries at December 31, 1997 and 1996 and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


Ciulla, Smith & Dale, LLP
Ciulla, Smith & Dale, LLP
Certified Public Accountants

January 30, 1998
Southfield, Michigan

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES

SELECTED FINANCIAL DATA
(Dollars in millions except per share data)


                                                      1997                 1996(a)               1995                   1994
                                                  ----------            ----------           ----------             ----------
INCOME STATEMENT DATA:
  Net sales                                       $  1,728.3            $  1,784.6           $  1,716.0             $  1,533.4
                                                  ----------            ----------           ----------             ----------
  Net income before accounting
    changes                                            100.5                 112.6                119.2                  120.3
                                                  ----------            ----------           ----------             ----------
  Cumulative effect of changes
    in accounting principles                               -                     -                    -                      -
                                                  ----------            ----------           ----------             ----------
  Net income (loss)                                    100.5                 112.6                119.2                  120.3
                                                  ==========            ==========           ==========             ==========
PER SHARE OF COMMON STOCK: (e)
  Net income before accounting
    changes                                       $     4.59            $     5.15           $     5.45             $     5.50
                                                  ----------            ----------           ----------             ----------
  Cumulative effect of accounting
    changes                                                -                     -                    -                      -
                                                  ----------            ----------           ----------             ----------
  Net income (loss)                                     4.59                  5.15                 5.45                   5.50
                                                  ----------            ----------           ----------             ----------
  Cash dividends declared                               1.20                  1.68                 1.61                   1.35
                                                  ==========            ==========           ==========             ==========
BALANCE SHEET DATA (AT PERIOD END):
  Cash and cash equivalents                        $   304.1             $   277.7            $   261.6              $   283.2
                                                  ----------            ----------           ----------             ----------
  Working capital (f)                                  554.8                 549.7                521.3                  504.2
                                                  ----------            ----------           ----------             ----------
  Net property, plant and equipment                    569.7                 529.1                477.0                  402.4
                                                  ----------            ----------           ----------             ----------
  Total assets                                       1,537.4               1,472.6              1,407.6                1,289.8
                                                  ----------            ----------           ----------             ----------
  Long-term debt                                        17.5                  14.4                 14.7                    9.1
                                                  ----------            ----------           ----------             ----------
  Stockholders' equity                               1,000.2                 947.5                877.1                  785.5
                                                  ==========            ==========           ==========             ==========
OTHER DATA:
  Capital expenditures                            $     90.6             $   115.2            $   127.4              $   136.2
                                                  ----------            ----------           ----------             ----------
  Depreciation and amortization                         71.1                  64.6                 59.2                   55.7
                                                  ==========            ==========           ==========             ==========

Note: The above per share amounts have been adjusted as necessary to reflect the 100% stock dividend paid June 30, 1993 and the 100% stock dividend paid May 29, 1992.

(a) The 1996 results included a $5.1 million nonrecurring charge for environmental and litigation costs. This charge was equivalent to $.15 per share after taxes.

(b) The 1992 results reflected the cumulative effect of adoption of Statement of Financial Accounting Standards (SFAS) No. 106, Accounting for Non-pension Postretirement Benefits, and SFAS No. 109, Accounting for Income Taxes.

--------------------------------------------------------------------------------
QUARTERLY FINANCIAL DATA
(Dollars in millions except per share data)


                                                               Quarter
                              -------------------------------------------------------------------------
                               First                Second                 Third                Fourth*                 Total
                              -------               -------               -------               -------              ---------
1997
Net sales                     $ 479.6               $ 480.6               $ 389.0               $ 379.1               $1,728.3
Gross profit                     72.3                  72.5                  54.6                  48.4                  247.8
Net income                    $  31.5               $  31.8               $  21.9               $  15.3              $   100.5
                              =======               =======               =======               =======              =========
Basic and diluted
earnings per share            $  1.44               $  1.45               $  1.00               $  0.70             $     4.59
                              =======               =======               =======               =======             ==========

1996
Net sales                     $ 496.2               $ 490.9               $ 408.7               $ 388.8               $1,784.6
Gross profit                     69.9                  76.3                  62.6                  58.0                  266.8
Net income                    $  31.0               $  33.9               $  27.2               $  20.5              $   112.6
                              =======               =======               =======               =======              =========
Basic and diluted
earnings per share            $  1.42               $  1.55               $  1.24               $  0.94             $     5.15
                              =======               =======               =======               =======             ==========

* Fourth quarter 1996 results included a $5.1 million nonrecurring charge for environmental and litigation costs. This charge was equivalent to $.15 per share after taxes.


       1993                 1992(b)                1991                  1990(c)              1989(d)                1988
   ----------            ----------            ----------            -----------          ----------             ----------
   $  1,314.2            $  1,258.5            $  1,197.2             $  1,318.1          $  1,509.8             $  1,093.5
   ----------            ----------            ----------             ----------          ----------             ----------

         81.4                  52.3                  42.5                   14.2                82.6                   70.2
   ----------            ----------            ----------             ----------          ----------             ----------

            -                 (95.0)                    -                      -                   -                     -
   ----------            ----------            ----------             ----------          ----------             ----------
         81.4                 (42.7)                 42.5                   14.2                82.6                   70.2
   ==========            ==========            ==========             ==========          ==========             ==========


   $     3.72            $     2.39            $     1.94             $      .65          $     3.77             $     3.21
   ----------            ----------            ----------             ----------          ----------             ----------



            -                 (4.34)                    -                      -                   -                     -
   ----------            ----------            ----------             ----------          ----------             ----------
         3.72                 (1.95)                 1.94                    .65                3.77                   3.21
   ----------            ----------            ----------             ----------          ----------             ----------
         1.15                   .80                   .80                    .80                1.11                   1.05
   ==========            ==========            ==========             ==========          ==========             ==========


   $    313.2            $    263.6            $    256.4             $    240.3          $    187.2             $    163.0
   ----------            ----------            ----------             ----------          ----------             ----------
        473.6                 420.4                 403.1                  414.3               397.3                  340.4
   ----------            ----------            ----------             ----------          ----------             ----------
        320.4                 322.9                 324.3                  304.9               280.0                  251.8
   ----------            ----------            ----------             ----------          ----------             ----------
      1,132.7               1,078.6               1,055.4                1,032.2             1,034.1                  900.0
   ----------            ----------            ----------             ----------          ----------             ----------
         11.2                  14.4                  17.9                   23.6                19.9                   14.3
   ----------            ----------            ----------             ----------          ----------             ----------
        686.8                 639.8                 712.8                  692.2               682.3                  618.0
   ==========            ==========            ==========             ==========          ==========             ==========


   $     51.1            $     56.6            $     85.8             $     64.8          $     57.5             $     37.7
   ----------            ----------            ----------             ----------          ----------             ----------
         52.5                  53.6                  49.9                   49.6                43.9                   30.5
   ==========            ==========            ==========             ==========          ==========             ==========


(c) The 1990 results included a nonrecurring provision for environmental cleanup of $19.2 million after income taxes, or $0.88 per share.

(d) The 1989 results reflected completion of the acquisitions of Tecumseh Europe S.A. on December 30, 1988 and Tecumseh Europa S.p.A. on July 25, 1989.

(e)  Basic and diluted earnings per share are equivalent.

(f)  Working capital is the excess of current assets over current liabilities.

INFORMATION CONCERNING EQUITY SECURITIES

The Company's Class A and Class B common stock trades on the Nasdaq Stock Market under the symbols TECUA and TECUB, respectively. Total shareholders as of February 1, 1998 were 9,315 for Class A common stock and 3,954 for Class B common stock.

                                       1997                                                   1996
                     ----------------------------------------------------   ----------------------------------------------------
                                   Sales Price                                            Sales Price
                     ---------------------------------------                ---------------------------------------
                           Class A              Class B           Cash           Class A                Class B          Cash
                     -----------------     -----------------    Dividends   -----------------     -----------------    Dividends
QUARTER ENDED         High       Low        High       Low      Declared     High        Low        High       Low     Declared
                     ------     ------     ------     ------    --------    ------     ------      ------     ------   ---------
March 31             60         56 1/4     56 1/4     53 3/4      $ .30     59 1/2     51 3/4      56 1/4     49 3/4    $ .26
June 30              60 1/8     53 1/4     56 3/8     50 1/2        .30     60 1/4     51 1/2      56 3/4     50 1/8      .26
September 30         60 1/8     55         58         52            .30     55 1/2     50          53         48          .26
December 31          57 7/8     46 7/8     58         48 1/4        .30     60 1/4     54 1/4      57 1/4     50 3/4      .90
