Form 10-K405, Exhibit 13
period 1998-12-31
TECUMSEH PRODUCTS CO
filed 1999-03-26
CIK 96831

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES                           EXHIBIT 13
--------------------------------------------------------------------

FINANCIAL SUMMARY
(Dollars in millions except per share data)


                                                                1998 (a)           1997
                                                            ---------------   --------------
Net sales                                                      $1,750.2         $1,728.3
--------------------------------------------------------------------------------------------

Net income                                                         74.2            100.5
    % of net sales                                                  4.2%             5.8%
--------------------------------------------------------------------------------------------

Capital expenditures                                               64.4             90.6
--------------------------------------------------------------------------------------------

Total assets                                                    1,556.2          1,537.4
--------------------------------------------------------------------------------------------
Average number of shares
   outstanding (in thousands)                                    21,366           21,879
--------------------------------------------------------------------------------------------

Per share of common stock:

   Basic and diluted earnings                                     $3.47            $4.59

   Cash dividends declared                                         1.20             1.20

   Book value                                                     47.69            45.80
--------------------------------------------------------------------------------------------

Average number of employees                                      17,500           17,400
--------------------------------------------------------------------------------------------

(a) The 1998 results include a $45 million nonrecurring charge for asset impairment. This charge was equivalent to $28.8 million or $1.35 per share after taxes.

Tecumseh Products Company and Subsidiaries
--------------------------------------------------------------------------------
BUSINESS SEGMENT DATA
(Dollars In Millions)

INDUSTRY SEGMENT INFORMATION


                                                                Engine &
                                                 Compressor    Power Train       Pump                    Non-recurring       Total
               1998                               Products       Products       Products      Other (1)    Charges (2)  Consolidated
                                   ------------------------------------------------------------------------------------------------
Sales - external customers                      $  1,048.1      $   592.2      $   109.9     $      --        $    --    $  1,750.2
Operating income                                      82.2           57.2           11.5          (9.3)         (45.0)         96.6
Net interest income (expense)                         10.8           (0.3)           1.9           8.5             --          20.9
Income before taxes                                   93.0           56.9           13.4          (0.8)         (45.0)        117.5

Assets                                               800.3          284.6           99.8         371.5             --       1,556.2
Depreciation & amortization                           56.0           16.8            1.2           0.6             --          74.6
Non-cash asset impairment                            (45.0)            --             --            --             --         (45.0)
Capital expenditures                                  45.8           16.1            1.5           1.0             --          64.4

------------------------------------------------------------------------------------------------------------------------------------
              1997
Sales - external customers                      $  1,050.1      $   576.8      $   101.4     $      --        $    --    $  1,728.3
Operating income                                      82.7           61.9           11.1         (10.5)            --         145.2
Net interest income (expense)                          6.3           (0.4)           2.0           7.7             --          15.6
Income before taxes                                   89.0           61.5           13.1          (2.8)            --         160.8

Assets                                               847.4          295.1           92.9         302.0             --       1,537.4
Depreciation & amortization                           54.5           15.3            1.3            --             --          71.1
Capital expenditures                                  68.0           21.0            1.6            --             --          90.6

------------------------------------------------------------------------------------------------------------------------------------
              1996
Sales - external customers                      $  1,126.5      $   564.1      $    94.0     $      --        $    --    $  1,784.6
Operating income                                     102.7           64.5           11.5         (10.4)          (5.1)        163.2
Net interest income (expense)                          5.2           (0.6)           2.1           7.1             --          13.8
Income before taxes                                  107.9           63.9           13.6          (3.3)          (5.1)        177.0

Assets                                               830.5          298.2           88.3         255.6             --       1,472.6
Depreciation & amortization                           49.3           14.2            1.1            --             --          64.6
Capital expenditures                                  77.9           35.3            2.0            --             --         115.2

------------------------------------------------------------------------------------------------------------------------------------


(1) The "Other" column includes corporate related items, consolidating reclassifications and eliminations, and income and expense items not allocated to reportable segments.

(2) The 1998 results include a $45 million nonrecurring charge for asset impairment. This charge was equivalent to $28.8 million or $1.35 per share after taxes. The 1996 results include a $5.1 million nonrecurring charge for environmental and litigation costs. This charge was equivalent to $3.3 million or $.15 per share after taxes




Geographic Segment Information


                                   ------------------------------------------------ -----------------------------------------------
                                                  External Customer Sales                        Net Long-Lived Assets
                                            1998            1997            1996             1998            1997            1996
                                   ------------------------------------------------ -----------------------------------------------
United States                             $  948.5        $  935.0        $  975.5           $336.3          $398.2         $388.8
Brazil                                       121.4           140.7           164.1             82.5            94.4           92.3
Canada                                        56.8            51.6            54.7              0.7             0.7            1.0
France                                        51.3            42.5            46.3             40.2            37.7           33.5
India                                         43.6            11.9             0.7             38.1            27.8             --
Italy                                         78.5            51.2            50.3             11.1            10.9           13.5
All Other                                    450.1           495.4           493.0               --              --             --
                                   ------------------------------------------------ -----------------------------------------------
Totals                                    $1,750.2        $1,728.3        $1,784.6           $508.9          $569.7         $529.1
                                   ================================================ ===============================================

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

     Sales for 1998 were $1,750.2 million, a 1% increase over 1997. Net income for 1998 amounted to $74.2 million or $3.47 per share. The 1998 results include a nonrecurring charge for asset impairment ($28.8 million or $1.35 per share). Excluding the nonrecurring charge, 1998 earnings were $103 million or $4.82 per share, as compared with 1997 net income of $100.5 million or $4.59 per share. The principal reason for the improvement in earnings, exclusive of the nonrecurring charge, was higher interest income, which grew from $21.9 million in 1997 to $27.8 million in 1998. This growth was the result of high interest rates earned on the Company's cash balances in Brazil.

NONRECURRING CHARGE

     During 1998, the Company made substantial progress in the development of its scroll compressor product line incorporating several design modifications of earlier scroll concepts. The new product has been tested favorably in the Company's laboratories and will soon be offered for sale in limited quantities and limited configurations. However, based on expected manufacturing costs and market conditions, and due to an anticipated lengthy introduction period involving limited production, it is estimated that future cash flows from this product line will not be sufficient to cover the carrying amount of the Company's buildings, tooling, machinery and equipment currently dedicated for scroll production. Accordingly, under applicable accounting standards, the Company has charged fourth quarter 1998 earnings with a provision of $45 million ($28.8 million or $1.35 per share after tax) to reduce the carrying amount of those assets to estimated fair market value.

COMPRESSOR PRODUCTS

1998 VS. 1997
     The Company's worldwide Compressor Products sales were $1,048.1 million in 1998 as compared to $1,050.1 million in 1997. Sales increased in North America and Europe reflecting strong economies and good demand for the Company's commercial refrigeration products. Sales growth of the Company's new operations in India offset reduced exports to Southeast Asia caused by economic difficulties in that area of the world. Sales in Brazil declined as the result of deepening economic problems.

     Compressor Products margins in 1998 were 7.8% compared to margins of 7.9% in 1997. A downward trend in selling prices continued, but was offset by lower commodity costs and aggressive cost savings programs.

1997 VS. 1996
     Worldwide Compressor Products sales were $1,050.1 million in 1997, down 7% from $1,126.5 million in 1996. In North American markets, improved sales of the Brazilian-built TP compressor for household refrigeration were more than offset by a weather-related decline in sales of compressors for room air conditioning applications, and to a lesser extent weaker sales of unitary air conditioning compressors. U.S. export sales were flat with the prior year. Sales within Brazil declined as monetary policy was tightened in an attempt to defend the Brazilian currency.

     Tecumseh Europe improved results in 1997. A weaker French Franc coupled with extensive cost reduction efforts helped increase our competitive position. French Franc sales increased contributing to higher margins.

     Compressor Products operating margins for 1997 declined to 7.9% as compared to 9.1% in 1996, largely because of lower Brazilian margins (9.9% in 1997 versus 14.8% in 1996).

ENGINE AND POWER TRAIN PRODUCTS

1998 VS. 1997
     Engine and Power Train Products sales for 1998 grew 3% to $592.2 million compared to 1997 sales of $576.8 million. Unit sales of engines for snow thrower applications fell nearly 45% reflecting light snowfall in key urban areas of the country. However, strong demand for walk behind lawn mower engines and engines for utility applications resulted in total unit sales of engines increasing 14% for the year.

     1998 operating income of the Engine and Power Train segment was $57.2 million, down from $61.9 million earned in 1997. The positive impact of higher overall sales volume was more than offset by the decline in relatively more profitable snow thrower engines.

1997 VS. 1996
     Engine and Power Train Products sales were $576.8 million, up 2% compared to 1996. A weather related decline in snow thrower engines was offset by improved sales of engines for lawn and garden and utility applications.

     Operating margins declined from 11.4% in 1996 to 10.7% in 1997 because of less favorable product mix and start-up costs at the new engine production facility in Georgia.

PUMP PRODUCTS

     Pump Products sales grew 8% in 1998 to a total of $109.9 million after having enjoyed the same rate of growth in 1997. Increased penetration in water gardening markets has been largely responsible for this growth. Pump products margins were 10.5% in 1998 compared to 10.9% in 1997.

FINANCIAL POSITION

     The Company continued to maintain a strong and liquid financial position. During 1998, working capital increased by $51.1 million to $605.9 million. The ratio of current assets to current liabilities increased to 3.2. Capital expenditures for 1998 amounted to $64.4 million and included construction of new facilities in India and additional capacity in Brazil. Capital expenditures for 1999 are expected to be at approximately the same level as in 1998.

     During 1997 and 1998 the Company repurchased 1 million shares of its Class A common stock in open market transactions for the aggregate amount of $50.9 million. The repurchase of up to an additional 1 million shares of Class A common stock has been authorized through December 31, 1999.

     Working capital requirements and planned capital investment and stock repurchase costs for 1999 are expected to be financed primarily through internally available funds. The Company may also utilize long-term financing arrangements in connection with state investment incentives, and may from time to time utilize short-term borrowings to hedge currency risk and to finance foreign working capital requirements. The Company maintains a $100 million revolving credit facility that is available for general corporate purposes.

DEVALUATION OF BRAZILIAN CURRENCY

     During early 1999, the Brazilian currency, the Real, was allowed by the Brazilian government to freely rise and fall according to market conditions. This resulted in a rapid and substantial reduction in market value to the Real, which had been trading at approximately .83 U.S. dollars (83 cents) for each Real at December 31, 1998.

     At December 31, 1998, the carrying amount of the Company's investment in Tecumseh do Brasil was approximately $145 million. Of that amount, approximately $29 million were denominated in U.S. dollars or otherwise hedged. Because of the recent devaluation, it is expected that significant translation adjustments will be recorded in 1999. Under applicable accounting standards, translation adjustments relating to the Company's investment in Tecumseh do Brasil are reflected in stockholders' equity in the periods in which the adjustments arise. Gains and losses on foreign currency transactions and balances denominated in foreign currencies are recognized in current income.

     It is not possible to accurately predict the ultimate effect that the recent devaluation will have on the Brazilian economy and on the Company's sales and earnings.

ENVIRONMENTAL

     The U.S. Environmental Protection Agency (EPA) is in the process of final rule development of Phase II emission standards for utility engines which include the two- and four-cycle engines produced by the Company. The Company already produces competitively priced engines that comply with current EPA and California Air Resources Board (CARB) Standards. The Phase II standards will be finalized in early 1999 for the four-cycle line and in mid-2000 for the two-cycle line. Phase-in of the rules will take place between the 2001 and 2006 model years.

     The state of California will begin to enforce the CARB Tier II Emission Standards effective January 1, 2000, at which time all rotary mower and lightweight vertical shaft utility engines will require overhead valve technology in the state of California.

     It is not currently possible to determine the related costs of compliance, nor the impact on the competitive position of the Company.

     The Company is subject to various laws relating to the protection of the environment and is in various stages of investigation or remediation for sites where contamination has been alleged. (See Note 8 to the financial statements.) Liabilities relating to probable remediation activities are recorded when the costs of such activities can be reasonably estimated based on the facts and circumstances currently known. Difficulties exist estimating the future timing and ultimate costs to be incurred due to uncertainties regarding the status of laws, regulations, technology and information available. At December 31, 1998 and 1997 the Company had accrued $43.3 million and $38.4 million, respectively for environmental remediation.

YEAR 2000 READINESS DISCLOSURE

     The Company has reviewed its manufacturing, financial, and administrative information systems and has determined that it needs to replace or modify several of its software systems to make them Year 2000 compliant. In addition, the Company believes that a limited number of non-information technology systems, such as manufacturing machinery, equipment, and test equipment with date-sensitive software and embedded microprocessors, may be affected. The Company has developed a plan for the timely completion of modifications related to the Year 2000. Principal phases of the plan are: inventorying affected technology and assessing the impact of the Year 2000 issue; developing solution plans; modification or replacement; testing; and developing contingency plans. Critical systems in North America are substantially Year 2000 compliant. The Company's objective is to have all its critical systems Year 2000 compliant and to have developed contingency plans by mid 1999. This objective allows time for further testing and verification of these systems as necessary and the conversion of less critical systems. The Company is also attempting to gain assurances from its significant suppliers and customers that they are addressing this issue to ensure there will be no major interruptions.

     The costs of making the required systems changes are estimated to be approximately $9 million. These costs are generally not incremental to existing information technology budgets but rather relate to internal resources that were re-assigned and implementation time tables that were accelerated. As of December 31, 1998 the Company had spent approximately two-thirds of the total projected cost to be compliant.

     If the modifications of the Company's systems, and those of its customers and suppliers, are not successfully completed on a timely basis, the Year 2000 issue could have a materially adverse impact on the operations of the Company. It is the Company's belief that the greatest potential risk from the Year 2000 could be its possible inability to meet commitment dates on delivery of product. Since it is not possible to anticipate all possible future outcomes, especially when third parties are involved, the amount of any potential liability or lost revenue cannot be reasonably estimated at this time.

     The Company is developing contingency plans for critical applications. These contingency plans involve, among other actions, manual work-arounds, increasing inventories, and adjusting staffing strategies.

EURO CONVERSION

     On January 1, 1999, certain member nations of the European Economic and Monetary Union ("EMU") adopted a common currency, the Euro. For a three-year transition period, both the Euro and individual participants' currencies will remain in circulation. After January 1, 2002, the Euro will be the sole legal tender for EMU countries. The adoption of the Euro will affect some of the Company's financial systems and business applications as the commerce of these nations will be transacted both in the Euro and the existing national currency.

     The Company is currently addressing Euro-related issues and their impact on information systems, currency exchange rate risk, taxation, contracts, competition, and pricing. Action plans currently being implemented are expected to result in compliance with all laws and regulations; however, there can be no certainty that such plans will be successfully implemented or that external factors will not have an adverse effect on the Company's operations. Any costs associated with the adoption of the Euro will be expensed as incurred. The Company does not expect these costs to be material to its results of operations, financial condition, or liquidity.

UNCERTAINTIES RELATING TO FORWARD-LOOKING STATEMENTS

     This report contains forward-looking statements within the meaning of the securities laws. In addition, forward-looking statements may be made orally in the future by or on behalf of the Company.

     Forward-looking statements involve risks and uncertainties, including, but not limited to, i) changes in business conditions and the economy in general in both foreign and domestic markets; ii) weather conditions affecting demand for air conditioners, lawn and garden products and snow throwers; iii) financial market changes, including interest rates and foreign exchange rates; iv) economic trend factors such as housing starts; v) governmental regulations; vi) availability of materials; vii) actions of competitors; viii) the ultimate cost of environmental remediation; ix) the degree to which the Company and its principal customers and suppliers are successful in remediating Year 2000 problems; x) the extent of any business disruption resulting from the conversion to the Euro; and xi) the Company's ability to profitably develop, manufacture and sell both new and existing products.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED INCOME
(Dollars in millions except per share data)


                                                                              For the Years Ended December 31,
                                                                         1998 (a)          1997          1996 (b)
----------------------------------------------------------------------------------------------------------------------
NET SALES                                                                    $1,750.2        $1,728.3        $1,784.6

    Cost of sales and operating expenses                                      1,492.8         1,478.7         1,517.8

    Selling and administrative expenses                                         115.8           104.4            98.5

    Nonrecurring charges                                                         45.0              --             5.1
----------------------------------------------------------------------------------------------------------------------

OPERATING INCOME                                                                 96.6           145.2           163.2

    Interest expense                                                             (6.9)           (6.3)           (6.4)

    Interest income and other, net                                               27.8            21.9            20.2
----------------------------------------------------------------------------------------------------------------------

INCOME BEFORE TAXES ON INCOME                                                   117.5           160.8           177.0

  Taxes on income                                                                43.3            60.3            64.4
----------------------------------------------------------------------------------------------------------------------

NET INCOME                                                                      $74.2          $100.5          $112.6
----------------------------------------------------------------------------------------------------------------------


BASIC AND DILUTED EARNINGS PER SHARE                                            $3.47           $4.59           $5.15
----------------------------------------------------------------------------------------------------------------------



(a) The 1998 results include a $45 million nonrecurring charge for asset impairment. This charge was equivalent to $1.35 per share after taxes.


(b) The 1996 results include a $5.1 million nonrecurring charge for environmental and litigation costs. This charge was equivalent to $.15 per share after taxes.



The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in millions)



                                       COMMON STOCK
                               ------------------------------                                       ACCUMULATED
                                                                    CAPITAL                            OTHER               TOTAL
                                 CLASS A           CLASS B         IN EXCESS      RETAINED         COMPREHENSIVE       STOCKHOLDERS'
                               $1 PAR VALUE      $1 PAR VALUE    OF PAR VALUE     EARNINGS         INCOME/(LOSS)           EQUITY
                               ------------      ------------    ------------     --------         -------------       -------------

BALANCE, DECEMBER 31, 1995            $16.4             $5.5           $29.9         $808.0              $17.3              $877.1
COMPREHENSIVE INCOME:
Net income                                                                            112.6                                  112.6
Translation adjustments                                                                                   (5.4)               (5.4)
  TOTAL COMPREHENSIVE INCOME                                                                                                 107.2
Cash dividends                                                                        (36.8)                                 (36.8)
                                -----------      -----------     -----------    -----------        -----------         -----------
BALANCE, DECEMBER 31, 1996             16.4              5.5            29.9          883.8               11.9               947.5
COMPREHENSIVE INCOME:
Net income                                                                            100.5                                  100.5
Translation adjustments                                                                                  (19.6)              (19.6)
  TOTAL COMPREHENSIVE INCOME                                                                                                  80.9
Cash dividends                                                                        (26.3)                                 (26.3)
Stock repurchase                                                        (1.9)                                                 (1.9)
                                -----------      -----------     -----------    -----------        -----------         -----------
BALANCE, DECEMBER 31, 1997             16.4              5.5            28.0          958.0               (7.7)            1,000.2
COMPREHENSIVE INCOME:
Net income                                                                             74.2                                   74.2
Translation adjustments                                                                                   (4.1)               (4.1)
  TOTAL COMPREHENSIVE INCOME                                                                                                  70.1
Cash dividends                                                                        (25.6)                                 (25.6)
Stock repurchase                       (1.0)                           (28.0)         (20.0)                                 (49.0)
                                -----------      -----------     -----------    -----------        -----------         -----------
Balance, December 31, 1998            $15.4             $5.5            $0.0         $986.6             ($11.8)             $995.7
                                ===========      ===========     ===========    ===========        ===========         ===========



The accompanying notes are an integral part of these statements.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)

                                                                                           DECEMBER 31,
ASSETS                                                                            1998                    1997
                                                                               -----------             ----------
CURRENT ASSETS:
   Cash and cash equivalents                                                   $    277.7              $    304.1
   Accounts receivable, trade, less allowance for doubtful
      accounts of $6.1 million in 1998 and $5.7 million in 1997                     256.7                   207.7
   Inventories                                                                      275.7                   259.4
   Deferred income taxes                                                             42.2                    38.2
   Other current assets                                                              25.5                     8.7
                                                                               ----------              ----------
          TOTAL CURRENT ASSETS                                                      877.8                   818.1
                                                                               ----------              ----------

PROPERTY, PLANT, AND EQUIPMENT, at cost:
   Land and land improvements                                                        20.0                    18.3
   Buildings                                                                        177.3                   174.8
   Machinery and equipment                                                          876.1                   845.8
                                                                               ----------              ----------
                                                                                  1,073.4                 1,038.9
   Less, accumulated depreciation                                                   564.5                   469.2
                                                                               ----------              ----------
           PROPERTY, PLANT AND EQUIPMENT, net                                       508.9                   569.7
                                                                               ----------              ----------

EXCESS OF COST OVER ACQUIRED NET ASSETS, less accumulated
      amortization of $20.0 million in 1998 and $18.2 million in 1997                57.0                    56.7
DEFERRED INCOME TAXES                                                                24.6                    10.8
PREPAID PENSION EXPENSE                                                              76.5                    58.4
OTHER ASSETS                                                                         11.4                    23.7
                                                                               ----------              ----------
           TOTAL ASSETS                                                        $  1,556.2              $  1,537.4
                                                                               ==========              ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable, trade                                                     $    121.5              $    110.6
   Income taxes payable                                                               9.7                     9.3
   Short-term borrowings                                                             10.6                    29.0
   Accrued liabilities:
      Employee compensation                                                          36.4                    30.9
      Product warranty and self-insured risks                                        34.6                    32.9
      Other                                                                          59.1                    50.6
                                                                               ----------              ----------
           TOTAL CURRENT LIABILITIES                                                271.9                   263.3

LONG-TERM DEBT                                                                       17.2                    17.5
NON-PENSION POSTRETIREMENT BENEFITS                                                 187.6                   182.7
PRODUCT WARRANTY AND SELF-INSURED RISKS                                              32.5                    28.9
ACCRUAL FOR ENVIRONMENTAL MATTERS                                                    36.7                    31.6
PENSION LIABILITIES                                                                  14.6                    13.2
                                                                               ----------              ----------
           TOTAL LIABILITIES                                                        560.5                   537.2
                                                                               ----------              ----------

STOCKHOLDERS' EQUITY:
   Class A common stock, $1 par value; authorized 75,000,000  shares; issued
      15,410,438 and 16,370,438 shares in 1998 and 1997, respectively                15.4                    16.4
   Class B common stock, $1 par value; authorized 25,000,000
      shares; issued 5,470,146 shares in 1998 and 1997                                5.5                     5.5
   Capital in excess of par value                                                      --                    28.0
   Retained earnings                                                                986.6                   958.0
   Accumulated Other Comprehensive Income(Loss)                                     (11.8)                   (7.7)
                                                                               ----------              ----------
           TOTAL STOCKHOLDERS' EQUITY                                               995.7                 1,000.2
                                                                               ----------              ----------
           TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $  1,556.2              $  1,537.4
                                                                               ==========              ==========



The accompanying notes are an integral part of these statements.

--------------------------------------------------------------------------------
STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in millions)


                                                                       FOR THE YEARS ENDED DECEMBER 31,
                                                              -----------------------------------------------
                                                                   1998           1997             1996
                                                                   ----           ----             ----
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                   $   74.2        $  100.5        $  112.6
   Adjustments to reconcile net income to net cash
      provided by operating activities:
         Depreciation and amortization                              74.6            71.1            64.6
         Impaired asset write down                                  45.0              --              --
         Accounts receivable                                       (50.0)           (6.3)           17.5
         Inventories                                               (15.1)           11.9           (16.3)
         Payables and accrued expenses                              23.4             8.4           (15.0)
         Prepaid pension expense                                   (18.1)          (11.8)           (9.1)
         Other                                                      (3.4)           12.9            11.8
                                                                --------        --------        --------
            Cash Provided By Operations                            130.6           186.7           166.1
                                                                --------        --------        --------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                            (64.4)          (90.6)         (115.2)
   Business acquisition, net of cash acquired                         --           (46.9)             --
                                                                --------        --------        --------
            Cash Used In Investing Activities                      (64.4)         (137.5)         (115.2)
                                                                --------        --------        --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Dividends paid                                                  (25.6)          (26.3)          (36.8)
   Proceeds from borrowings                                          5.4            25.3             7.1
   Repayments of borrowings                                        (23.9)          (11.8)           (1.1)
   Repurchases of common stock                                     (49.0)           (1.9)             --
                                                                --------        --------        --------
            Cash Used In Financing Activities                      (93.1)          (14.7)          (30.8)
                                                                --------        --------        --------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                              0.5            (8.1)           (4.0)
                                                                --------        --------        --------

            INCREASE (DECREASE) IN CASH
               AND CASH EQUIVALENTS                                (26.4)           26.4            16.1

CASH AND CASH EQUIVALENTS:
            Beginning of period                                    304.1           277.7           261.6
                                                                --------        --------        --------
            End of period                                       $  277.7        $  304.1        $  277.7
                                                                ========        ========        ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.   ACCOUNTING POLICIES

     BUSINESS DESCRIPTION -- Tecumseh Products Company (the "Company") is a full-line, independent global manufacturer of hermetic compressors for air conditioning and refrigeration products, gasoline engines and power train components for lawn and garden applications, and pumps. The Company's products are sold in over 100 countries around the world.

     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's investments in unconsolidated affiliates are generally accounted for on the equity basis. All significant intercompany transactions and balances have been eliminated.

     CASH EQUIVALENTS -- Cash equivalents consist of short-term investments that are readily convertible into cash.

     INVENTORIES -- Inventories are valued at the lower of cost or market, generally on the first-in, first-out basis.

     PROPERTY, PLANT AND EQUIPMENT -- Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expense as incurred. For financial statement purposes, depreciation is determined using the straight-line method at rates based upon the estimated useful lives of the assets.

     EXCESS OF COST OVER ACQUIRED NET ASSETS -- Assets and liabilities related to business combinations accounted for as purchases are recorded at fair value. The excess of cost over the net tangible assets acquired is being amortized on a straight-line basis over forty years.

     DERIVATIVE FINANCIAL INSTRUMENTS - Derivative financial instruments are occasionally utilized by the Company to manage risk exposure to movements in foreign exchange rates. The Company, from time to time, enters into forward exchange contracts to obtain foreign currencies at specified rates based on expected future cash flows for each currency. The premium or discount on the contracts is amortized over the life of the contract, and the unrealized gain or loss on the balance sheet date is recognized in net income. The Company does not hold derivative financial instruments for trading purposes.

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

     COMPREHENSIVE INCOME - Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which establishes new rules for the reporting and display of comprehensive income plus all other changes in net assets from non-owner sources. The adoption of this pronouncement had no impact on the Company's net income or stockholders' equity. Accumulated other comprehensive income or loss shown in the consolidated statement of shareholders' equity at December 31, 1998, 1997, and 1996 is solely comprised of accumulated foreign currency translation adjustments, net of tax effects.

     EARNINGS PER SHARE -- Basic and diluted earnings per share are equivalent. Earnings per share are computed based on the weighted average number of common shares outstanding for the periods reported. The weighted average number of common shares used in the computations were 21,365,958 in 1998, 21,878,995 in 1997, and 21,880,584 in 1996.

     RESEARCH, DEVELOPMENT AND TESTING EXPENSES -- Company sponsored research, development, and testing expenses related to present and future products are expensed as incurred and were $32.4, $32.6, and $30.4 million in 1998, 1997 and 1996, respectively.

     ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts during the reporting period and at the date of the financial statements. Actual results could differ from those estimates.

     RECLASSIFICATIONS -- Certain amounts included in the prior years' financial statements have been reclassified to conform to the 1998 presentation.

NOTE 2.   FOREIGN CURRENCY TRANSLATION
    Prior to July 1, 1997 the functional currency of the Company's Brazilian subsidiary was the U.S. dollar since it operated in a highly inflationary economy. Accordingly, inventory, plant and equipment and related income statement items were translated at historical exchange rates while other assets and liabilities were translated at current exchange rates. The resulting translation gain (loss) included in net earnings was $(.4) and $2.5 million in 1997 and 1996, respectively.
    Effective July 1, 1997 the functional currency of the Company's Brazilian subsidiary was changed to the local Brazilian currency, as Brazil was then no longer considered a highly inflationary economy. At December 31, 1997 all of the Company's foreign subsidiaries use the local currency of the country of operation as the functional currency. Assets and liabilities are translated into U.S. dollars at year-end exchange rates while revenues and expenses are translated at average monthly exchange rates. The resulting translation adjustments are recorded as a component of stockholders' equity:


(Dollars in millions)                                            1998      1997
                                                                ------    -----
Balance at January 1                                            $(7.7)    $11.9

Effect of balance sheet translations:

    Amount                                                       (6.8)    (28.4)

    Tax effect                                                    2.7       8.8
                                                               -----------------

Balance at December 31                                         $(11.8)    $(7.7)
                                                               =================

    During early 1999, the value of the Brazilian Real was allowed to float according to market conditions. This resulted in a rapid and substantial reduction in market value of the Real from its trading value of .83 U.S. dollars (83 cents) at December 31, 1998.
    At December 31, 1998, the carrying amount of the Company's investment in Tecumseh do Brasil was approximately $145 million. Of that amount, approximately $29 million were denominated in U.S. dollars or otherwise hedged. Because of the recent devaluation, it is expected that significant translation adjustments will be recorded in 1999. Under applicable accounting standards, translation adjustments relating to the Company's investment in Tecumseh do Brasil are reflected in other comprehensive income as shown in the Consolidated Statements of Stockholders' Equity in the periods in which the adjustments arise. Gains and losses on foreign currency transactions and balances denominated in foreign currencies are recognized in current income.
    It is not possible to accurately predict the ultimate effect that the recent devaluation will have on the Brazilian economy and on the Company's sales and earnings.

NOTE 3.  PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS
    The Company has defined benefit retirement plans that cover substantially all domestic employees. Plans covering salaried employees generally provide pension benefits that are based on average earnings and years of credited service. Plans covering hourly employees generally provide pension benefits of stated amounts for each year of service. The Company sponsors a retiree health care benefit plan, including retiree life insurance, for eligible salaried employees and their eligible dependents. The Company also sponsors at certain divisions retiree health care benefit plans for hourly retirees and their eligible dependents. The retiree health care plans are unfunded, provide for coordination of benefits with Medicare and any other insurance plan covering a participating retiree or dependent, and have lifetime maximum benefit restrictions. Some of the retiree health care plans are contributory, with some retiree contributions adjusted annually. The Company has reserved the right to interpret, change or eliminate these health care benefit plans.
    The following tables provide a reconciliation of the changes in the plans' benefit obligations, fair value of assets and funded status for 1998 and 1997:


(Dollars in millions)                                      Pension                                Other
                                                -------------------------------       ------------------------------
                                                       1998            1997                 1998            1997
                                                -------------------------------       ------------------------------
Reconciliation of benefit obligation:
     Benefit obligation at
       January 1                                        $280.9          $272.9               $139.5          $135.7
     Service cost                                          6.6             6.8                  4.6             4.5
     Interest cost                                        17.4            17.6                  9.0             8.6
     Actuarial (gain) loss                               (11.0)            (.6)                (3.8)           (4.6)
     Benefit payments                                    (16.4)          (15.4)                (5.3)           (4.7)
                                                -------------------------------       ------------------------------

     Benefit obligation at
       December 31                                      $277.5          $280.9               $144.0          $139.5
                                                ===============================       ==============================


Reconciliation of fair value of plan assets:
     Fair value at January 1                            $502.4          $456.0
     Actual return on plan assets                         86.2            61.5
     Employer contributions                                 .2              .3
     Benefit payments                                    (16.4)          (15.4)
                                                -------------------------------

     Fair value at
       December 31                                      $572.4          $502.4
                                                ===============================


Funded status:
     Funded status at
       December 31                                     $294.9          $221.5             $(144.0)        $(139.5)
     Unrecognized transition
       (asset) obligation                               (10.7)          (12.8)                 --              --
     Unrecognized prior
       service cost                                       8.6             9.5               (12.2)          (13.6)
     Unrecognized
       (gain) loss                                     (216.3)         (159.8)              (37.7)          (36.0)
                                                -------------------------------       ------------------------------
     Prepaid (accrued) benefits
                                                        $76.5           $58.4             $(193.9)        $(189.1)
                                                ===============================       ==============================

    The following tables provide the components of net periodic benefit cost for 1998, 1997 and 1996:

(Dollars in millions)                                                      1998          1997          1996
                                                                         ------------------------------------
Pension Benefits:
     Service cost                                                          $  6.6        $  6.8        $ 6.5
     Interest cost                                                           17.4          17.6         16.9
     Expected return on plan assets                                         (34.8)        (30.9)       (28.9)
     Net amortization                                                        (7.3)         (4.6)        (3.5)
                                                                         ------------------------------------
     Net periodic benefit cost                                             $(18.1)       $(11.1)       $(9.0)
                                                                         ====================================

Other Benefits:
     Service cost                                                            $4.6          $4.5         $4.2
     Interest cost                                                            9.0           8.6          8.3
     Amortization of net (gain) loss                                         (3.8)         (3.7)        (3.2)
                                                                         ------------------------------------
     Net periodic benefit cost                                               $9.8          $9.4         $9.3
                                                                         ====================================

Assumptions used in measuring the benefit obligations were:


                                                     Pension                            Other
                                           ----------------------------       ---------------------------
                                              1998          1997                 1998          1997
                                           ----------------------------       ---------------------------
Discount rate                                 6.5%          6.5%                 6.5%          6.5%


Long-term rate of:
   Compensation increases                     5.0%          5.0%                  N/A           N/A
   Return on plan assets                      7.5%          7.5%                  N/A           N/A

For measurement purposes a 7.25% annual rate of increase in the cost of covered health care benefits was assumed for 1998. The rate was assumed to decrease each year to a rate of 5% for 2004 and remain at that rate thereafter.

     The health care cost trend rate assumption has a significant effect on the amounts reported. A 1% change in assumed health care cost trend rates would have the following effects:

                                                        +1%       -1%
                                                       --------------
  Accumulated postretirement benefit obligation        $18.4   $(15.2)
  Net postretirement benefit cost                        2.4     (1.9)

    The Company's foreign subsidiaries provide for defined benefits that are generally based on earnings at retirement date and years of credited service. The combined expense for these unfunded plans was $2.9, $2.7 and $2.1 million in 1998, 1997 and 1996, respectively. The net liability recorded in the consolidated balance sheet was $14.6 and $13.2 million for 1998 and 1997, respectively.
    The Company has defined contribution retirement plans that cover substantially all domestic employees. The combined expense for these plans was $3.1, $3.4 and $3.5 million in 1998, 1997 and 1996, respectively.

NOTE 4.   INCOME TAXES
    Consolidated income before taxes consists of the following:

(Dollars in millions)                1998        1997             1996
                                     ----        ----             ----
    United States                   $65.9       $124.6           $131.4
    Foreign                          51.6         36.2             45.6
                                   ------       ------           ------
                                   $117.5       $160.8           $177.0
                                   ======       ======           ======

    Provision for income taxes consists of the following:

(Dollars in millions)                           1998         1997         1996
                                                ----         ----         ----
Current:
    U.S. federal                                $  35.6    $  37.5     $  37.4
    State and local                                 5.0        3.8         6.2
    Foreign income and
      withholding taxes                            16.0        9.0        14.0
                                                -------    -------     -------
                                                $  56.6       50.3        57.6
                                                -------    -------     -------

Deferred:
    U.S. federal                                ($ 13.2)       8.6         8.5
    Foreign                                        (0.1)       1.4        (1.7)
                                                -------    -------     -------
                                                (  13.3)      10.0         6.8
                                                -------    -------     -------
Provision for income taxes                      $  43.3    $  60.3     $  64.4
                                                =======    =======     =======
Income taxes paid                               $  52.7    $  39.6     $  61.6
                                                =======    =======     =======

     A reconciliation between the actual income tax expense provided and the income tax expense computed by applying the statutory federal income tax rate of 35% to income before tax is as follows:

(Dollars in millions)                            1998        1997          1996
                                                 ----        ----          ----
Income taxes at U.S. statutory rate             $41.1       $56.3         $62.0

Excess of foreign taxes over
  the U.S. statutory rate                          .1         2.2           0.9
State and local income taxes                      3.2         2.4           4.0
Tax benefits from
  Foreign Sales Corporation                      (1.0)       (1.0)         (1.6)
Other                                             (.1)        0.4          (0.9)
                                                -----       -----         -----
                                                $43.3       $60.3         $64.4
                                                =====       =====         =====

    Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

(Dollars in millions)                                       1998         1997
                                                            ----         ----
Deferred tax assets:
  Non-pension postretirement benefits                      $71.9        $70.0
  Product warranty and self-insured risks                   25.2         22.9
  Net operating loss carryforwards                           2.6          3.0
  Provision for environmental matters                       16.0         14.2
  Other accruals and miscellaneous                          27.2         23.8
                                                          ------        -----
                                                           142.9        133.9
  Valuation allowance                                       (1.7)        (2.6)
                                                          ------        -----
        Total deferred tax assets                          141.2        131.3
                                                          ------        -----

Deferred tax liabilities:
  Tax over book depreciation                                28.1         45.8
  Pension                                                   25.3         19.0
  Other                                                     21.0         17.5
                                                          ------       ------
        Total deferred tax liabilities                      74.4         82.3
                                                          ------       ------
            Net deferred tax assets                       $ 66.8       $ 49.0
                                                          ======       ======

     The Company's share of accumulated unremitted earnings of foreign subsidiaries at December 31, 1998 and 1997 was $172.9 and $149.1 million, respectively.
    At December 31, 1998, the Company had net operating loss carryforwards attributable to foreign operations for income tax purposes of $6.7 million which expire from 1999 to 2006 if not offset against future taxable income. For financial reporting purposes, a valuation allowance has been established to offset the deferred tax assets related to those loss carryforwards.

NOTE 5.   INVENTORIES
    The components of inventories at December 31, were:


(Dollars in millions)                                    1998            1997
                                                         ----            ----
Raw materials and work in process                       $176.5          $154.7
Finished goods                                            81.9            89.1
Supplies                                                  17.3            15.6
                                                        ------          ------
                                                        $275.7          $259.4
                                                        ======          ======

NOTE 6.   BUSINESS SEGMENT DATA
     The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective for the year ended December 31, 1998. The adoption of this statement has not changed the number of segments or the classification of divisions within each of the Company's reportable segments from prior years.
     The Company has three reportable segments based on the similarity of products produced: Compressor Products, Engine & Power Train Products, and Pump Products. A full-line of hermetic compressors for residential and commercial air conditioning and refrigeration products are manufactured and marketed through the Compressor Products Group. Gasoline engines and power train components for lawn and garden applications are produced and marketed by the Engine & Power Train Products Group. The Pump Products Group manufactures and sells centrifugal, sump and small submersible pumps for industrial, commercial, marine and agricultural applications.
     The accounting policies of the reportable segments are the same as those described in Note 1 of Notes to Consolidated Financial Statements. Transfers between segments are accounted for at cost plus a reasonable profit. There were no accounting changes in the years presented. Under SFAS No. 131, the Geographic Segment Information has changed from the prior year. All years presented indicate sales to external customers by country of destination rather than by geographic area. Under net long lived assets, the Company indicates the location of its property, plant and equipment net of depreciation by country.
     In 1998, consolidated sales included revenues from two major customers. The Compressor Group and Engine and Power Train Group provided product to Customer A which represented 13% of consolidated sales. Customer B received product from the Engine and Power Train Group which represented 10% of consolidated sales.
     Business segment data is presented on page 12 of this report.

NOTE 7.   DEBT
    Short-term debt consists of borrowings by foreign subsidiaries at varying interest rates under revolving credit agreements, advances on export receivables and overdraft arrangements with banks used in the normal course of business. The U.S. dollar equivalent of this debt was $9.8 million (at 8.3%) at December 31, 1998, and $22.6 million (at 7.4%) at December 31, 1997.
    Long-term debt consists of the following:
    1. Unsecured borrowings, primarily with banks, by foreign subsidiaries with interest at 7.5%. The U.S. dollar equivalent of these borrowings was $2.7 and $2.4 million at December 31, 1998 and 1997, respectively.
    2. $15.3 million ($16 million in 1997) variable rate Industrial Development Revenue Bonds (effective interest rate of 6.1% at December 31, 1998)
         payable in quarterly installments from 1999 to 2021.
    Scheduled maturities of long-term debt outstanding at December 31, 1998, are as follows: 1999--$ .8 million; 2000--$1.7 million; 2001--$1.6 million;
        2002--$.7 million; 2003 and beyond--$13.2 million.
    Interest paid was $4.0 million in 1998, $6.5 million in 1997 and $6.4 million in 1996.
    The Company has a $100 million revolving credit facility for general corporate purposes. The facility has a three-year term which may be extended annually with the consent of the participating banks. Under the facility, the Company may select among various interest rate arrangements. As of December 31, 1998, the Company had not made any borrowings under this facility.

NOTE 8.   ENVIRONMENTAL MATTERS
    The Company has been named by the EPA as a potentially responsible party in connection with the Sheboygan River and Harbor Superfund Site in Wisconsin. At December 31, 1998 and 1997, the Company had an accrual of $33.8 and $29.0 million, respectively, for estimated costs associated with the cleanup of certain polychlorinated biphenyl (PCB) contamination at this Superfund Site. The increase in the accrual during 1998 reflects updated cost factors offset by insurance settlements received during the year. The Company has based the estimated cost of cleanup on ongoing engineering studies, including samples taken in the Sheboygan River, and on assumptions as to the nature, extent and areas that will have to be remediated. Significant assumptions underlying the estimated costs are that remediation will involve innovative technologies, including (but not limited to) bioremediation near the Company's plant site and along the upper river, and only natural armoring and bioremediation in the lower river and harbor. The EPA has indicated it expects to issue a record of decision on the cleanup of the Sheboygan River and Harbor Site in 1999, but the ultimate resolution of the matter may take much longer. The ultimate costs to the Company will be dependent upon factors beyond its control. These factors include the scope and methodology of the remedial action requirements to be established by the EPA (in consultation with the Wisconsin Department of Natural Resources (WDNR)), rapidly changing technology, and the outcome of any related litigation.
    The Company, in cooperation with the WDNR, is conducting an investigation of soil and groundwater contamination at the Company's Grafton, Wisconsin plant. Certain test procedures are underway to assess the extent of contamination and to develop remedial options for the site. While the Company has provided for estimated investigation and on-site remediation costs, the extent and timing of future off-site remediation requirements, if any, are not presently determinable.
    The WDNR has requested that the Company and other interested parties join it in a cooperative effort to clean up PCB contamination in the watershed of the south branch of the Manitowoc River, downstream of the Company's New Holstein, Wisconsin facility. The Company has cooperated to date with the WDNR in investigating the scope and range of the contamination. The WDNR has not identified the parties it believes are responsible for such contamination. The Company has provided for preliminary investigation expenses. Although participation in a cooperative remediation effort is under consideration, it is not possible at this time to reasonably estimate the cost of any such participation.
    In addition to the above mentioned sites, the Company is also currently participating with the EPA and various state agencies at certain other sites to determine the nature and extent of any remedial action which may be necessary with regard to such other sites. Based on limited preliminary data and other information currently available, the Company has no reason to believe that the level of expenditures for potential remedial action necessary at these other sites will have a material effect on its financial position.

NOTE 9.  COMMITMENTS AND CONTINGENCIES
    Various lawsuits and claims, including those involving ordinary routine litigation incidental to its business, to which the Company is a party, are pending, or have been asserted, against the Company. Although the outcome of these matters cannot be predicted with certainty, and some of them may be disposed of unfavorably to the Company, management has no reason to believe that their disposition will have a materially adverse effect on the consolidated financial position of the Company.

NOTE 10.   FINANCIAL INSTRUMENTS
    Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash investments and accounts receivable. The Company places its cash investments in investment grade, short-term debt instruments and limits the amount of credit exposure to any one commercial issuer. Concentrations of credit risk with respect to receivables are limited due to the large number of customers in the Company's customer base, and their dispersion across different industries and geographic areas.
    A portion of export accounts receivable of the Company's Brazilian subsidiary are sold at a discount. Discounted Brazilian export accounts receivable balances at December 31, 1998 and 1997, respectively, were $15.4 million and $18.1 million with discount rates, respectively of 7.3 percent and
6.2 percent. The Company maintains an allowance for losses based upon the expected collectability of all accounts receivable, including receivables sold.
    The Company enters into forward exchange contracts to hedge receivables, payables and other known transactional exposures for periods consistent with the expected cash flows of the underlying transactions. Foreign exchange contracts generally mature within one year and are designed to limit exposure to exchange rate fluctuations because gains and losses on the hedged transactions offset gains and losses on these contracts. At December 31, 1998 and 1997 respectively, the Company had $76.3 million and $144.3 million in foreign exchange contracts outstanding.
    The carrying value of cash and cash equivalents, receivables, accounts payable and the aggregate value of forward exchange contracts approximates fair value. The carrying value of short and long-term debt approximates fair value based on discounting the projected cash flows using market rates available for similar maturities.

NOTE 11.   STOCKHOLDERS EQUITY
    The shares of Class A common stock and Class B common stock are substantially identical except as to voting rights. Class A common stock has no voting rights except the right to i) vote on any amendments that could adversely affect the Class A Stock Protection Provision in the articles of incorporation and ii) vote in other limited circumstances, primarily involving mergers and acquisitions, as required by law.
    A Shareholders' Rights Plan is in effect for each class of stock. These plans protect shareholders against unsolicited attempts to acquire control of the Company that do not offer an adequate price to all shareholders. The rights are not currently exercisable, but would become exercisable at an exercise price of $80 per share, subject to adjustment, if certain events occurred relating to a person or group acquiring or attempting to acquire 10% or more of the outstanding shares of Class B common stock. The rights have no voting or dividend privileges and are attached to, and do not trade separately from, the Class A and Class B common stock. The rights expire on January 23, 2001. As of December 31, 1998, 16,410,438 shares of Class A common stock and 5,470,146 share of Class B common stock were reserved for future exercise under the plans.
    On November 25, 1998 the Company announced an extension of its share repurchase program for the Class A common stock. Under the program, the Company is authorized to repurchase an additional one million Class A shares on the open market through December 31, 1999, depending upon market conditions and other factors. The repurchase program is expected to be financed primarily through internally available funds. In fiscal years 1997 and 1998, the Company repurchased and retired 1,000,000 shares of Class A common stock at a cost of approximately $51.1 million. As of January 29, 1999, and subsequent to December 31, 1998, the Company has repurchased and retired an additional 90,000 shares at a cost of approximately $4.1 million.

NOTE 12.  BUSINESS ACQUISITIONS
    In July, 1997 the Company completed the acquisition of two compressor manufacturing facilities in India for $46.9 million. The transactions were accounted for as a purchase and the excess of cost over the acquired net assets is being amortized over 40 years. Results of operations for the last six months of 1997 are included in the Company's statement of consolidated income.

NOTE 13.  ASSET IMPAIRMENT LOSS

    In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company recorded an impairment loss on the buildings, tooling, machinery and equipment dedicated to the production of the scroll compressor. Due to the anticipated lengthy introduction period involving limited production, expected manufacturing costs and probable market conditions, it is estimated that the future cash flows from this product line will not be sufficient to cover the carrying value of the long-lived assets related to that business. Accordingly, the Company recognized an asset impairment loss of $45 million ($28.8 million or $1.35 per share after taxes) in the fourth quarter of 1998. This loss is the difference between the carrying value of the scroll compressor long-lived assets and the estimated fair value of these assets based on an independent appraisal.

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





           Todd W. Herrick
           President and Chief Executive Officer







           John H. Foss
           Vice President, Treasurer and
           Chief Financial Officer

INDEPENDENT ACCOUNTANT'S REPORT

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF TECUMSEH PRODUCTS COMPANY


      We have audited the accompanying consolidated balance sheets of Tecumseh Products Company and Subsidiaries as of December 31, 1998 and 1997, and the related statements of consolidated income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tecumseh Products Company and Subsidiaries at December 31, 1998 and 1997 and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.





Ciulla, Smith & Dale, LLP
Certified Public Accountants

January 29, 1999
Southfield, Michigan

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
Dollars in millions except per share data

                                            1998 (a)             1997             1996(b)              1995              1994
                                            --------           --------           -------            --------          --------
INCOME STATEMENT DATA:
      Net sales                             $1,750.2           $1,728.3           $1,784.6           $1,716.0          $1,533.4
      ..........................................................................................................................
      Net income before accounting
         changes                                74.2              100.5              112.6              119.2             120.3
      ..........................................................................................................................
      Cumulative effect of changes
         in accounting principles                 --                 --                 --                 --                --
      ..........................................................................................................................
      Net income (loss)                         74.2              100.5              112.6              119.2             120.3
--------------------------------------------------------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK (f)
      Net income before accounting
         changes                               $3.47              $4.59              $5.15              $5.45             $5.50
      ..........................................................................................................................
      Cumulative effect of accounting
         changes                                  --                 --                 --                 --                --
      ..........................................................................................................................
      Net income (loss)                         3.47               4.59               5.15               5.45              5.50
      ..........................................................................................................................
      Cash dividends declared                   1.20               1.20               1.68               1.61              1.35
--------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (AT PERIOD END):
      Cash and cash equivalents               $277.7             $304.1             $277.7             $261.6            $283.2
      ..........................................................................................................................
      Working capital (g)                      605.9              554.8              549.7              521.3             504.2
      ..........................................................................................................................
      Net property, plant and equipment        508.9              569.7              529.1              477.0             402.4
      ..........................................................................................................................
      Total assets                           1,556.2            1,537.4            1,472.6            1,407.6           1,289.8
      ..........................................................................................................................
      Long-term debt                            17.2               17.5               14.4               14.7               9.1
      ..........................................................................................................................
      Stockholders' equity                     995.7            1,000.2              947.5              877.1             785.5
--------------------------------------------------------------------------------------------------------------------------------
OTHER DATA:
      Capital expenditures                     $64.4              $90.6             $115.2             $127.4            $136.2
      ..........................................................................................................................
      Depreciation and amortization             74.6               71.1               64.6               59.2              55.7
--------------------------------------------------------------------------------------------------------------------------------


Note: The above per share amounts have been adjusted as necessary to reflect the 100% stock dividend paid June 30, 1993 and the 100% stock dividend paid May 29, 1992.

(a) The 1998 results include a $45 million nonrecurring charge asset impairment. This charge was equivalent to $1.35 per share after taxes.

(b) The 1996 results include $5.1 million nonrecurring charge for environmental and litigation costs. This charge was equivalent to $.15 per share after taxes.

(c) The 1992 results reflect the cumulative effect of adoption of Statement of Financial Accounting Standards (SFAS) No. 106, Accounting for Non-pension Postretirement Benefits, and SFAS No. 109, Accounting for Income Taxes.

--------------------------------------------------------------------------------

     1993           1992(c)           1991             1990(d)        1989(e)
    ------          -------          ------            -------        -------


   $1,314.2        $1,258.5         $1,197.2          $1,318.1       $1,509.8
 ................................................................................

       81.4            52.3             42.5              14.2           82.6
 ................................................................................

         --           (95.0)              --                --             --
 ................................................................................
       81.4           (42.7)            42.5              14.2           82.6
--------------------------------------------------------------------------------


      $3.72           $2.39            $1.94             $0.65          $3.77
 ................................................................................

         --           (4.34)              --                --             --
 ................................................................................
       3.72           (1.95)            1.94              0.65           3.77
 ................................................................................
       1.15            0.80             0.80              0.80           1.11
--------------------------------------------------------------------------------

     $313.2          $263.6           $256.4            $240.3         $187.2
 ................................................................................
      473.6           420.4            403.1             414.3          397.3
 ................................................................................
      320.4           322.9            324.3             304.9          280.0
 ................................................................................
    1,132.7         1,078.6          1,055.4           1,032.2        1,034.1
 ................................................................................
       11.2            14.4             17.9              23.6           19.9
 ................................................................................
      686.8           639.8            712.8             692.2          682.3
--------------------------------------------------------------------------------

      $51.1           $56.6            $85.8             $64.8          $57.5
 ................................................................................
       52.5            53.6             49.9              49.6           43.9
--------------------------------------------------------------------------------




(d) The 1990 results include a nonrecurring provision for environmental cleanup of $19.2 million after income taxes, or $0.88 per share.

(e) The 1989 results reflect completion of the acquisitions of Tecumseh Europe S.A. on December 30, 1988 and Tecumseh Europa S.p.A. on July 25, 1989.

(f) Basic and diluted earnings per share are equivalent.

(g) Working capital is the excess of current assets over current liabilities.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------
QUARTERLY FINANCIAL DATA
(Dollars in millions except per share data)

                                                                                      QUARTER
                                                                 -------------------------------------------------
                                                                  FIRST        SECOND         THIRD       FOURTH *         TOTAL
                                                                  -----        ------         -----       --------         -----
1998
Net sales                                                        $459.9        $500.4        $397.1        $392.8        $1,750.2
Gross profit                                                       62.5          77.4          53.4          19.1           212.4
Net income                                                        $24.9         $33.9         $19.2         ($3.8)          $74.2
                                                                 ======        ======        ======        ======        ========

Basic and diluted earnings per share                              $1.15         $1.57         $0.90        ($0.18)          $3.47
                                                                 ======        ======        ======        ======        ========
1997
Net sales                                                        $479.6        $480.6        $389.0        $379.1        $1,728.3
Gross profit                                                       72.3          72.5          55.6          49.2           249.6

Net income                                                        $31.5         $31.8         $21.9         $15.3          $100.5
                                                                 ======        ======        ======        ======        ========

Basic and diluted earnings per share                              $1.44         $1.45         $1.00         $0.70           $4.59
                                                                 ======        ======        ======        ======        ========




* Fourth quarter 1998 results include a $45 million nonrecurring charge asset impairment. This charge was equivalent to $1.37 per share after taxes in the fourth quarter. Favorable fourth quarter adjustments to net pension expense increased 1998 fourth quarter net income by $3.7 million or $.18 per share.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------
INFORMATION CONCERNING EQUITY SECURITIES


The Company's Class A and Class B common stock trades on the Nasdaq Stock Market under the symbols TECUA and TECUB, respectively. Total shareholders as of February 22, 1999 were 7,745 for Class A common stock and 3,833 for Class B common stock.


                                                1998
                  -----------------------------------------------------------------
                                   Sales Price
                  -----------------------------------------------
                                                                            Cash
                  Class A                     Class B                     Dividends
Quarter Ended       High          Low          High           Low         Declared
-------------     -------        -----        -------        -----        ---------
March 31          53  3/4       52  1/2      56  5/8        55             $0.30
June 30           54  5/8       52  1/8      58  3/4        56  3/4        $0.30
September 30      51            49  1/16     52  1/2        51  1/2        $0.30
December 31       46  5/8       44           45  1/4        43  1/4        $0.30





                                                1997
                  -----------------------------------------------------------------
                                   Sales Price
                  -----------------------------------------------
                  Class A                     Class B                       Cash
                  -------                     -------                     Dividends
                    High          Low          High           Low         Declared
                  -------        -----        -------        -----        ---------
March 31          60            56 1/4       56 1/4         53 3/4         $0.30
June 30           60 1/8        53 1/4       56 3/8         50 1/2         $0.30
September 30      60 1/8        55           58             52             $0.30
December 31       57 7/8        46 7/8       58             48 1/4         $0.30