Form 10-K405, Exhibit 13
period 1999-12-31
TECUMSEH PRODUCTS CO
filed 2000-03-24
CIK 96831

                                                                      EXHIBIT 13
TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

FINANCIAL SUMMARY
(Dollars in millions except per share data)

                                           1999 (B)       1998 (C)        1997
                                          ----------     ----------    ---------
Net sales                                 $ 1,814.3      $ 1,750.2     $1,728.3
--------------------------------------------------------------------------------
Operating income                              189.3          141.6        145.2
  % of net sales (a)                           10.4%           8.1%         8.4%
--------------------------------------------------------------------------------
Net income                                    142.0           74.2        100.5
  % of net sales                                7.8%           4.2%         5.8%
--------------------------------------------------------------------------------
Capital expenditures                           73.0           64.4         90.6
--------------------------------------------------------------------------------
Total assets                                1,553.3        1,556.2      1,537.4
--------------------------------------------------------------------------------
Average number of shares
 outstanding (in thousands)                  20,277         21,366       21,879
--------------------------------------------------------------------------------
Per share of common stock:
    Basic and diluted earnings
    Net income                            $    7.00      $    3.47     $   4.59
    Net income exclusive of
      nonrecurring items                       6.56           4.82         4.59

    Cash dividends declared                    1.22           1.20         1.20

    Book value                                51.24          47.69        45.80
--------------------------------------------------------------------------------
Cash provided by operating activities     $   163.3      $   130.6     $  186.7
--------------------------------------------------------------------------------
Average number of employees                  18,900         17,500       17,400
--------------------------------------------------------------------------------

 (a)  Operating income exclusive of the nonrecurring items referred to below.

 (b) 1999 net income includes $14.1 million of nonrecurring gains equivalent to $9.0 million or $.44 per share after taxes.

 (c) 1998 results include a $45 million nonrecurring charge for asset impairment. This charge was equivalent to $28.8 million or $1.35 per share after taxes.

TECUMSEH PRODUCTS COMPANY and SUBSIDIARIES
INDUSTRY SEGMENT INFORMATION  1999
  (Dollars in millions)




                                                  Engine &
                                    Compressor  Power Train     Pump                  Nonrecurring     Total
                 1999                Products     Products     Products   Other (1)    Items (2)    Consolidated
                                  ------------------------------------------------------------------------------
Sales - external customers           $  967.0        $734.3      $113.0     $   --          $   --      $1,814.3
Operating income                         91.5          93.1        14.1       (9.4)            5.5         194.8
Net interest income (expense)            10.7          (0.1)        1.2        8.4              --          20.2
Other non-operating income                 --            --          --         --             8.6           8.6
Income before taxes                     102.2          93.0        15.3       (1.0)           14.1         223.6

Assets                                  716.1         317.8        63.8      455.6              --       1,553.3
Depreciation & amortization              52.7          17.6         1.5        0.6              --          72.4
Capital expenditures                     50.3          20.5         2.0        0.2              --          73.0
----------------------------------------------------------------------------------------------------------------
                 1998
Sales - external customers           $1,048.1        $592.2      $109.9     $   --          $   --      $1,750.2
Operating income                         82.2          57.2        11.5       (9.3)          (45.0)         96.6
Net interest income (expense)            10.8          (0.3)        1.9        8.5              --          20.9
Income before taxes                      93.0          56.9        13.4       (0.8)          (45.0)        117.5

Assets                                  800.3         284.6        99.8      371.5              --       1,556.2
Depreciation & amortization              56.0          16.8         1.2        0.6              --          74.6
Non-cash asset impairment               (45.0)           --          --         --              --         (45.0)
Capital expenditures                     45.8          16.1         1.5        1.0              --          64.4

----------------------------------------------------------------------------------------------------------------
                 1997
Sales - external customers           $1,050.1        $576.8      $101.4     $   --          $   --      $1,728.3
Operating income                         82.7          61.9        11.1      (10.5)             --         145.2
Net interest income (expense)             6.3          (0.4)        2.0        7.7              --          15.6
Income before taxes                      89.0          61.5        13.1       (2.8)             --         160.8

Assets                                  847.4         295.1        92.9      302.0              --       1,537.4
Depreciation & amortization              54.5          15.3         1.3         --              --          71.1
Capital expenditures                     68.0          21.0         1.6         --              --          90.6

----------------------------------------------------------------------------------------------------------------



(1) The "Other" column includes corporate related items, consolidating reclassifications and eliminations, and income and expense items not allocated to reportable segments.

(2) 1999 results include a $14.1 net nonrecurring gain equivalent to $9.0 million or $.44 per share after taxes. This gain is comprised of a $4.6 million gain on curtailment of employee benefit plans at a closed plant, a $4.0 gain on an insurance settlement, and an $8.6 million gain from currency hedging at the Company's Brazilian subsidiary. These gains were partially offset by charges for a plant closing and environmental costs totaling $3.1 million. 1998 results include a $45 million nonrecurring charge for the impairment of assets developed for production of the scroll compressor. This charge was equivalent to $28.8 million or $1.35 per share after taxes.




GEOGRAPHIC SEGMENT INFORMATION

                 --------------------------------  --------------------------   -------------------------
                      External Customer Sales           Operating Income          Net Long-Lived Assets
                     1999       1998        1997     1999     1998      1997      1999     1998     1997
                 --------------------------------  --------------------------   -------------------------
United States    $1,032.8     $948.5      $935.0   $146.2    $59.8    $111.3    $317.6   $336.3   $398.2
Brazil               76.4      121.4       140.7     41.2     22.6      22.3      71.7     82.5     94.4
Canada               58.0       56.8        51.6      3.7      4.3       3.4       0.8      0.7      0.7
France               44.6       51.3        42.5      1.4      9.1       9.8      34.5     40.2     37.7
India                48.4       43.6        11.9     (0.9)      --      (0.8)     42.7     38.1     27.8
Italy                88.1       78.5        51.2      3.2      0.8      (0.8)     10.1     11.1     10.9
All Others          466.0      450.1       495.4       --       --        --        --       --       --
                 --------------------------------  --------------------------   -------------------------
   Totals        $1,814.3   $1,750.2    $1,728.3   $194.8    $96.6    $145.2    $477.4   $508.9   $569.7
                 ================================  ==========================   =========================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Tecumseh Products Company is a full-line, independent global manufacturer of hermetic compressors for air conditioning and refrigeration products, gasoline engines and power train components for lawn and garden applications, and pumps. The Company's products are sold in countries all around the world.
     Products are grouped into three principal industry segments: Compressor Products, Engine and Power Train Products, and Pump Products.
     Net sales in 1999 amounted to $1,814.3 million, an increase of more than 3% over 1998 net sales of $1,750.2 million. Net income for 1999 amounted to $142.0 million, or $7.00 per share compared to net income of $74.2 million, or $3.47 per share in 1998. The 1999 results represent the best annual results in the Company's history both in terms of sales and net income. The earnings results from 1999 include nonrecurring credits totaling $14.1 million ($9.0 million or $.44 per share net of taxes), while 1998 results included a nonrecurring charge of $45.0 million ($28.8 million or $1.35 per share). Exclusive of nonrecurring items, net income of $133.0 million ($6.56 per share) in 1999 was 29% greater than net income of $103.0 million ($4.82 per share) in 1998. The improved 1999 results can be attributed to greater sales in Engine and Power Train products and improved full year operating margins in all major business segments.

Results of Operations

Compressor Products

1999 vs. 1998
     Worldwide Compressor Products sales declined 7.7% to $967.0 million in 1999 from 1998 sales of $1,048.1 million. Approximately half of this decline can be attributed to the translation of sales at lower foreign currency values, primarily the Brazilian Real. The other primary factor leading to the decline in sales is the continuing downward pressure on prices brought about by a market flooded with cheap Asian products both in North America and in Europe. Declines in sales of compressors for the commercial refrigeration market was significant in North America and Europe.
     In spite of lower sales, operating income for the Compressor Products Group increased 11% to $91.5 million in 1999 from $82.2 million in 1998. Operating margins improved from 7.8% in 1998 to 9.5% in 1999. This improvement was largely driven by Tecumseh do Brasil, which benefited from increased profit margins resulting from continued cost cutting efforts and the January 1999 devaluation of the Brazilian Real. As a result of the devaluation, margins on the Brazilian operation's U.S. dollar denominated export sales, which accounted for approximately 70% of the unit's 1999 sales, increased significantly when compared to the pre-devaluation results of 1998. Brazilian operating income nearly doubled in 1999 compared to 1998 and more than offset weakness in the European and North American compressor businesses. Indian operations showed improved sales volume in 1999. However, because of competitive pricing pressures in the refrigerator compressor market, and a relatively high level of manufacturing expenses, the Indian operations remained unprofitable.

1998 vs. 1997
     The Company's worldwide Compressor Products sales amounted to $1,048.1 million in 1998 compared to $1,050.1 million in 1997. Sales increased in North America and Europe reflecting strong economies and good demand for the Company's commercial refrigeration products. Sales growth from the Company's new operations in India offset reduced export sales to Southeast Asia which resulted from economic difficulties in that area of the world. Sales in the Brazilian domestic market declined as the result of deepening economic problems.
     Compressor Products operating margins in 1998 were 7.8% compared to 7.9% in 1997. The downward trend in selling prices continued, but was partially offset by lower commodity costs and aggressive cost savings programs.

Engine and Power Train Products

1999 vs. 1998
     The Engine and Power Train Products Group achieved record results in 1999. Annual sales increased 24% from $592.2 million in 1998 to $734.3 million in 1999. This increase is due primarily to large gains in the sales of medium frame engines for snow throwers and generators. Unit shipments of snow thrower engines increased approximately 80% in 1999 from 1998 levels. Engine demand for electrical power generators was particularly strong, driven not only by normal increases in demand, but also by concerns over the potential year 2000 power situation. Also contributing to this improvement was the combined results of the Italian manufacturing facility and the U.S. transmission production facility, both of which achieved record shipping levels during the year.
     Operating earnings grew 63% to $93.1 million in 1999 from $57.2 million in 1998. Group operating profit margins increased from 9.7% in 1998 to 12.7% in 1999, due in large part to the increased production of value added medium frame engines with greater profit margins. These results were somewhat offset by losses at the Douglas, Georgia engine manufacturing facility due to start-up costs for a second engine assembly line which is scheduled to start production in February 2000.

1998 vs. 1997
     Engine and Power Train Products sales for 1998 grew 3% to $592.2 million compared to 1997 sales of $576.8 million. Unit sales of engines for snow thrower applications fell nearly 45% in 1998 reflecting light snowfall in key urban areas of the country. However, strong demand for walk-behind lawn mower engines and engines for utility applications resulted in total unit sales of engines increasing 14% for the year.
     The 1998 operating income of the Engine and Power Train segment was $57.2 million, down from $61.9 million earned in 1997. The positive impact of higher overall unit sales volume was more than offset by the decline in higher margin, value added snow thrower engines.

Pump Products

     Pump Product sales in 1999 amounted to $113.0 million compared to $109.9 million in 1998, an increase of 2.8%. In 1998, this segment experienced an 8% increase in sales over 1997 sales of $101.4 million. Increased penetration in water gardening markets has been largely responsible for this growth. Pump products operating margins amounted to 12.5% in 1999 compared to 10.5% in 1998. In 1999, operating income of $14.1 million increased 22.6% from 1998 operating income of $11.5 million. This improvement is due to increased industrial pump contribution margins and reduced expenditures in 1999 for marketing and promotion of the water gardening product line. Operating income in 1998 increased 3.6% over the 1997 operating income of $11.1 million primarily due to the increased market for water gardening products, partially offset by increased marketing and promotional expenses.

Nonrecurring Items

     In 1999, the Company recorded nonrecurring credits amounting to $14.1 million ($9.0 million or $.44 per share net of tax). An $8.6 million ($5.6 million or $.27 per share net of tax) nonrecurring gain resulting from currency hedging at the Brazilian subsidiary was recorded in the first quarter. A fourth quarter net credit of $5.5 million ($3.4 million or $.17 per share after tax) was comprised of a $4.6 million gain on the curtailment of employee benefit plans at the Company's now closed Acklin Stamping Plant, a gain of $4.0 million resulting from the settlement of insurance claims and a charge for plant closing and environmental costs amounting to $3.1 million.
     In 1998, the Company recorded a fourth quarter asset impairment charge of $45.0 million ($28.8 million or $1.35 per share) to reduce the carrying amount of assets dedicated to the production of scroll compressors to estimated fair market value. Based on the Company's expected manufacturing costs, existing market conditions and an anticipated lengthy introduction period, it was estimated that the future cash flows from the scroll product line would not be sufficient to cover the carrying amount of the Company's buildings, tooling, machinery and equipment dedicated to its production.

Interest Income and Income Tax

     Interest income and other, net amounted to $28.1 million, $27.8 million and $21.9 million in 1999, 1998 and 1997, respectively. The significant increase from 1997 to 1998 was attributable to increased Brazilian interest rates in 1998 prior to the devaluation of the Real. The Company's effective income tax rate in 1999 was 36.5% compared to 36.9% in 1998 and 37.5% in 1997. The lower effective tax rate in 1999 when compared to 1998 results primarily from increased tax benefits arising from the Company's Foreign Sales Corporation (FSC). The lower effective tax rate in 1998 compared to 1997 results primarily from reduced foreign income tax rates.

Liquidity and Capital Resources

     Historically, the Company's primary source of cash has been net cash provided by operations. For the year ended 1999, operations generated cash flows of $163.3 million, an increase of 25% over 1998. This increase results primarily from improved operating results partially offset by increased working capital requirements.
     Capital expenditures for 1999 amounted to $73.0 million compared to $64.4 million in 1998. Approximately $50 million was spent on capacity expansion primarily in the Brazilian and French compressor facilities along with expenditures to further the completion of the compressor plant in Ballabgarh, India. Approximately $20 million was spent on capacity expansion at the Company's engine manufacturing plants in Italy and in New Holstein, Wisconsin.
     Net cash used by financing activities amounted to $85.2 million in 1999 compared to $93.1 million in 1998. During 1999, the Company repurchased 1,087,500 shares of its Class A common stock for $57.7 million and paid dividends on its common stock amounting to $24.7 million. Net repayments of long-term debt amounted to $2.8 million.
     The Company continued to preserve its strong liquid financial position by maintaining a cash and cash equivalent balance of $270.5 million at December 31,1999. Working capital of $618.6 million at December 31, 1999 was up from $605.9 million at December 31, 1998. The ratio of current assets to current liabilities increased from 3.2 in 1998 to 3.4 in 1999.

Projected Cash Requirements

     On November 24, 1999, the Company announced its intention to repurchase up to one million shares of Class A common stock over the next year. This was the third stock repurchase program initiated by the Company since November 1997. As of February 4, 2000, a total of 193,500 shares had been acquired under the new authority leaving a balance of up to 806,500 shares that may be repurchased during the remainder of 2000. A total of 2,193,500 shares have been repurchased since November 1997. The Company intends to continue open market stock purchases depending on market conditions and other factors.
     Capital expenditures for 2000 are projected to be approximately $100 million with a significant amount targeted for further capacity expansion in Brazil. The Company has been evaluating courses of action to consolidate compressor manufacturing capacity in North America in an effort to reduce the cost structure of its compressor models and produce a more competitively priced product. It is likely that the Company will choose to close one or more compressor and/or component manufacturing facilities. The total cost of these actions has not yet been determined. However, certain of these costs are likely to require cash outlays, and although an exact amount and timing of the outlays cannot be precisely estimated at this time, the majority of these expenditures are expected to be made in 2000 and 2001.
     Working capital requirements, planned capital investment, capacity consolidation, restructuring costs and stock repurchase costs for 2000 are expected to be financed primarily through internally available funds, supplemented, if necessary, by borrowings and other sources of external financing.

Long-Term Liquidity

     The Company anticipates that it will be able to continue to fund its long-term liquidity requirements, including capital expenditures and working capital needs, from internally generated funds supplemented by borrowings and other financing arrangements, as required. The Company maintains a $100 million revolving credit facility which is available for general corporate purposes. Other available financing sources include long-term financing arrangements in connection with state sponsored investment incentive programs, short-term borrowing and various financial instruments to finance foreign working capital requirements and hedge exposure to foreign currency exchange risks.
     The Company regularly considers various strategic business opportunities including acquisitions. Tecumseh evaluates such potential acquisitions on the basis of their ability to enhance the Company's existing products, operations, or capabilities, as well as provide access to new products, markets and customers. Although no assurances can be given that any acquisition will be consummated, the Company may finance such acquisitions through a number of sources including available cash resources, new debt financing, the issuance of equity securities or any combination of the above.

International Operations

     As of December 31, 1999, approximately 40% of the Company's consolidated net sales and 32% of the Company's total assets were outside of North America, primarily in Brazil, France, Italy and India. Additionally, the Company's North American Compressor Group imports approximately $59.9 million of compressors and components from the Company's Brazilian subsidiary for sale in North America and for re-export. Management believes that international operations have been, and will continue to be a significant benefit to overall Company performance. However, the Company's international operations are subject to a number of risks inherent with operating abroad, including, but not limited to, world economic conditions, political instability and currency rate fluctuations. There can be no assurances that these risks will not have a material adverse impact on the Company's foreign or consolidated net sales, or on its results of operations or financial condition. For further information, see "Quantitative and Qualitative Disclosures About Market Risk" and "Euro Conversion" below.

Euro Conversion

     On January 1, 1999, certain member nations of the European Economic and Monetary Union ("EMU") entered into a three-year transition phase during which a common currency called the "Euro" is being introduced in the participating countries. Initially, this new currency is being used for financial transactions, and it will progressively replace the old national currencies that will be withdrawn by July 2002. The transition to the Euro currency will involve changing all currency denominated contracts, budgetary records and financial reporting systems, as well as the simultaneous handling of dual currencies and the conversion of historical data. Much concern and uncertainty exists regarding the effects that the conversion to the Euro may have on the marketplace. The Company is in the process of analyzing the potential effects of the conversion on competitive conditions, contracts, currency risks, financial instruments, as well as the accounting and tax consequences of the conversion.
     Additionally, the Company's European subsidiaries are in the process of evaluating their options for (or are implementing) the conversion of data and financial systems to make them Euro currency compliant. Implementation plans have been developed, and the Company expects that all necessary actions will be taken in a timely manner. Currently, the Company's European operations have the capability to conduct their financial transactions in multiple currencies. The primary concern is the conversion of manufacturing accounting systems, purchasing systems, historical data bases and system interfaces to handle the reporting in the new Euro currency. The Company estimates that an additional $1.0 million will be spent during 2000 and 2001 to complete the conversion to Euro compliant systems. The actual costs incurred through December 31, 1999 have been combined with the stated amounts for the Year 2000 project. The Company does not expect the costs associated with the conversion will be material to its results of operations, financial condition, or liquidity.

Quantitative and Qualitative Disclosures About Market Risk

     The Company is exposed to market risk during the normal course of business from credit risk associated with accounts receivable and from changes in interest rates, commodity prices and foreign currency exchange rates. The exposure to these risks is managed through a combination of normal operating and financing activities which include the use of derivative financial instruments in the form of foreign currency forward exchange contracts and commodity forward purchasing contracts.
     Credit Risk - Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash investments and accounts receivable. The Company places its cash investments in bank deposits and investment grade, short-term debt instruments (predominately commercial paper) with reputable credit-worthy counterparties and, by policy, limits the amount of credit exposure to any one counterparty.
     The Company uses contemporary credit review procedures to approve customer credit. Customer accounts are actively monitored and collection efforts are pursued within normal industry practice. Management believes that concentrations of credit risk with respect to receivables are limited due to the large number of customers in the Company's customer base, and their dispersion across different industries and geographic areas.
     A portion of export accounts receivable of the Company's Brazilian subsidiary is sold at a discount. Discounted receivable balances in the Brazilian subsidiary at December 31, 1999 and 1998 were $18.0 and $15.4 million, respectively, and the discount rate was 7.3% in both 1999 and 1998. The Company maintains an allowance for losses based upon the expected collectability of all accounts receivable, including receivables sold.
     Interest Rate Risk - The Company is subject to minimal interest rate risk in relation to a variable rate, long-term Industrial Development Revenue Bonds payable and to short-term variable rate borrowings used by our foreign subsidiaries to manage their working capital needs. The Company's debt profile is insignificant compared to the liquid cash assets held by the Company, and if interest rates were to decrease substantially, the Company would simply pay off the debt. The Company is also subject to interest rate risk relating to interest earned on its short-term funds invested.
     Commodity Price Risk - The Company uses commodity forward purchasing contracts to help control the cost of traded commodities, primarily copper and aluminum, used as raw material in the production of compressor motors and components and engines. Company policy allows local management to contract commodity forwards for a limited percentage of projected raw material requirements up to one year in advance. At December 31, 1999 and 1998, the Company held a total notional value of $39.5 and $32.5 million, respectively in commodity forward purchasing contracts. These contracts were not recorded on the balance sheet as they did not require an initial cash outlay and do not represent a liability until delivery of the commodities are accepted.
     Foreign Currency Exchange Risk - The Company is subject to foreign currency exchange exposure for operations whose assets and liabilities are denominated in currencies other than U.S. dollars. On a normal basis, the Company does not attempt to hedge the foreign currency translation fluctuations in the net investments in its foreign subsidiaries. The Company does from time to time enter into short-term forward exchange contracts to sell or purchase foreign currencies at specified rates based on estimated foreign currency cash flows. Company policy allows local management to hedge known receivables or payables and forecasted cash flows up to a year in advance. Under the provisions of Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation", the results of hedging activity offset the currency exchange exposure of the foreign currency transactions being hedged and net results are recognized in net income when the transactions are settled. It is the policy of the Company not to purchase financial and/or derivative instruments for speculative purposes. At December 31, 1999 and 1998, the Company held foreign currency forward contracts with a total notional value of $67.5 and $76.3 million, respectively.

Impact of Foreign Currencies

     In January 1999, the Brazilian currency, the Real, was allowed by the Brazilian government to freely rise and fall according to prevailing market conditions. This resulted in a rapid and substantial reduction in market value of the Real, which had been trading at approximately .83 U.S. dollars (83 cents) for each Real at December 31, 1998. At December 31, 1999, the Real was trading at .55 U.S. dollars (55 cents) for each Real. This decline in the market value of the Real had the effect of reducing the U.S. dollar value of the Company's beginning of the year investment in the Brazilian net assets by $43.6 million at December 31, 1999.
     In anticipation of the devaluation of the Brazilian Real in early 1999, the Company's Brazilian subsidiary invested in a forward exchange contract denominated in U.S. dollars. This hedging contract was settled in the first quarter of 1999 resulting in a nonrecurring gain of $8.6 million ($5.6 million or $.27 per share after tax).
     Currency fluctuations in Europe have also had a fairly significant impact on the dollar value of the Company's investments in its French (compressor) and Italian (engine) subsidiaries. At December 31, 1999, the Company's investment in the European beginning balance of net assets have declined in U.S. dollar value by $17.1 and $2.9 million for the French and Italian subsidiaries, respectively. Under applicable accounting standards, translation adjustments relating to the Company's investments in foreign affiliates are reflected in other comprehensive income (part of stockholder's equity) in the period in which they arise.
     Because of exchange rate differences between the U.S. dollar and the French franc at December 31, 1999, the Company's French subsidiary recorded a $2.3 million pretax ($1.5 million or $.07 per share after tax) charge against income for unrealized losses on forward exchange contracts which did not qualify for hedge accounting (deferral) treatment under the provisions of SFAS No. 52. These unrealized losses will reverse in year 2000 when the contracts are settled, and the actual gain or loss on the contracts will be recognized in income along with the hedged forecasted foreign currency transactions which actually occur.

Environmental

     The U.S. Environmental Protection Agency (EPA) is in the process of final rule development of Phase II emission standards for handheld small off-road engines which include the two-cycle engines produced by the Company. The Company already produces competitively priced engines that comply with current EPA and California Air Resources Board (CARB) Standards. The Phase II standards have been finalized for non-handheld four-cycle engines. Phase-in of the rules for non-handheld four-cycle engines will take place between the 2001 and 2006 model years. It is not possible at this time to determine the related costs of compliance, nor the impact on the competitive position of the Company.
     The state of California began enforcing the CARB Tier II Emission Standards effective January 1, 2000. All rotary mower engines now require overhead valve technology in the state of California. All of the Company's overhead valve engine models have been certified to comply with these emission standards.
     The Company is subject to various federal, state and local laws relating to the protection of the environment, and is actively involved in various stages of investigation or remediation for sites where contamination has been alleged. (See Note 8 to the financial statements.) Liabilities, relating to probable remediation activities, are recorded when the costs of such activities can be reasonably estimated based on the facts and circumstances currently known. Difficulties exist estimating the future timing and ultimate costs to be incurred due to uncertainties regarding the status of laws, regulations, levels of required remediation, changes in remediation technology and information available.
       At December 31, 1999 and 1998, the Company had accrued $42.4 million and $43.3 million, respectively for environmental remediation, including $31.5 and $33.8 million, respectively relating to the Sheboygan River and Harbor Superfund Site. As these matters continue toward final resolution, amounts in excess of those already provided may be necessary to discharge the Company from its obligations for these sites. Such amounts, depending on their amount and timing, could be material to reported net income in the particular quarter or period which they are recorded. In addition, the ultimate resolution of these matters, either individually or in the aggregate, could be material to the consolidated financial statements.

Year 2000 Readiness Results

     In 1997, the Company began reviewing its manufacturing, financial and administrative information systems in development of a plan to make timely modifications related to the Year 2000. The costs of making the required systems changes were estimated to be approximately $9 million. These costs were generally not incremental to existing information technology budgets but rather related to internal resources that were re-assigned and implementation time tables that were accelerated. As of December 31, 1999, the Company had spent approximately $8.4 million to complete the modifications to become Year 2000 compliant.
     As of the end of January 2000, several minor incidences of hardware or software malfunction had been reported relating to the Year 2000 issue. Most of the reported problems were corrected within three working days at the beginning of January. The remaining issues were handled with temporary clock roll-backs or manual procedures until corrective software could be implemented or hardware replaced. There were no significant work or operation delays associated with the Year 2000 issue, and none are expected going forward.

Outlook

     In the year 2000, growth in sales and profitability in our Brazilian compressor factories should continue as the local economy continues to improve and as we gain business in other parts of the world. North American compressor results will continue to face world over-capacity from low-cost foreign competition especially in the room air conditioner market. The Company is adding some room air compressor capacity at its low-cost Brazilian facility for export to the U.S. in order to compete effectively with low-priced compressors currently being exported from Korea into the U.S. In addition, the Company will continue its efforts to increase competitiveness in world markets by focusing on cost reduction programs, product quality, delivery and service. To achieve these objectives, the Company anticipates undertaking several initiatives to realign and consolidate production worldwide. It is likely that future results will be impacted by one or more nonrecurring charges as these plans are finalized. While the exact timing and amount of these potential charges cannot be estimated with any degree of accuracy, it is possible they could be recorded over a one to three year period and could range as high as $25-$35 million in aggregate on a pre-tax basis.
     Tecumseh expects the coming year to include a different mix of engine business as it is likely that the demand for snow thrower and generator engines will moderate in 2000. This will put pressure on Engine and Power Train margins, and the task will be to find and develop other engine applications, product designs and cost control avenues to maintain profitability. In February 2000, the Douglas, Georgia plant is scheduled to double its engine producing capacity with the completion of the second engine assembly line. With the start-up costs behind them, management anticipates this facility will show improved productivity and profitability. This additional capacity along with planned year 2000 capital investments should provide a platform from which the Company can increase its market share and competitiveness in the Engine and Power Train business.
     Management expects results in 2000 could be equal to or greater than those achieved in 1999. The Company faces a highly competitive world market in all its major business segments. Although the Company is well positioned and prepared to meet these challenges in the coming year, there can be no assurances that the growth and record results experienced in 1999 will be repeated in 2000. Information contained in this "Outlook" section should be read in conjunction with the cautionary language and discussion of risks included in the "Uncertainty Relating to Forward Looking Statements" section below.

New Accounting Pronouncement

     In 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." Initially, this statement was to become effective for the Company's calendar year 2000; however, in July 1999 the FASB postponed the effective date of SFAS No. 133 for one year. The Company plans to adopt the new standard in the first quarter of calendar year 2001, as required.
     SFAS No. 133 establishes new standards requiring companies to measure and record the fair value of most derivative financial instruments and include those amounts as assets and liabilities in the balance sheet. Forward contracts for purchases of raw materials (such as copper and aluminum) that require delivery of the commodity are exempt from this treatment. However, contracts which contain elements of derivative financial instruments, such as net settlement terms, are subject to the provisions of the statement. Gains and losses that result from changes in the fair value of derivatives will be recognized in the income statement. Gains and losses that qualify for hedge accounting will have different treatment depending on their classification as a fair value hedge, a cash flow hedge, or a net investment hedge. Treatment can also vary if a derivative is used to hedge foreign currency denominated assets, transactions or an investment in a foreign investee.
     The Company is currently reviewing its policies with regard to forward exchange (hedge) contracts both from a perspective of what transaction types and amounts to hedge, and how far out into the future currency risk should be hedged. However, based on the Company's current policies and procedures for the use of financial derivatives and hedging instruments, it is management's opinion that the implementation of SFAS No. 133 should not have a material impact on the Company's consolidated reported results of operations or financial position.

Uncertainties Relating to Forward-Looking Statements

     This report contains forward-looking statements within the meaning of the "Private Securities Litigation Reform Act of 1995" and are subject to the safe harbor provisions created by that Act. In addition, forward-looking statements may be made orally in the future by or on behalf of the Company. Forward-looking statements can be identified by the use of terms such as "expects", "should", "may", "believes", "anticipates", "will", and other future tense and forward-looking terminology.
     Actual results may differ materially from those projected as a result of certain risks and uncertainties, including, but not limited to, i) changes in business conditions and the economy in general in both foreign and domestic markets; ii) weather conditions affecting demand for air conditioners, lawn and garden products and snow throwers; iii) the extent to which the demand for generators will continue; iv) financial market changes, including fluctuations in interest rates and foreign currency exchange rates; v) economic trend factors such as housing starts; vi) governmental regulations; vii) availability of materials; viii) actions of competitors; ix) the ultimate cost of resolving environmental matters; x) the extent of any business disruption resulting from the conversion to the Euro; and xi) the Company's ability to profitably develop, manufacture and sell both new and existing products. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED INCOME
(Dollars in millions except per share data)

                                                     FOR THE YEARS ENDED DECEMBER 31,
                                                   ------------------------------------
                                                       1999          1998          1997
                                                   ---------    ---------     ---------
NET SALES                                          $1,814.3     $1,750.2      $1,728.3

    Cost of sales and operating expenses            1,507.4      1,492.8       1,478.7

    Selling and administrative expenses               117.6        115.8         104.4

    Nonrecurring (gain) charges                        (5.5)(a)     45.0 (b)        --
                                                   ---------    ---------     ---------

OPERATING INCOME                                      194.8         96.6         145.2

    Interest expense                                   (7.9)        (6.9)         (6.3)

    Interest income and other, net                     28.1         27.8          21.9

    Nonrecurring gain                                   8.6 (c)       --            --
                                                   ---------    ---------     ---------

INCOME BEFORE TAXES ON INCOME                         223.6        117.5         160.8

  Taxes on income                                      81.6         43.3          60.3
                                                   ---------    ---------     ---------

NET INCOME                                           $142.0        $74.2        $100.5
------------------------------------------------------------    ---------     ---------


BASIC AND DILUTED EARNINGS PER SHARE                  $7.00        $3.47         $4.59
---------------------------------------------------------------------------------------

(a) 1999 operating income includes a net $5.5 million nonrecurring gain which consisted of a $4.6 million gain from the curtailment of employee benefit plans at a closed plant, a $4.0 million gain on an insurance settlement and offsetting charges for plant closing and environmental costs totaling $3.1 million. This net gain was equivalent to $0.17 per share after taxes.

(b) 1998 operating income includes a $45 million nonrecurring charge for asset impairment. This charge was equivalent to $1.35 per share after taxes.

(c) 1999 net income includes a nonrecurring gain of $8.6 million from currency hedging. This gain was equivalent to $0.27 per share after taxes.

The accompanying notes are an integral part of these statements.

TECUMSEH PRODUCT COMPANY AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY
(Dollars in millions)

                                           COMMON STOCK
                                     -----------------------                               ACCUMULATED
                                                                   CAPITAL                     OTHER           TOTAL
                                      CLASS A       CLASS B       IN EXCESS     RETAINED   COMPREHENSIVE   STOCKHOLDERS'
                                   $1 PAR VALUE   $1 PAR VALUE  OF PAR VALUE    EARNINGS   INCOME/(LOSS)       EQUITY
                                   ------------   ------------  ------------    --------   -------------   -------------
BALANCE, DECEMBER 31, 1996               $16.4           $5.5          $29.9     $883.8           $11.9           $947.5
COMPREHENSIVE INCOME:
Net income                                                                        100.5                            100.5
Translation adjustments                                                                           (19.6)           (19.6)
  TOTAL COMPREHENSIVE INCOME                                                                                        80.9
Cash dividends                                                                    (26.3)                           (26.3)
Stock repurchase                                                        (1.9)                                       (1.9)
                                   -----------    -----------   ------------   --------   -------------   --------------
BALANCE, DECEMBER 31, 1997                16.4            5.5           28.0      958.0            (7.7)         1,000.2
COMPREHENSIVE INCOME:
Net income                                                                         74.2                             74.2
Translation adjustments                                                                            (4.1)            (4.1)
  TOTAL COMPREHENSIVE INCOME                                                                                        70.1
Cash dividends                                                                    (25.6)                           (25.6)
Stock repurchase                          (1.0)                        (28.0)     (20.0)                           (49.0)
                                   -----------    -----------   ------------   --------   -------------   --------------
BALANCE, DECEMBER 31, 1998                15.4            5.5            0.0      986.6           (11.8)           995.7
COMPREHENSIVE INCOME:
Net income                                                                        142.0                            142.0
Minimum pension liability                                                                          (1.5)            (1.5)
Translation adjustments                                                                           (39.6)           (39.6)
  TOTAL COMPREHENSIVE INCOME                                                                                       100.9
Cash dividends                                                                    (24.7)                           (24.7)
Stock repurchase                          (1.1)                                   (56.6)                           (57.7)
                                   -----------    -----------   ------------   --------   -------------   --------------
BALANCE, DECEMBER 31, 1999               $14.3           $5.5           $0.0   $1,047.3          $(52.9)        $1,014.2
                                   ===========    ===========   ============   ========   =============   ==============


The accompanying notes are an integral part of these statements.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)

                                                                                     DECEMBER 31,
                                                                               ----------------------
ASSETS                                                                            1999         1998
                                                                               ---------    ---------
CURRENT ASSETS:
   Cash and cash equivalents                                                     $270.5       $277.7
   Accounts receivable, trade, less allowance for doubtful
      accounts of $6.5 million in 1999 and $6.1 million in 1998                   268.6        256.7
   Inventories                                                                    266.3        275.7
   Deferred and recoverable income taxes                                           44.2         42.2
   Other current assets                                                            24.7         25.5
                                                                               ---------    ---------
           TOTAL CURRENT ASSETS                                                   874.3        877.8
                                                                               ---------    ---------

PROPERTY, PLANT, AND EQUIPMENT, at cost:
   Land and land improvements                                                      19.9         20.0
   Buildings                                                                      167.4        173.9
   Machinery and equipment                                                        788.7        780.0
   Construction in progress                                                        46.5         99.5
                                                                               ---------    ---------
                                                                                1,022.5      1,073.4
   Less accumulated depreciation                                                  545.1        564.5
                                                                               ---------    ---------
           PROPERTY, PLANT AND EQUIPMENT, net                                     477.4        508.9
                                                                               ---------    ---------

EXCESS OF COST OVER ACQUIRED NET ASSETS, less accumulated
      amortization of $21.8 million in 1999 and $20.0 million in 1998              48.2         57.0
DEFERRED INCOME TAXES                                                              39.2         24.6
PREPAID PENSION EXPENSE                                                            98.6         76.5
OTHER ASSETS                                                                       15.6         11.4
                                                                               ---------    ---------
           TOTAL ASSETS                                                        $1,553.3     $1,556.2
                                                                               =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable, trade                                                       $120.0       $121.5
   Income taxes payable                                                             2.6          9.7
   Short-term borrowings                                                            7.9         10.6
   Accrued liabilities:
      Employee compensation                                                        38.1         36.4
      Product warranty and self-insured risks                                      33.5         34.6
      Other                                                                        53.6         59.1
                                                                               ---------    ---------
           TOTAL CURRENT LIABILITIES                                              255.7        271.9

LONG-TERM DEBT                                                                     15.6         17.2
OTHER POSTRETIREMENT BENEFIT LIABILITIES                                          188.4        187.6
PRODUCT WARRANTY AND SELF-INSURED RISKS                                            28.8         32.5
ACCRUAL FOR ENVIRONMENTAL MATTERS                                                  35.6         36.7
PENSION LIABILITIES                                                                15.0         14.6
                                                                               ---------    ---------
           TOTAL LIABILITIES                                                      539.1        560.5
                                                                               ---------    ---------

STOCKHOLDERS' EQUITY
   Class A common stock, $1 par value; authorized 75,000,000 shares;
      issued 14,322,938 and 15,410,438 shares in 1999 and 1998, respectively       14.3         15.4
   Class B common stock, $1 par value; authorized 25,000,000 shares;
      issued 5,470,146 shares in 1999 and 1998                                      5.5          5.5
   Retained earnings                                                            1,047.3        986.6
   Accumulated other comprehensive income (loss)                                  (52.9)       (11.8)
                                                                               ---------    ---------
           TOTAL STOCKHOLDERS' EQUITY                                           1,014.2        995.7
                                                                               ---------    ---------
           TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $1,553.3     $1,556.2
                                                                               =========    =========

The accompanying notes are an integral part of these statements.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in millions)

                                                         FOR THE YEARS ENDED DECEMBER 31,
                                                       -----------------------------------
                                                           1999       1998       1997
                                                          -------    -------    -------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                             $142.0      $74.2     $100.5
   Adjustments to reconcile net income to net cash
      provided by operating activities:
         Depreciation and amortization                      72.4       74.6       71.1
         Impaired asset write-down                            --       45.0         --
         Accounts receivable                               (29.9)     (50.0)      (6.3)
         Inventories                                        (5.3)     (15.1)      11.9
         Payables and accrued expenses                      10.0       23.4        8.4
         Prepaid pension expense                           (22.1)     (18.1)     (11.8)
         Other                                              (3.8)      (3.4)      12.9
                                                          -------    -------    -------
            Cash Provided By Operating Activities          163.3      130.6      186.7
                                                          -------    -------    -------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                    (73.0)     (64.4)     (90.6)
   Business acquisition, net of cash acquired                 --         --      (46.9)
                                                          -------    -------    -------
            Cash Used In Investing Activities              (73.0)     (64.4)    (137.5)
                                                          -------    -------    -------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Dividends paid                                          (24.7)     (25.6)     (26.3)
   Proceeds from borrowings                                  0.5        5.4       25.3
   Repayments of borrowings                                 (3.3)     (23.9)     (11.8)
   Repurchases of common stock                             (57.7)     (49.0)      (1.9)
                                                          -------    -------    -------
            Cash Used In Financing Activities              (85.2)     (93.1)     (14.7)
                                                          -------    -------    -------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                    (12.3)       0.5       (8.1)
                                                          -------    -------    -------

            INCREASE (DECREASE) IN CASH
               AND CASH EQUIVALENTS                         (7.2)     (26.4)      26.4

CASH AND CASH EQUIVALENTS:
            Beginning of period                            277.7      304.1      277.7
                                                          -------    -------    -------
            End of period                                 $270.5     $277.7     $304.1
                                                          =======    =======    =======


The accompanying notes are an integral part of these statements.

Tecumseh Products Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.   Accounting Policies
   BUSINESS DESCRIPTION -- Tecumseh Products Company (the "Company") is a full-line, independent global manufacturer of hermetic compressors for air conditioning and refrigeration products, gasoline engines and power train components for lawn and garden applications, and pumps. The Company's products are sold in countries all around the world.
   PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's investments in unconsolidated affiliates are generally accounted for on the equity basis. All significant intercompany transactions and balances have been eliminated.
   CASH EQUIVALENTS -- Cash equivalents consist of commercial paper and other short-term investments that are readily convertible into cash.
   INVENTORIES -- Inventories are valued at the lower of cost or market, generally on the first-in, first-out basis.
   PROPERTY, PLANT AND EQUIPMENT -- Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expense as incurred. For financial statement purposes, depreciation is determined using the straight-line method at rates based upon the estimated useful lives of the assets. Depreciation expense was $70.5, $72.3, and $68.4 million in 1999, 1998 and 1997, respectively.
   EXCESS OF COST OVER ACQUIRED NET ASSETS -- Assets and liabilities related to business combinations accounted for as purchases are recorded at fair value. The excess of cost over the net tangible assets acquired is being amortized on a straight-line basis over forty years.
   DERIVATIVE FINANCIAL INSTRUMENTS -- Derivative financial instruments are occasionally utilized by the Company to manage risk exposure to movements in foreign exchange rates. The Company, from time to time, enters into forward exchange contracts to obtain foreign currencies at specified rates based on expected future cash flows for each currency. The premium or discount on the contracts is amortized over the life of the contract, and the unrealized gain or loss on the balance sheet date is recognized in net income. The Company does not hold derivative financial instruments for trading purposes.
   PRODUCT WARRANTY -- Provision is made for the estimated cost of maintaining product warranties at the time the product is sold.
   SELF-INSURED RISKS -- Provision is made for the estimated costs of known and anticipated claims under the deductible portions of the Company's liability and workers' compensation insurance policies. In addition, provision is made for the estimated cost of post-employment benefits at employment separation.
    ENVIRONMENTAL EXPENDITURES -- Expenditures for environmental safekeeping are expensed or capitalized as appropriate. Costs associated with remediation activities are expensed. Liabilities relating to probable remedial activities are recorded when the costs of such activities can be reasonably estimated and are not discounted or reduced for possible recoveries from insurance carriers.
   COMPREHENSIVE INCOME -- Accumulated other comprehensive income or loss shown in the consolidated statement of shareholders' equity at December 31, 1999 is net of tax effects and includes accumulated foreign currency translation adjustments of $51.4 million and an adjustment for a minimum pension liability of $1.5 million. The December 31, 1998 and 1997 accumulated other comprehensive income is comprised solely of accumulated foreign currency translation adjustments, net of tax effects.
    EARNINGS PER SHARE -- Basic and diluted earnings per share are equivalent. Earnings per share are computed based on the weighted average number of common shares outstanding for the periods reported. The weighted average number of common shares used in the computations was 20,276,925 in 1999, 21,365,958 in 1998, and 21,878,995 in 1997.
   RESEARCH, DEVELOPMENT AND TESTING EXPENSES -- Company sponsored research, development, and testing expenses related to present and future products are expensed as incurred and were $29.8, $32.4, and $32.6 million in 1999, 1998 and 1997, respectively.
    ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts during the reporting period and at the date of the financial statements. Significant estimates include accruals for product warranty, self-insured risks, pension and postretirement benefit obligations and environmental matters. Actual results could differ materially from those estimates.
    RECLASSIFICATIONS -- Certain amounts included in the prior years' financial statements have been reclassified to conform to the 1999 presentation.
    NEW ACCOUNTING STANDARDS -- In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company plans to adopt the new standard with the first quarter of 2001, as required.
    SFAS No. 133 establishes new standards for recognizing all derivatives as either assets or liabilities, and measuring those instruments at fair value. Management is currently evaluating the impact SFAS No. 133 will have on reported results of operations and on consolidated financial position. Based on the Company's current policies and procedures for the use of financial derivatives and hedging instruments, it is management's opinion that SFAS No. 133 will not have a material effect on the Company's consolidated financial statements.

NOTE 2.   Foreign Currency Translation
     At December 31, 1999 all of the Company's foreign subsidiaries use the local currency of the country of operation as the functional currency. Assets and liabilities are translated into U.S. dollars at year-end exchange rates while revenues and expenses are translated at average monthly exchange rates. The resulting translation adjustments are recorded as a component of stockholders' equity:

                                                      1999         1998
                                                      ----         ----
    (Dollars in millions)

    Balance at January 1                            $(11.8)        $ (7.7)

    Effect of balance sheet translations:

       Amount                                        (65.4)          (6.8)

       Tax effect                                     25.8            2.7
                                                    ---------------------

    Balance at December 31                          $(51.4)        $(11.8)
                                                    =====================

    Aggregate gains and losses on foreign currency transactions and balances denominated in foreign currencies are recognized in current income. Net gains of $6.0 million were recorded in 1999. Amounts for 1998 and 1997 were not significant.
  During early 1999, the value of the Brazilian Real was allowed to float according to market conditions. This resulted in a rapid and substantial reduction in market value of the Real from its trading value of .83 U.S.
dollars (83 cents) at December 31, 1998.

Note 3:  Pension and Other Postretirement Benefit Plans
    The Company has defined benefit retirement plans that cover substantially all domestic employees. Plans covering salaried employees generally provide pension benefits that are based on average earnings and years of credited service. Plans covering hourly employees generally provide pension benefits of stated amounts for each year of service. The Company sponsors a retiree health care benefit plan, including retiree life insurance, for eligible salaried employees and their eligible dependents. At certain divisions, the Company also sponsors retiree health care benefit plans for hourly retirees and their eligible dependents. The retiree health care plans, which are unfunded, provide for coordination of benefits with Medicare and any other insurance plan covering a participating retiree or dependent, and have lifetime maximum benefit restrictions. Some of the retiree health care plans are contributory, with retiree contributions adjusted annually. The Company has reserved the right to interpret, change or eliminate these health care benefit plans.
    At the beginning of 1999, the Company changed the measurement date (the date upon which plan assets and obligations are measured) from December 31 to September 30 to facilitate the preparation and reporting of pension and postretirement plan data. Information regarding the funded status and net periodic benefit costs are reconciled to or stated as of the fiscal year end at December 31.
    The following tables provide a reconciliation of the changes in the plans' benefit obligations, fair value of assets and funded status for 1999 and 1998:

(Dollars in millions)                      Pension                  Other
                                    --------------------    --------------------
                                       1999        1998        1999       1998
                                    --------------------    --------------------
Reconciliation of benefit
 obligation:
  Benefit obligation at
   beginning of period                $277.5      $280.9       144.0     $139.5
  Service cost                           7.7         6.6         5.0        4.6
  Interest cost                         17.8        17.4         8.9        9.0
  Actuarial (gain)loss                 (20.8)      (11.0)      (17.4)      (3.8)
  Curtailment (gain)loss                --          --          (5.5)      --
  Benefit payments                     (13.4)      (16.4)       (5.8)      (5.3)
                                    --------------------    --------------------
  Benefit obligation at
   measurement date                   $268.8      $277.5      $129.2     $ 44.0
                                    ====================    ====================




(Dollars in millions)                                           Pension                           Other
                                                         ---------------------------  -------------------------------
                                                         1999             1998             1999           1998
                                                        ----------------------------  -------------------------------
Reconciliation of fair value of plan assets:
  Fair value at beginning
   of period                                            $ 572.4          $ 502.4
  Actual return on plan
   assets                                                   8.0             86.2
  Employer contributions                                    0.1              0.2
  Benefit payments                                        (13.4)           (16.4)
                                                        ----------------------------
  Fair value at
   measurement date                                     $ 567.1          $ 572.4
                                                        ============================

Funded status:
  Funded status at
   measurement date                                     $ 298.3          $ 294.9          $(129.2)       $(144.0)
  Unrecognized transition
   (asset) obligation                                      (8.8)           (10.7)            --             --
  Unrecognized prior
   service cost                                            13.5              8.6            (10.4)         (12.2)
  Unrecognized (gain)                                    (204.4)          (216.3)           (53.2)         (37.7)
                                                        ----------------------------  -------------------------------
  Prepaid (accrued)
   benefits                                             $  98.6          $  76.5          $(192.8)       $(193.9)
                                                        ============================  ===============================

The following tables provide the components of net periodic benefit cost for 1999, 1998 and 1997:

(Dollars in millions)                                                       1999           1998            1997
                                                                        ------------ --------------- ----------------
Pension Benefits:
  Service cost                                                             $  7.7         $  6.6           $  6.8
  Interest cost                                                              17.8           17.4             17.6
  Expected return on plan assets                                            (39.2)         (34.8)           (30.9)
  Amortization of net (gain)loss                                             (9.0)          (7.3)            (4.6)
  Curtailment (gain)loss                                                      1.0           --               --
                                                                        ------------ --------------- ----------------
  Net periodic benefit cost                                                $(21.7)        $(18.1)          $(11.1)
                                                                        ============ =============== ================

Other Benefits:
  Service cost                                                             $  5.0         $  4.6           $  4.5
  Interest cost                                                               8.9            9.0              8.6
  Curtailment (gain)loss                                                     (5.5)           0.0              0.0
  Amortization of net (gain)loss                                             (3.5)          (3.8)            (3.7)
                                                                        ------------ --------------- ----------------
  Net periodic benefit cost                                                $  4.9         $  9.8           $  9.4
                                                                        ============ =============== ================

Assumptions used in measuring the benefit obligations were:

                                                                Pension                            Other
                                                       ----------------------------    ------------------------------
                                                            1999         1998               1999           1998
                                                       ------------- --------------    --------------- --------------
Discount rate                                                7.25%        6.50%             7.25%          6.50%
Long-term rate of:
   Compensation increases                                    5.0%         5.0%              N/A             N/A
   Return on plan assets                                     7.5%         7.5%              N/A             N/A

For measurement purposes a 6.50% annual rate of increase in the cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease each year to a rate of 5.25% for 2004 and remain at that rate thereafter.
    In 1999, the Company closed its Acklin Stamping plant which resulted in the recognition of a net curtailment gain of approximately $4.5 million. The accumulated other postretirement benefit obligation was reduced by $5.5 million (income effect) and additional pension expense of $1.0 million was recorded.
    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                        +1%          -1%
                                       -------------------
  Accumulated postretirement
    benefit obligation                 $17.8       $(14.8)
  Net postretirement benefit cost        2.3         (1.9)

    The Company's foreign subsidiaries provide for defined benefits that are generally based on earnings at retirement date and years of credited service. The combined expense for these unfunded plans was $2.7, $2.9 and $2.7 million in 1999, 1998 and 1997, respectively. The net liability recorded in the consolidated balance sheet was $15.0 and $14.6 million for 1999 and 1998, respectively. In 1999, Tecumseh Europe, S.A. recorded a minimum pension liability of $2.5 million ($1.5 million net of tax effects), the charge for which is recognized in other comprehensive income.
    The Company has defined contribution retirement plans that cover substantially all domestic employees. The combined expense for these plans was $3.6, $3.1 and $3.4 million in 1999, 1998 and 1997, respectively.

NOTE 4.   Income Taxes
    Consolidated income before taxes consists of the following:

(Dollars in millions)                                                    1999              1998             1997
                                                                  ------------------ --------------- ----------------
   United States                                                        $159.2            $ 65.9           $124.6
   Foreign                                                                64.4              51.6             36.2
                                                                  ------------------ --------------- ----------------
                                                                        $223.6            $117.5           $160.8
                                                                  ================== =============== ================


Provision for income taxes consists of the following:

(Dollars in millions)                                                    1999              1998             1997
                                                                  ------------------ --------------- ----------------
  Current:
   U.S. federal                                                          $40.5             $35.6            $37.5
   State and local                                                         5.4               5.0              3.8
   Foreign income and withholding taxes                                   23.4              16.0              9.0
                                                                  ------------------ --------------- ----------------
                                                                          69.3              56.6             50.3
                                                                  ------------------ --------------- ----------------
  Deferred:
   U.S. federal                                                           14.5             (13.2)             8.6
   Foreign                                                                (2.2)             (0.1)             1.4
                                                                  ------------------ --------------- ----------------
                                                                          12.3             (13.3)            10.0
                                                                  ------------------ --------------- ----------------
  Provision for income taxes                                             $81.6             $43.3            $60.3
                                                                  ================== =============== ================
  Income taxes paid                                                      $78.6             $52.7            $39.6
                                                                  ================== =============== ================

    A reconciliation between the actual income tax expense provided and the income tax expense computed by applying the statutory federal income tax rate of 35% to income before tax is as follows:

(Dollars in millions)                                                   1999              1998             1997
                                                                  ------------------ --------------- ----------------
Income taxes at U.S. statutory rate                                      $78.3             $41.1            $56.3
Excess of foreign taxes over the
  U.S. statutory rate                                                      2.7               0.1              2.2
State and local income taxes                                               3.5               3.2              2.4
Tax benefits from Foreign Sales
  Corporation                                                             (1.9)             (1.0)            (1.0)
Other                                                                     (1.0)             (0.1)             0.4
                                                                  ------------------ --------------- ----------------
                                                                         $81.6             $43.3            $60.3
                                                                  ================== =============== ================

    Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

(Dollars in millions)                                                                      1999           1998
                                                                                     --------------- ----------------
Deferred tax assets:
  Other postretirement liabilities                                                          $72.2          $71.9
  Product warranty and self-insured risks                                                    21.9           25.2
  Net operating loss carryforwards                                                            0.9            2.6
  Provision for environmental matters                                                        15.7           16.0
  Other accruals and miscellaneous                                                           38.7           27.2
                                                                                     --------------- ----------------
                                                                                            149.4          142.9
  Valuation allowance                                                                        (1.2)          (1.7)
                                                                                     --------------- ----------------
   Total deferred tax assets                                                                148.2          141.2
                                                                                     --------------- ----------------
Deferred tax liabilities:
  Tax over book depreciation                                                                 25.7           28.1
  Pension                                                                                    36.7           25.3
  Other                                                                                       3.6           21.0
                                                                                     --------------- ----------------
   Total deferred tax liabilities                                                            66.0           74.4
                                                                                     =============== ================
    Net deferred tax assets                                                                 $82.2          $66.8
                                                                                     =============== ================

    The Company's share of accumulated unremitted earnings of foreign subsidiaries at December 31, 1999 and 1998 was $203.1 and $172.9 million, respectively.
    At December 31, 1999, the Company had net operating loss carryforwards attributable to foreign operations for income tax purposes of $8.8 million which expire from 2000 to 2006 if not offset against future taxable income. For financial reporting purposes, a valuation allowance has been established to offset the deferred tax assets related to those loss carryforwards.

NOTE 5.   Inventories
    The components of inventories at December 31, were:

(Dollars in millions)                                1999           1998
                                               --------------- ----------------
Raw materials and work in process                   $151.7         $176.5
Finished goods                                        96.1           81.9
Supplies                                              18.5           17.3
                                               --------------- ----------------
                                                    $266.3         $275.7
                                               =============== ================

NOTE 6.   Business Segment Data
     Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes standards for the reporting of information about operating segments in annual and interim financial statements. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker(s) in deciding how to allocate resources and in assessing performance.
     The Company has three reportable segments based on the similarity of products produced: Compressor Products, Engine & Power Train Products, and Pump Products. A full-line of hermetic compressors for residential and commercial air conditioning and refrigeration products are manufactured and marketed through the Compressor Products Group. Gasoline engines and power train components for lawn and garden and utility applications are produced and marketed by the Engine & Power Train Products Group. The Pump Products Group manufactures and sells centrifugal, sump and small submersible pumps for industrial, commercial, marine and agricultural applications.
     The accounting policies of the reportable segments are the same as those described in Note 1 of Notes to Consolidated Financial Statements. Transfers between segments are accounted for at cost plus a reasonable profit. There were no accounting changes in the years presented. Net sales by geographic area are attributed to individual countries by the location of our customers to whom we have shipped product. Under net long-lived assets, the Company indicates the location of its property, plant and equipment net of depreciation by country.
     In 1999, the Company did not have sales equal to or greater than 10% of consolidated net sales to any single customer. Business segment data is presented on page 14 of this report.

NOTE 7.   Debt
    Short-term debt consists of borrowings by foreign subsidiaries at varying interest rates under revolving credit agreements, advances on export receivables and overdraft arrangements with banks used in the normal course of business. The U.S. dollar equivalent of this debt was $7.2 million at December 31, 1999, and $9.8 million at December 31, 1998. The weighted average interest rate was 4.1% in 1999 and 8.3% in 1998.

    Long-term debt consists of the following:
    1. Unsecured borrowings, primarily with banks, by foreign subsidiaries with interest at 6.0% and maturing in 2000 through 2007. The U.S. dollar equivalent of these borrowings was $1.7 and $2.7 million at December 31, 1999 and 1998, respectively.
    2. $14.6 million ($15.3 million in 1998) variable rate Industrial Development Revenue Bonds (effective interest rate of 5.8% at December 31, 1999) payable in quarterly installments from 2000 to 2021.
    Scheduled maturities of long-term debt outstanding at December 31, 1999, are as follows:
         2000--$ .7 million;     2001--$1.5 million;
         2002--$ .7 million;     2003--$1.1 million;
         2004 and beyond--$12.3 million.
    Interest paid was $3.9 million in 1999, $4.0 million in 1998 and $6.5 million in 1997.

    The Company has a $100 million revolving credit facility for general corporate purposes. The facility has a three-year term which may be extended annually with the consent of the participating banks. Under the facility, the Company may select among various interest rate arrangements. As of December 31, 1999, the Company had not made any borrowings under this facility.

NOTE 8.   Environmental Matters
    The Company has been named by the U.S. Environmental Protection Agency ("EPA") as a potentially responsible party ("PRP") in connection with the Sheboygan River and Harbor Superfund Site in Wisconsin. At the direction of the EPA, the Company and its independent environmental consultants conducted a remedial investigation and feasibility study. As a result of this study, the Company believes the most appropriate course of action is active remediation to the upper river near the Company's facility, and that only monitored natural armoring should be required in the middle river and the lower river and harbor. At December 31, 1999 and 1998, the Company had accrued $31.5 and $33.8 million, respectively for estimated costs associated with the cleanup of this site.
    In May 1999, the EPA issued a proposed remedial action plan ("PRAP") for the Sheboygan River and Harbor Superfund Site. The PRAP proposed remedial action in both the upper river and the harbor, at an estimated cost of approximately $66 million. In August 1999, the Company filed extensive comments in opposition to this proposal. The EPA has not yet issued a Record of Decision ("ROD") for the cleanup of the Sheboygan River and Harbor Site. The Company anticipates receiving a ROD in the first quarter of year 2000; however, the ultimate resolution of this matter will likely take much longer. In addition, the Wisconsin Department of Natural Resources ("WDNR"), as a Natural Resource Trustee, is investigating what additional requirements, if any, the state may have beyond those specified under the EPA plan.
    The ultimate costs to the Company will be dependent upon factors beyond its control. These factors include the scope and methodology of the remedial action requirements to be established by the EPA (in consultation with the WDNR), required cleanup standards, rapidly changing remediation technology, the extent of any natural resource damages, and the outcome of any related litigation. Other PRPs may contribute to the costs of any final remediation, and/or natural resource damage claims, regarding the middle river and lower river and harbor portions of the Site.
    The Company, in cooperation with the WDNR, conducted an investigation of soil and groundwater contamination at the Company's Grafton, Wisconsin plant. It was determined that contamination from petroleum and degreasing products used at the plant are contributing to an off-site ground water plume. Certain test procedures are underway to assess the extent of contamination and to develop remedial options for the site. While the Company has provided for estimated investigation and on-site remediation costs, the extent and timing of future off-site remediation requirements, if any, are not presently determinable.
    The WDNR has requested that the Company and other interested parties join it in a cooperative effort to clean up PCB contamination in the watershed of the south branch of the Manitowoc River, downstream of the Company's New Holstein, Wisconsin facility. The Company has cooperated to date with the WDNR in investigating the scope of the contamination. Although the WDNR's investigation has not established the parties responsible for the contamination, the WDNR has indicated that it believes the Company is a source of the PCB contamination and that it expects the Company to participate in a cooperative cleanup effort. The Company has provided for preliminary investigation expenses and for a portion of source area remediation costs it is likely to agree to share with federal and state authorities. Although participation in a cooperative remediation effort for the balance of the watershed is under consideration, it is not possible to reasonably estimate the cost of any such participation at this time.
    In addition to the above mentioned sites, the Company is also currently participating with the EPA and various state agencies at certain other sites to determine the nature and extent of any remedial action, which may be necessary with regard to such other sites. At December 31, 1999 and 1998, the Company had accrued $42.4 million and $43.3 million, respectively for environmental remediation, including the amounts noted above relating to the Sheboygan River and Harbor Superfund Site. As these matters continue toward final resolution, amounts in excess of those already provided may be necessary to discharge the Company from its obligations for these sites. Such amounts, depending on their amount and timing, could be material to reported net income in the particular quarter or period which they are recorded. In addition, the ultimate resolution of these matters, either individually or in the aggregate, could be material to the consolidated financial statements.

NOTE 9.  Commitments and Contingencies
    Various lawsuits and claims, including those involving ordinary routine litigation incidental to its business, to which the Company is a party, are pending, or have been asserted, against the Company. Although the outcome of these matters cannot be predicted with certainty, and some of them may be disposed of unfavorably to the Company, management has no reason to believe that their disposition will have a materially adverse effect on the consolidated financial position or results of operations of the Company.

NOTE 10.   Financial Instruments
    The following table presents the carrying amounts and the estimated fair values of financial instruments at December 31, 1999 and 1998:

  (Dollars in millions)                 1999                      1998
                             ------------------------  -------------------------
                               Carrying      Fair        Carrying       Fair
                                Amount       Value        Amount        Value
                             ------------------------  -------------------------
  Cash & cash equivalents      $270.5        $270.5      $277.7         $277.7
  Short-term borrowings           7.2           7.2         9.8            9.8
  Long-term debt                 16.3          16.3        18.0           18.0
  Foreign currency
    contracts                    (2.3)         (2.3)       (0.2)           4.8
  Commodity contracts            --             4.4        --             (1.4)

    The carrying amount of cash equivalents approximates fair value due to their liquidity and short-term maturities. The carrying value of the Company's debt approximates fair value due to the variable interest rate on the majority of the debt. The fair values of foreign currency and commodity contracts reflect the differences between the contract prices and the forward prices available on the balance sheet date.

    The Company does not utilize financial instruments for trading or other speculative purposes. The Company generally does not hedge the net investment in its subsidiaries. All derivative financial instruments held at December 31, 1999 will mature within six months. All such instruments held at December 31, 1998 matured in 1999.
    The Company enters into foreign currency forward exchange contracts to hedge receivables, payables and other known transactional exposures for periods consistent with the expected cash flows of the underlying transactions. Company policy allows local management to hedge forecasted foreign currency transactions up to a year in advance. The contracts generally mature within one year and are designed to limit exposure to exchange rate fluctuations because gains and losses on the hedged transactions offset gains and losses on the contracts. The following table shows the notional amounts of the foreign currency forward exchange contracts at December 31, 1999 and 1998, translated into U.S. dollars at rates current at the reporting date. The majority of the contracts are denominated in U.S. dollars, although some contracts involve one foreign currency traded for another. The "buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies, and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies.

  (Dollars in millions)             1999                   1998
                           ---------------------  ----------------------
                               Buy       Sell         Buy       Sell
                           ---------------------  ----------------------
  French francs                $60.5     $ --         $37.0     $12.3
  Italian lira                  --        6.0            --       1.9
  Brazilian reais               --         --            --      25.0
  Others                        --        1.0            --       0.1
                           =====================  ======================
                               $60.5     $7.0         $37.0     $39.3
                           =====================  ======================

    The Company uses commodity forward purchasing contracts to help control the cost of commodities (copper and aluminum) used in the production of compressor motors and components and engines. Company policy allows local managers to contract commodity forwards for a limited percentage of raw material requirements up to one year in advance. These contracts are not recorded in the balance sheet as they do not require an initial cash outlay and do not represent a liability until delivery of the commodity. Commodity forwards outstanding at December 31, 1999 and 1998 were $39.5 and $32.5 million, respectively.
    A portion of export accounts receivable at the Company's Brazilian subsidiary are sold at a discount. Discounted Brazilian receivable balances at December 31, 1999 and 1998 were $18.0 and $15.4, respectively, and the discount rate was 7.3% in 1999 and 1998.

NOTE 11.   Stockholders Equity
    The shares of Class A common stock and Class B common stock are substantially identical except as to voting rights. Class A common stock has no voting rights except the right to i) vote on any amendments that could adversely affect the Class A Stock Protection Provision in the articles of incorporation and ii) vote in other limited circumstances, primarily involving mergers and acquisitions, as required by law.
    A Shareholders' Rights Plan is in effect for each class of stock. These plans protect shareholders against unsolicited attempts to acquire control of the Company that do not offer an adequate price to all shareholders. The rights are not currently exercisable, but would become exercisable at an exercise price of $80 per share, subject to adjustment, if certain events occurred relating to a person or group acquiring or attempting to acquire 10% or more of the outstanding shares of Class B common stock. The rights have no voting or dividend privileges and are attached to, and do not trade separately from, the Class A and Class B common stock. The rights expire on January 23, 2001. As of December 31, 1999, 16,410,438 shares of Class A common stock and 5,470,146 shares of Class B common stock were reserved for future exercise under the plans.
    On November 24, 1999 the Company announced an extension of its share repurchase program, begun in 1997, for the Class A common stock. Under the program, the Company is authorized to repurchase an additional one million Class A shares on the open market through December 31, 2000, depending upon market conditions and other factors. The repurchase program is expected to be financed primarily through internally available funds. In fiscal years 1997 through 1999, the Company repurchased and retired 2,087,500 shares of Class A common stock at a cost of approximately $108.8 million. As of February 4, 2000, and subsequent to December 31, 1999, the Company has repurchased and retired an additional 106,000 shares at a cost of approximately $4.9 million.

NOTE 12.  Business Acquisitions
    In July 1997, the Company completed the acquisition of two compressor manufacturing facilities in India for $46.9 million. The transactions were accounted for as a purchase and the excess of cost over the acquired net assets is being amortized over 40 years. Results of operations for the last six months of 1997 are included in the Company's statement of consolidated income.

NOTE 13.  Asset Impairment Loss
    In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company recorded an impairment loss on the buildings, tooling, machinery and equipment dedicated to the production of the scroll compressor. Due to the anticipated lengthy introduction period involving limited production, expected manufacturing costs and probable market conditions, it was estimated that the future cash flows from this product line would not be sufficient to cover the carrying value of the long-lived assets related to that business. Accordingly, the Company recognized an asset impairment loss of $45 million ($28.8 million or $1.35 per share after taxes) in the fourth quarter of 1998. This loss was the difference between the carrying value of the scroll compressor long-lived assets and the estimated fair value of those assets based on an independent appraisal.

MANAGEMENT'S REPORT

TO THE SHAREHOLDERS OF
   TECUMSEH PRODUCTS COMPANY

      The primary responsibility for the integrity and objectivity of the financial statements and other information included in this annual report rests with management. The financial information was prepared in accordance with generally accepted accounting principles and, where necessary, includes management's best estimates and judgments, giving due consideration to materiality. Financial information elsewhere in this annual report is consistent with that in the financial statements.
      Management has established and maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization. These controls are documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process. This system is continually reviewed, evaluated and modified to reflect current conditions.
      The Audit Committee of the Board of Directors, composed of outside Directors, is responsible for monitoring the Company's accounting and reporting practices. The Audit Committee meets regularly with management, the internal auditors, and the independent public accountants to review the work of each and to assure that each is carrying out its responsibilities. Both the independent public accountants and the internal auditors have unrestricted access to the Audit Committee with and without management's representative present, to discuss the results of their examinations and their opinions on the adequacy of internal accounting controls and quality of financial reporting.
      Independent public accountants are engaged to express an opinion on the Company's financial statements. Their audit is conducted in accordance with generally accepted auditing standards, and includes a review of internal controls and selective tests of transactions. Their opinion is based on procedures which they believe to be sufficient to provide reasonable assurance that the financial statements contain no material errors.




  Todd W. Herrick
  President and Chief Executive Officer




  John H. Foss
  Vice President, Treasurer and
  Chief Financial Officer


INDEPENDENT ACCOUNTANT'S REPORT

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
   TECUMSEH PRODUCTS COMPANY


      We have audited the accompanying consolidated balance sheets of Tecumseh Products Company and Subsidiaries as of December 31, 1999 and 1998, and the related statements of consolidated income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tecumseh Products Company and Subsidiaries at December 31, 1999 and 1998 and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.





Ciulla, Smith & Dale, LLP
Certified Public Accountants

January 28, 2000
Southfield, Michigan

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
(Dollars in millions except per share data)


                                               1999 (a)      1998 (b)             1997             1996 (c)            1995
                                             -----------    ---------    ---------------    ---------------    --------------
INCOME STATEMENT DATA:
      Net sales                                $1,814.3     $1,750.2           $1,728.3           $1,784.6          $1,716.0
      .......................................................................................................................
      Net income before accounting
         changes                                  142.0         74.2              100.5              112.6             119.2
      .......................................................................................................................
      Cumulative effect of changes
         in accounting principles                    --           --                 --                 --                --
      .......................................................................................................................
      Net income (loss)                           142.0         74.2              100.5              112.6             119.2
-----------------------------------------------------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK (f)
      Net income before accounting
         changes                                  $7.00        $3.47              $4.59              $5.15             $5.45
      .......................................................................................................................
      Cumulative effect of accounting
         changes                                     --           --                 --                 --                --
      .......................................................................................................................
      Net income (loss)                            7.00         3.47               4.59               5.15              5.45
      .......................................................................................................................
      Cash dividends declared                      1.22         1.20               1.20               1.68              1.61
-----------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (AT PERIOD END):
      Cash and cash equivalents                  $270.5       $277.7             $304.1             $277.7            $261.6
      .......................................................................................................................
      Working capital (g)                         618.6        605.9              554.8              549.7             521.3
      .......................................................................................................................
      Net property, plant and equipment           477.4        508.9              569.7              529.1             477.0
      .......................................................................................................................
      Total assets                              1,553.3      1,556.2            1,537.4            1,472.6           1,407.6
      .......................................................................................................................
      Long-term debt                               15.6         17.2               17.5               14.4              14.7
      .......................................................................................................................
      Stockholders' equity                      1,014.2        995.7            1,000.2              947.5             877.1
-----------------------------------------------------------------------------------------------------------------------------
OTHER DATA:
      Capital expenditures                        $73.0        $64.4              $90.6             $115.2            $127.4
      .......................................................................................................................
      Depreciation and amortization                72.4         74.6               71.1               64.6              59.2
-----------------------------------------------------------------------------------------------------------------------------

Note: The above per share amounts have been adjusted as necessary to reflect the 100% stock dividend paid June 30, 1993 and the stock dividend paid May 29, 1992.
(a) 1999 results include a $14.1 million net nonrecurring gain equivalent to $9.0 million or $.44 per share after taxes. This gain is comprised of a $4.6 million gain on curtailment of employee benefit plans at a closed plant, a $4.0 million gain on an insurance settlement, and an $8.6 million gain from currency hedging at the Company's Brazilian subsidiary. These gains were partially offset by charges for plant closing and environmental costs totaling $3.1 million.
(b) 1998 results include a $45 million nonrecurring charge for asset impairment. This charge was equivalent to $1.35 per share after taxes.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
(Dollars in millions except per share data)

                                                 1994         1993        1992 (d)      1991       1990 (e)
                                             ----------    ---------    ----------   ----------   ----------
INCOME STATEMENT DATA:
      Net sales                               $1,533.4     $1,314.2      $1,258.5     $1,197.2     $1,318.1
      ......................................................................................................
      Net income before accounting
         changes                                 120.3         81.4          52.3         42.5         14.2
      ......................................................................................................
      Cumulative effect of changes
         in accounting principles                   --           --         (95.0)          --           --
      ......................................................................................................
      Net income (loss)                          120.3         81.4         (42.7)        42.5         14.2
------------------------------------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK (F)
      Net income before accounting
         changes                                 $5.50        $3.72         $2.39        $1.94        $0.65
      ......................................................................................................
      Cumulative effect of accounting
         changes                                    --           --         (4.34)          --           --
      ......................................................................................................
      Net income (loss)                           5.50         3.72         (1.95)        1.94         0.65
      ......................................................................................................
      Cash dividends declared                     1.35         1.15          0.80         0.80         0.80
------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (AT PERIOD END):
      Cash and cash equivalents                 $283.2       $313.2        $263.6       $256.4       $240.3
      ......................................................................................................
      Working capital (g)                        504.2        473.6         420.4        403.1        414.3
      ......................................................................................................
      Net property, plant and equipment          402.4        320.4         322.9        324.3        304.9
      ......................................................................................................
      Total assets                             1,289.8      1,132.7       1,078.6      1,055.4      1,032.2
      ......................................................................................................
      Long-term debt                               9.1         11.2          14.4         17.9         23.6
      ......................................................................................................
      Stockholders' equity                       785.5        686.8         639.8        712.8        692.2
------------------------------------------------------------------------------------------------------------
OTHER DATA:
      Capital expenditures                      $136.2        $51.1         $56.6        $85.8        $64.8
      ......................................................................................................
      Depreciation and amortization               55.7         52.5          53.6         49.9         49.6
------------------------------------------------------------------------------------------------------------

(c) 1996 results include a $5.1 million nonrecurring charge for environmental and litigation costs, or $.15 per share after taxes.
(d) 1992 results reflect the cumulative effect of adoption of Statement of Financial Accounting Standards (SFAS) No. 106, Accounting for Non-pension Postretirement Benefits and SFAS No. 109, Accounting for Income Taxes.
(e) 1990 results include a nonrecurring provision for environmental cleanup of $19.2 million after income taxes or $.88 per share.
(f)  Basic and diluted earnings per share are equivalent.
(g)  Working capital is the excess of current assets over current liabilities.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------
QUARTERLY FINANCIAL DATA
(Dollars in millions except per share data)


                                                                          QUARTER
                                                   ---------------------------------------------------
                                                      FIRST (a)     SECOND      THIRD   FOURTH (b)(c)    TOTAL
                                                    -----------    -------    -------   -------------   --------
1999
Net sales                                                $489.4     $503.6     $407.8     $413.5        $1,814.3
Gross profit                                               83.5       87.8       70.3       70.8           312.4

Net income                                                $42.5      $39.6      $30.4      $29.5          $142.0
                                                         ======     ======     ======     ======        ========
Basic and diluted earnings (loss) per share               $2.05      $1.95      $1.51      $1.48           $3.47
                                                         ======     ======     ======     ======        ========
1998
Net sales                                                $459.9     $500.4     $397.1     $392.8        $1,750.2
Gross profit                                               62.5       77.4       53.4       19.1           212.4

Net income                                                $24.9      $33.9      $19.2      ($3.8)          $74.2
                                                         ======     ======     ======     ======        ========
Basic and diluted earnings (loss) per share               $1.15      $1.57      $0.90     ($0.18)          $3.47
                                                         ======     ======     ======     ======        ========

(a) First quarter 1999 results include a nonrecurring gain of $8.6 million from currency hedging at the Company's Brazilian subsidiary. This gain is equivalent to $.27 per share after tax.
(b) Fourth quarter 1999 results include a net $5.5 million nonrecurring gain which consisted of a $4.6 million gain from the curtailment of employee benefit plans at a closed plant, a $4.0 million gain on an insurance settlement and offsetting charges for a plant closing and environmental costs totaling $3.1 million. This net gain is equivalent to $.17 per share after taxes.
(c) Fourth quarter 1998 results include a $45 million nonrecurring charge for asset impairment. This charge is equivalent to $1.37 per share after taxes in the fourth quarter. Favorable fourth quarter adjustments to net pension expense increased 1998 fourth quarter net income by $3.7 million or $.18 per share.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------
INFORMATION CONCERNING EQUITY SECURITIES

The Company's Class A and Class B common stock trades on the Nasdaq Stock Market under the symbols TECUA and TECUB, respectively. Total shareholders as of February 4, 2000 were approximately 5,700 for Class A common stock and 4,300 for Class B common stock.



                                        1999                                                  1998
                 --------------------------------------------------    -------------------------------------------------
                              Sales Price                                           Sales Price
                 -------------------------------------                 ------------------------------------
                 Class A             Class B                Cash       Class A             Class B               Cash
                 -------             -------              Dividends    -------             -------             Dividends
Quarter Ended      High      Low       High       Low     Declared      High      Low        High      Low     Declared
-------------      ----      ---       ----       ---     --------      ----      ---        ----      ---     --------
March 31         51.5      41.5      48         41.813       $0.30     53.75     52.5       56.625    55         $0.30
June 30          67.75     49.5      61.5       43.25         0.30     54.625    52.125     58.75     56.75       0.30
September 30     66.875    48.625    59.75      45            0.30     51        49.063     52.5      51.5        0.30
December 31      50.25     41.625    45.875     37.5          0.32     46.625    44         45.25     43.25       0.30